UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 18, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of UBS Group AG and UBS AG's Global Reporting Initiative (GRI) 2018 Document, which appears immediately following this page.

GRI Document 2018

Sustainability reporting information

Our approach to long-term value creation

What we put into the equation

We deploy and invest our capital …

… to deliver added value through our business activities

Financial

- Common equity tier 1 (CET1) capital: **USD 34.1 billion**
- Total loss-absorbing capacity: **USD 84 billion**
- Risk-weighted assets: **USD 264 billion**
- Leverage ratio denominator: **USD 905 billion**
- Strong balance sheet reflecting high asset quality and low risk profile, e.g., high-quality liquid assets: **USD 173 billion**
- We continue to invest in technology to enhance our business, having spent **USD 3.5 billion** in 2018, and expect to maintain around this level of spend through 2021, mainly on new technologies

Relationships and intellectual

- Over **150** years of experience in banking
- Strong brand
- **10,677** advisors serve our clients in Global Wealth Management
- UBS builds and strengthens client and industry relationships through the various platforms and offerings such as *UBS Evidence Lab Innovations, UBS Partner, UBS Atrium* and *we.trade*

Human

- More than **68,000** people worldwide, of which ~$^{1}/_{3}$ in Switzerland
- Globally, we hired almost **1,700** junior talents into entry-level training programs
- **104** individuals (to date) relaunched their careers through our award-winning *UBS Career Comeback Program*
- Focus on hiring, retaining and promoting more women across the firm

Social and natural

- We want to be the financial provider of choice for clients wishing to direct capital toward investments that support the Sustainable Development Goals and the transition to a low-carbon economy
- Comprehensive environmental and social risk (ESR) framework governing client and supplier relationships applied firm-wide to all activities
- **USD ~41 million** direct cash contributions to communities
- **197,807** volunteering hours on community projects
- UBS Optimus Foundation: **USD ~67 million** raised in donations
- Through our supply chain, we sourced USD 11 billion of products and services, of which we purchased USD 2.5 billion of goods from approximately 11,000 suppliers in Switzerland

Clients
Investment Bank
Global Wealth Management
Asset Management
Personal & Corporate Banking
Corporate Center

As of or for the year ended 31 December 2018

› to create long-term value for our stakeholders

... balancing opportunities and risks resulting from our environment and our business

... to achieve positive results for our stakeholders

Investors

- Dividend of **CHF 0.70** per share proposed for the financial year 2018
- Combining the proposed dividend with our share repurchases of CHF 750 million last year, our total payout ratio for 2018 will be 76% (calculated as accruals for proposed dividends to shareholders plus the share repurchases in 2018 divided by net profit attributable to shareholders)
- Net profit attributable to shareholders: **USD 4,516 million** in 2018
- Return on tangible equity: **10.0%**. Adjusted return on tangible equity excl. deferred tax expense / benefit and deferred tax assets: **12.9%**
- Updated annual performance targets, ambitions and capital and resource guidelines effective from 2019
- We achieved a **13.1%** return on CET1 capital (with a target of ~15% for the full year 2019)
- UBS AG ratings: Moody's: Aa3 (stable outlook); S&P: A+ (stable outlook); Fitch: AA- (stable outlook)

Clients

- Invested assets: **USD 3,101 billion**
- In Switzerland, UBS has client relationships with one in three households, more than 50% of the mid- to large firms and more than 90% of the large corporates
- Access to a comprehensive offering and convenient digital banking
- In Asset Management, we serve approximately **3,000** corporate and institutional clients around the world
- Our Investment Bank, with a presence in 33 countries, provides services globally to a variety of clients, such as institutional investors, asset managers, hedge funds, corporates, pension funds, central banks, sovereigns, financial advisors and family offices, as well as to our business divisions
- Launch of *UBS Manage* Sustainable Investing (SI) (discretionary mandate) based on new CIO SI strategic asset allocation (100% SI excluding liquidity allocation)

Employees

- Truly global: our employees are working in **50** countries, are citizens of **133** countries and speak more than **150** languages
- Among the world's most attractive employers (Universum Top 50, Equileap Gender Equality Global Ranking No. 18)
- Our in-house *UBS University* helps to ensure employees have the skills they need for the future
- As a result of insourcing initiatives and improved efficiency, we significantly reduced our external staff in Corporate Center and saw a resulting increase in employees within our Business Solutions Centers

Society

- Leading provider of sustainable investment products in Switzerland with ~23% market share among respective asset and wealth managers
- Sustainable investing assets represented **USD 1,110 billion,** constituting ~36% of total invested assets
- Our ESR standards apply to client and supplier relationships equally. Of the 2,114 assessments by our ESR function, ~100 were rejected or not further pursued, ~350 relationships were approved with qualifications
- One of the top taxpayers in Switzerland
- More than **343,000** direct beneficiaries as a result of our community investment
- UBS Optimus Foundation's work helped improve the well-being of **2.8 million** children globally
- Total reduction of greenhouse gas footprint by 63% from baseline year 2004

As of or for the year ended 31 December 2018

Table of contents
Chairman’s statement
3	Chairman’s statement

Our strategy, business model and environment (Extract from the UBS Annual Report 2018)
6	Our strategy
7	Performance targets and measurement
9	Our businesses
19	Our environment
22	How we create value for our stakeholders

Our governance and principles
34	UBS in society organization
34	Governance and policies
36	Sustainable performance and compensation
37	Our climate strategy – taking action to support a low-carbon economy

Our stakeholder engagement
41	Our stakeholders
44	Materiality under GRI Standards

Our clients
50	Sustainable investments
51	Stewardship / voting rights
52	Global philanthropy
53	Key sustainable investing products and services in 2018
55	Suitability
56	Accessibility
56	Financial literacy

Our business
57	Advancing sustainability in the financial sector – UBS’s key activities in 2018
59	Environment and human rights
59	Management of environmental and social risks
62	In-house environmental management
70	Responsible supply chain management
71	Combating financial crime
72	Ratings and recognitions
74	External commitments and memberships

Our employees
76	The UBS workforce in 2018
76	Our workforce at a glance
82	Sustainability-related training and raising awareness

Our communities
83	Overview
83	Our contributions in 2018
85	Employee volunteering
85	Progress against target
86	Measuring impact
86	Impacting organizations in 2018

Our sustainability track record
88	Our sustainability track record

Assurance and certification
90	Independent assurance report by EY
92	ISO 14001 and 50001 certificates

Appendix
96	Our Code of Conduct and Ethics
100	Charter of the Corporate Culture and Responsibility Committee
101	UBS in society constitutional document
104	Environment and social risk policy framework
111	Calculating and reporting on climate change-related financing and advisory activities
112	Health and safety statement
113	Information for management approaches for material topics
114	Impact of material GRI topics
115	UBS sustainability objectives and achievements 2018 and sustainability objectives 2019
123	UBS in society management indicators
124	Direct economic value generated and distributed by UBS Group AG consolidated in 2018
125	Global Reporting Initiative Content Index 2018
143	Non-financial disclosures in accordance with German law implementing the EU directive 2014/95

UBS Group AG consolidated

About this GRI Document

We strive to report openly and transparently about our firm’s sustainability approach and activities, consistently applying our firm's information policy and disclosure principles. The core medium for our sustainability disclosure is this UBS GRI Document, supplemented – as referenced in the GRI Content Index – by other relevant information, which can be found in the UBS Annual Report 2018.

We have included the following sections from the UBS Annual Report 2018 at the beginning of this document:

–   Our strategy

–   Performance targets and measurement

–   Our businesses

–   Our environment

–   How we create value for our stakeholders

Except where clearly identified, all of UBS’s sustainability information included in this GRI Document is presented for
UBS Group AG and all its subsidiaries. Information on our consolidated subsidiaries can be found in Note 31 “Interests in subsidiaries and other entities” in our Annual Report 2018. UBS AG consolidated information does not differ in any material respect from UBS Group AG’s consolidated information.

We use the Global Reporting Initiative (GRI) as the basis for our sustainability reporting and apply a careful process weighing up the materiality and relevance of the information reported and the expectations of all our stakeholders.

This document also includes our group’s disclosures of non-financial information required by Germany’s implementation law of EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) (nichtfinanzieller Konzernbericht). A table at the end of this document (page 143) provides the references to such non-financial information.

This GRI Document has been reviewed by Ernst & Young Ltd (EY) against the GRI Standards (limited assurance). The content has been prepared in accordance with the GRI Standards, Comprehensive option, as evidenced in the EY assurance report. Both, the GRI content index and the assurance report, have been included in this document and can also be downloaded from www.ubs.com/gri.

15 March 2019

UBS Group AG and UBS AG

Contacts

UBS Corporate Responsibility Management

The Corporate Responsibility team manages UBS’s sustainability disclosure and also acts as information provider for sustainability-related enquiries.

cr@ubs.com

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis

Chairman’s statement

Chairman’s statement

In this statement, UBS Chairman and Corporate Culture and Responsibility Committee (CCRC) Chairman Axel A. Weber provides his views on UBS’s long-term value creation

We see a strong business rationale for catering to the growing importance of and demand for sustainability. We have set ourselves the goal to create long-term positive value for clients, employees, investors and society. Our goal carries with it a clear responsibility for taking a leading role driving change towards a positive future.

Our approach is particularly apparent in the key subject of “sustainable investing.” UBS is developing sustainable and impact investing products, which combine a financial return with a “societal return.” Our long-term investment themes, for instance, look at important topics such as new technology, health, climate or retirement – and our experts analyze which companies help tackle these challenges and which ones might be more at risk of being negatively impacted by them.

Other teams within our bank are also very actively working on making the world a better place, often together with our clients. This includes the UBS Optimus Foundation and our Philanthropy Advisory function. They are constantly exploring new ideas to help clients leverage their financial means to achieve social ends.

Last but not least our Community Affairs teams, and all the employees around the globe that are involved in the Community Affairs programs, devote time, energy and resources to address pressing needs in local communities.

These are key examples of activities that contribute to our firm’s approach to sustainability. As Chairman of the Board and Chair of our Corporate Culture and Responsibility Committee,
I have to ensure – together with my colleagues on the Board as well as Sergio Ermotti and his colleagues on the Group Executive Board – that we deliver on it.

In order to do so, we must be very alert to how expectations by our most important stakeholder groups change, and we must adapt to and accommodate these changes. We recognize that it is important to understand key societal challenges and opportunities, to consider their relevance to UBS and to identify potential actions our firm may need to take. We apply various approaches to better understand which topics our stakeholders regard as most relevant, including through our annual UBS Materiality Assessment, as defined by the Global Reporting Initiative. In 2018, the CCRC again carefully considered the results of this assessment as it provides us with valuable insights into how effective our firm’s efforts already are, and how we can continue our journey towards long-term value creation.

UBS’s commitment to the UN Global Compact

UBS was among the 44 companies that first signed the UN Global Compact upon its launch in 2000 and is committed to its principles on human rights, labor standards, the environment and anti-corruption. We are also a member of the UN Global Compact Network Switzerland. As reflected in detail in this document, we have a comprehensive set of commitments and activities in place pertaining to the principles of the UN Global Compact.

Axel A. Weber

Chairman of the Board of Directors

Extract from the UBS Annual Report 2018

Our strategy, business model and environment

–        Our strategy

–        Performance targets and measurement

–        Our businesses

–        Our environment

–        How we create value for our stakeholders

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
Our strategy

Our strategy

Attractive business model

Our strategy is centered on our leading global wealth management business and our premier personal and corporate banking business in Switzerland, complemented by our focused investment bank and global asset manager. We concentrate on capital-efficient businesses in our targeted markets, where we have a strong competitive position and an attractive long-term growth or profitability outlook.

We are the preeminent global wealth manager to high net worth and ultra high net worth clients, based on invested assets. We have a strong presence in the largest market, the United States, and the leading position in the fastest-growing region, Asia Pacific, based on invested assets. Our global wealth management business benefits from its scale, which is difficult to replicate organically, and leading positions across the high net worth and ultra high net worth client segments in an industry with attractive growth prospects. The partnership between our business divisions is critical to the success of our strategy and a source of competitive advantage.

Capital strength is the foundation of our strategy and our business model is capital-accretive and capital-efficient.

Long-term value creation through cost- and capital-efficient growth

We are managing UBS for the long term, focusing on sustainable profit growth and responsible resource deployment. We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

Revenue growth

We believe we can grow our revenues at least at the rate of global economic expansion over the cycle, by executing our plans with discipline and by taking advantage of favorable market and industry trends. Improved collaboration and partnership across our business divisions provide further revenue growth potential and enable us to better meet the needs of our ultra high net worth and Global Family Office clients.

Geographically, we expect the US and Asia Pacific to be the strongest contributors to future profit growth. We are already a strong player in the US and Latin America, with ambitions to grow further by capturing market share and benefiting from secular growth trends. We believe Asia Pacific, particularly China, presents a significant long-term opportunity, given its economic expansion and wealth creation. Our competitive position in the region is strong and we are well positioned to capture the growth opportunities across our businesses. In Switzerland, our home market, we intend to reinforce our leadership position. In Europe, the Middle East and Africa, we want to leverage our existing capabilities to grow our market share during the further consolidation that is expected in the financial services industry.

→   Refer to “Industry trends” in the “Our environment” section of this report for more information on the expected industry consolidation

Cost efficiency

We are a cost-conscious organization with objectives to improve our overall cost efficiency. Our aim is to keep costs, excluding performance-based compensation which is linked to revenues, broadly flat over the next three years, while growing our revenues.

We plan to continue to invest in technology to improve efficiency and effectiveness, drive growth and better serve our clients.

In order to further strengthen the business divisions’ ownership of Corporate Center costs and align Group and divisional performance, we have adjusted our Corporate Center cost allocation methodology. A higher proportion of these costs will be allocated to the business divisions from the first quarter of 2019.

→   Refer to the “Significant accounting and financial reporting changes” section of the Annual Report for more information on the changes in cost allocations to business divisions

Capital efficiency

We remain disciplined when deploying capital across our businesses, aiming to cover the cost of capital where capital is allocated.

We are improving transparency and accountability regarding the use of resources, allowing the business divisions to further optimize their capital usage and pursue growth opportunities in a capital-efficient manner. Consequently, we have adapted our equity attribution framework and, from the first quarter of 2019, will further allocate to the business divisions resources that were previously centrally held.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of the Annual Report for more information on how equity is attributed to our business divisions

→   Refer to the “Significant accounting and financial reporting changes” section of the Annual Report for more information on the changes in resource allocations to business divisions

Attractive capital returns

Our capital strength and capital-accretive business model allow us to grow our business while delivering attractive capital returns to our shareholders.

We aim to increase our ordinary dividend per share at a mid-to-high single-digit percentage each year. We also aim to return excess capital, after accruals for ordinary dividends, most likely in the form of share repurchases. We consider our business outlook and capital plan, as well as other developments, in determining excess capital available for share repurchases.

Performance targets and measurement

Targets, ambitions and capital and resource guidelines

In October 2018, we refined our performance target framework, introducing more specific targets and ambitions for the Group and business divisions. Our targets and ambitions are underpinned by our latest three-year strategic plan. Our strategic plan reflects our strategic initiatives, management actions as well as certain economic and market assumptions. The changes take into account the effects of the changes in Corporate Center allocations and our equity attribution methodology, which came into effect on 1 January 2019.

Targets are measured on an annual basis, except our adjusted profit before tax growth targets for Global Wealth Management, Personal & Corporate Banking and Asset Management, and the adjusted return on attributed equity target for the Investment Bank, all of which represent the average annual performance we aim to deliver over the cycle.

The table on the next page shows the performance targets, ambitions, and capital and resource guidelines for the Group and business divisions for the 2019–2021 period. Our targets represent what we expect to achieve in the short term. Our ambitions reflect what we aim to achieve within the next three years.

Both Group and business division performance against targets are taken into account when determining variable compensation.

→   Refer to “Performance and compensation at a glance” in the “Compensation” section of this report for more information on variable compensation

Group targets and ambitions

Our Group targets reflect our overarching goal of growing our business while delivering attractive capital returns and maintaining disciplined resource management.

Regulatory capital plays an important role in how we manage our business. It drives our regulatory capital ratios, which are a key input for defining our risk appetite and a primary constraint on our ability to invest or return capital to shareholders. We have therefore adopted return on common equity tier 1 (CET1) capital as a Group target, aiming at around 15% on a reported basis in 2019, with an ambition to improve to around 17% by 2021.

For our cost efficiency target, we believe adjusted financials better reflect our fundamental business performance than reported financials. Our reported and adjusted results have been converging as we have reduced restructuring expenses, and we expect this convergence to continue. We are targeting an adjusted cost / income ratio of around 77% in 2019, with the ambition to improve to around 72% by 2021.

Divisional targets and ambitions

Our divisional targets include measures of profitability, efficiency and growth, tailored to the strategic objectives and market conditions of each business division, and underpin our Group targets.

Our strategy, business model and environment
Performance targets and measurement

Targets, ambitions and capital and resource guidelines 2019–2021

			Targets		Ambitions	Capital / resource guidelines
			FY19	FY19–21		FY19–21
Group	1	Reported return on CET1 capital	~15%		~17%
	2	Adjusted cost / income ratio[1]	~77%		~72%
	3	CET1 capital ratio				~13%
	4	CET1 leverage ratio				~3.7%
Global Wealth Management	5	Adjusted pre-tax profit growth[1]		10–15%[2]
	2	Adjusted cost / income ratio[1]	~75%		~70%
	6	Net new money growth		2–4%
Personal & Corporate Banking	5	Adjusted pre-tax profit growth[1]		3–5%[2]
	2	Adjusted cost / income ratio[1]	~59%		~56%
	7	Net interest margin		145–155 bps
Asset Management	5	Adjusted pre-tax profit growth[1]		~10%[2]
	2	Adjusted cost / income ratio[1]	~72%		~68%
	6	Net new money growth (excl. money markets)		3–5%
Investment Bank	8	Adjusted return on attributed equity[1]		~15%[2,3]
	2	Adjusted cost / income ratio[1]	~78%		~75%
	9	RWA and LRD in relation to Group				~1/3
1 Refer to the “Group performance” section of this report for information on adjusting items. 2 Over the cycle. 3 Repositioned from a minimum return to a performance target.

Definitions

1      Reported return on CET1 capital                Net profit attributable to shareholders divided by average CET1 capital.

2      Adjusted cost / income ratio                     Adjusted operating expenses divided by adjusted operating income before credit loss (expense) / recovery.

3      CET1 capital ratio                                       CET1 capital divided by risk-weighted assets as of period end.

4      CET1 leverage ratio                                    CET1 capital divided by leverage ratio denominator as of period end.

5      Adjusted pre-tax profit growth                 Change in business division adjusted profit before tax between current and comparison periods divided by business
                   division adjusted profit before tax in the comparison period. For Asset Management, this metric excludes the effect                                       of business exits. For Personal & Corporate Banking, it is measured in Swiss francs.

6  Net new money growth                              Net new money for the period (annualized as applicable) divided by invested assets at the beginning of the period.

7      Net interest margin                                    Net interest income (annualized as applicable) divided by average loans.

8      Adjusted return on attributed equity (RoAE)                    Business division adjusted operating profit before tax (annualized as applicable) divided by average attributed equity.

9      RWA and LRD in relation to Group                   Risk-weighted assets (RWA) or leverage ratio denominator (LRD) attributed to the Investment Bank divided by total
                   Group RWA or LRD, as applicable.

Our businesses

Working in partnership

We operate through four business divisions – Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank – as well as our Corporate Center.

We see partnership as key to our growth, both within and between business divisions. We are at our best when we combine our strengths to provide our clients with more comprehensive and better solutions.

Our global reach and the breadth of our expertise are major assets that set us apart from our competitors. Combining our strengths makes us a better firm. Initiatives such as the Group Franchise Awards encourage employees to look for ways to build bridges between areas and offer the whole firm to our clients.

How we deliver the whole firm to our clients – examples

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
Our businesses

Global Wealth Management

We are the preeminent global wealth manager to high net worth and ultra high net worth clients, with USD 2.3 trillion in invested assets. Our goal is to provide tailored investment advice and solutions to private clients, in particular in the ultra high net worth and high net worth segments.

At the start of 2018, Wealth Management and Wealth Management Americas were combined into a single unit designed to better deliver our services to clients, realize meaningful improvements in efficiency and accelerate growth for our shareholders. We combined the central functions of Chief Investment Office (CIO), Investment Platforms and Solutions (IPS), Client Strategy Office (CSO) and Chief Operating Office (COO), which enables us to operate these central functions efficiently and effectively support the regional business units, which remain close to our clients with decentralized service delivery. The unification of the ultra high net worth business unit enables us to leverage best practices in serving the wealthiest individuals globally and supporting our growth ambitions by working closer together. We have established a referral and collaboration framework that fosters cross-regional teamwork.

Our focus

We serve high net worth and ultra high net worth individuals, families and family offices around the world and affluent clients in selected markets. Our business is focused on the high net worth and ultra high net worth segments, including family offices. Our unified Global Wealth Management division helps us to better serve clients with global needs. We are already a market leader in the ultra high net worth segment outside the US.1 We believe that Global Wealth Management can become the firm of choice for the wealthiest clients both in and outside the US. We expect that increasing our market share with ultra high net worth clients in the US could generate approximately USD 70 billion of cumulative net new money from 2019 to 2021.

We expect that our business growth will occur primarily in the US, in part from the initiatives described above, and in Asia Pacific, where we are already the largest wealth manager based on invested assets.

We are focusing on increasing mandate and lending penetration with innovative solutions for our clients as well as enhancing the advisors’ productivity in these regions by making operational processes more efficient. Additionally, we aim to maintain low attrition and to increase our share of clients’ business.

As of 31 December 2018, approximately 80% of invested assets booked outside the Americas were on the Wealth Management Platform. We plan to eventually converge to a single operating platform outside the Americas. In parallel, we are working on creating the Wealth Management Americas Platform in collaboration with third-party software provider Broadridge. This platform is anticipated to improve advisor productivity and support advisors in growing their businesses. We expect the platform, scheduled to go live in 2021, to increase efficiency and scalability.

→   Refer to “Our focus on technology” in the “How we create value for our stakeholders” section of this report for more information on the Wealth Management Platform and Group-wide technology spend

How we operate

We have a global footprint, with a strong presence in the world’s largest and fastest-growing markets. The US is our largest market, representing more than 50% of our invested assets. We are the largest wealth manager in Asia Pacific and the second largest in Latin America, based on invested assets.1

In Switzerland, we maintain the leading market position and collaborate closely with Personal & Corporate Banking, Asset Management and the Investment Bank.

Our broad domestic footprint in Europe enables us to provide locally adapted offerings, while local offices across Central Europe, the Middle East and Africa keep us close to our clients.

Collaboration with the Investment Bank and Asset Management allows us to offer ultra high net worth clients tailored institutional coverage and global execution.

→   Refer to “Working in partnership” in this section for more information on the Global Family Office

We continue to control costs and are focused on identifying new synergies across Global Wealth Management. We expect to reduce costs by USD 600 million over the next three years by delayering and removing duplicate functions, reducing replacement hiring and optimizing third-party spending. At the same time, we expect to make strategic investments totaling more than USD 1 billion through 2021, including USD 600 million in technology, to further improve client and advisor experience.

Our main competitors are either large US players, but with less reach outside the US – including Bank of America, Citigroup, JPMorgan Chase, Morgan Stanley and Wells Fargo – or geographically diverse firms without our scale or US exposure, such as BNP Paribas, Credit Suisse, Deutsche Bank, HSBC and Julius Baer. Our size and diversified client portfolio are exceptional and would be difficult and expensive for other wealth managers to replicate organically.

1 Statements of market position for Global Wealth Management are UBS's estimates based on published invested assets and internal estimates.

What we offer

By operating as a single business, we aim to offer our clients the best wealth management solutions, services and expertise globally.

We deliver our investment solutions through our IPS offerings, including flagship investment mandates, consisting of our innovative long-term themes and sustainable investment offerings. Our core investment solutions consist of: UBS Transact, a self-directed account granting clients access to UBS execution capabilities and the UBS House View; UBS Advice, which adds portfolio monitoring against an agreed investment strategy to self-directed accounts; and UBS Manage, a discretionary mandate solution where we use our expertise to invest clients’ assets according to a predefined investment strategy. We provide our clients with investment analysis and thought leadership and formulate our client investment strategies through the CIO and the CSO. The CIO provides a concise, comprehensive UBS House View, which identifies and communicates investment opportunities and market risks to help protect and grow our clients’ wealth over generations. The CSO aims at deepening the firm’s understanding of clients’ needs, behaviors and preferences to tailor our offerings and better serve our clients.

Clients benefit from our comprehensive set of capabilities and expertise, including wealth planning, investing, lending, philanthropy, corporate and banking services as well as family office services in collaboration with the Investment Bank and Asset Management.

→   Refer to “Working in partnership” in this section for more information on collaboration between the business divisions

We are continuously working to improve our offering. Key innovations launched in 2018 include enhancements to UBS Manage, which now incorporates mandate solutions with 100% sustainable investments, and two additional impact investment solutions. In addition, we launched the Systematic Allocation Portfolio in the US, a UBS  Manage  offering based on the UBS CIO World Equity Market Model, which analyzes economic and financial data to detect signs of improving or deteriorating equity markets to adjust portfolio exposure dynamically.

How we serve our clients

We serve our clients through local offices and dedicated advisors. Our ultra high net worth business is managed globally across the regions.

We use a mix of digital and non-digital channels (including marketing campaigns, events, advertising, publications and digital-only solutions)  to help drive greater awareness of UBS among prospects and reinforce trust-based relationships between advisors and clients.

How we are organized

Our business division is organized into the regional business units the Americas, which includes the US, Canada and Latin America; Europe, Middle East and Africa (EMEA); Asia Pacific; and Switzerland, as well as the business unit for our ultra high net worth clients. Central functions for global capabilities supporting these business units are the CIO, IPS, the CSO and the COO. We are governed by executive, risk, operating as well as asset and liability committees.

4

regional
business units

The Americas, including the US, Canada and Latin America, EMEA, Asia Pacific, and Switzerland

ultra high net worth business unit

Serves clients globally across the regions

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
Our businesses

Personal & Corporate Banking

As the leading personal and corporate bank in Switzerland, we provide comprehensive financial products and services to private, corporate and institutional clients. We are among the country’s foremost players in the private and corporate loan market, with a well-collateralized and conservatively managed lending portfolio. Personal & Corporate Banking is at the core of our universal bank delivery model in Switzerland.

Our focus

We are the premier personal and corporate bank in Switzerland, providing superior client experience and combining technology with a personal touch.

We have a strong pipeline of growth initiatives in both of our business areas. In Personal Banking, for example, we are further improving technology-enabled mortgage advisory and aim to improve efficiency by streamlining processes and introducing new digital self-service tools. In Corporate & Institutional Clients (CIC), we are investing for growth with a focus on our SMEs, corporates and multinationals businesses and leveraging our transaction banking capabilities. We have recently launched a number of innovations and digital solutions such as the UBS Atrium investor portal, which allows institutional investors to invest in mortgages directly, our vendor leasing solution and the trade finance platform we.trade,  based on blockchain technology, which we developed as part of a consortium with other banks.

Technology plays a key role in our client-centered operating model and we aim to expand our digital leadership. Our multi-year digitalization program enables us to further enhance the client experience. On the basis of advanced analytics and blockchain technologies, we are able to offer clients new products and to identify new cross-selling opportunities.

→   Refer to “Our focus on technology” in the “How we create value for our stakeholders” section of this report for more information on our investment in technology

Operationally, we strive for superb execution, focusing on efficiency while improving our service quality and overall agility.

How we operate

While we operate primarily in our home market of Switzerland, we also provide capabilities to support the growth of the international business activities of our corporate and institutional clients through our local hubs in Frankfurt, New York, Hong Kong and Singapore.

In the CIC business, our main competitors are Credit Suisse, the cantonal banks and globally active foreign banks. We compete in areas covering basic banking services, cash management, trade and export finance, asset servicing, corporate finance and lending, as well as cash and securities transactions for banks.

In the Swiss personal banking business, our competitors are Credit Suisse, PostFinance, Raiffeisen, the cantonal banks and other regional and local Swiss banks. We compete in areas including basic banking, mortgages and foreign exchange, as well as investment mandates and funds.

What we offer

Our personal banking clients have access to a comprehensive life cycle-based offering and convenient digital banking. We deliver a broad range of basic banking products, from payments to deposits, cards, online and mobile banking, as well as lending (predominantly mortgages), investments and retirement services. The overall service range is complemented by our KeyClub  reward program. In close collaboration with Global Wealth Management, we offer leading private banking and wealth management services.

→   Refer to “Working in partnership” in this section for more information on collaboration between the business divisions

Our corporate and institutional clients benefit from our financing and investment solutions, notably from access to equity and debt capital markets, syndicated and structured credit, private placements, leasing and traditional financing. Our transaction banking offers solutions for payment and cash management services, trade and export finance, receivables finance, as well as global custody solutions to institutional clients. In real estate, we offer our mortgage platform UBS Atrium, connecting institutional investors with Swiss mortgage holders to create a competitive offering and attractive investment opportunities for institutional investors.

We collaborate closely with the Investment Bank to offer capital market and foreign exchange products, hedging strategies and trading capabilities, as well as corporate finance advice. In cooperation with Asset Management, we also provide fund and portfolio management solutions.

How we serve our clients

We are the recognized digital leader with the highest online and mobile penetration in Switzerland and continue to invest in a multi-channel distribution strategy to further enhance our leading position.

We are adapting existing branch formats to suit evolving client needs, converting some locations to smaller, more agile branches that serve as marketing and digital support hubs and ensure a strong local presence. We aim to further reshape our physical footprint in an innovative and client-centric way, namely by defining future branch formats with different purposes.

In addition, we continue to shift basic banking services and transactions from branches to contact centers and digital channels, which already serve most of our 2.5 million personal banking clients. Dedicated client advisors serve personal banking clients who have more individualized needs.

Similarly, we bundle our digital offering for small businesses in our Digital Corporate Bank, which offers the convenience and leading digital solutions that small companies look for.

For marketing campaigns, we use online media (including social media and search engine advertising), out-of-home media (posters and digital billboards) and, very selectively, print, TV, radio and cinema advertising. In line with our position as a digital leader in Swiss banking, and because of the channel’s cost effectiveness, we follow a digital-first media strategy. More than 50% of our media investment goes into online channels.

How we are organized

Our business division is organized into Personal Banking and CIC, and further into client and (for corporate banking) product segments. Geographically, our business and our 279 branches are organized into 10 regions, covering distinct Swiss economic areas. We are governed by executive, risk and operating committees, and operate mainly through UBS Switzerland AG.

279

branches in Switzerland

Personal Banking with
279 branches in Switzerland,
of which 91 branches are
shared with GWM
and 60 branches are
shared with CIC

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
Our businesses

Asset Management

Asset Management is a large-scale and diversified global asset manager, with USD 781 billion in invested assets. We offer investment capabilities and styles across all major traditional and alternative asset classes, as well as platform solutions and advisory support to institutions, wholesale intermediaries and Global Wealth Management clients around the world.

Our focus

Building on our global reach and strengths across all major traditional and alternative asset classes, as well as our differentiated client proposition, our strategy focuses on capturing opportunities in areas with above-average industry growth and is based on six priorities.

In wholesale, which is a rapidly evolving and attractive segment, we aim to significantly expand our market share through a combination of product innovation, the development of strategic partnerships and increased leverage of our comprehensive Platform Services capabilities.

We continue to develop our award-winning1 Indexed and Alternative Beta business (including exchange-traded funds (ETFs) in Asia Pacific, Europe and Switzerland). Since the end of 2016, this business has grown by approximately 50% in terms of invested assets driven by continued product innovation and our highly scalable platform.

Our Investment Solutions business provides access to the breadth and depth of our capabilities across public and private markets, and combines them to meet the needs of clients across the globe, as few other firms can. To drive further growth, we are focused on delivering superior multi-asset strategies for wholesale clients and providing components of the investment process to strategic partners.

Sustainable & Impact Investing is a further key area, as clients are increasingly seeking solutions that combine their investment goals with sustainability objectives. We aim to establish ourselves as a leading provider through: product and service innovation; dedicated research; integration of environmental, social and governance factors into our investment processes; leveraging our proprietary analytics; and active corporate engagement.

Geographically, we are further expanding our onshore business in China, one of the fastest-growing asset management markets in the world, building on our extensive and long-standing presence in Asia Pacific.

To support our growth, we have a continuous emphasis on increasing efficiency and effectiveness, driven through our operational excellence initiatives. This includes our flagship programs to replace our core IT platform, develop our data analytic capabilities and further evolve our operations platform.

These programs are expected to be completed by 2020. We also continue to optimize processes and leverage new technologies across our Client Coverage, Investments and Products, Platforms & Specialists areas.

→   Refer to “Our focus on technology” in the “How we create value for our stakeholders” section of this report for more information on our UBS Partner offering

How we operate

We cover the main asset management markets globally, with a presence in 23 countries grouped in four regions: the Americas; Europe, Middle East and Africa; Switzerland; and Asia Pacific.

Our main competitors are global firms with wide-ranging capabilities and distribution channels, such as Amundi, BlackRock, DWS, Goldman Sachs Asset Management, Invesco, JPMorgan Asset Management, Morgan Stanley Investment Management and Schroders, as well as firms with a specific market or asset class focus.

What we offer

We offer clients a wide range of investment products and services in different asset classes in the form of segregated, pooled or advisory mandates as well as registered investment funds in various jurisdictions.

Our traditional and alternative capabilities include equities, fixed income, hedge funds, real estate and private markets, indexed and alternative beta strategies (including ETFs) as well as sustainable and impact investing products and solutions.

Our Investment Solutions business draws on the breadth of our capabilities to offer asset allocation and currency investment strategies across the risk / return spectrum; customized multi-asset solutions, advisory and fiduciary services; and multi-manager hedge fund solutions and advisory services.

Our Platform Services capabilities include UBS Fondcenter, a leading fund platform in Europe and Asia; Fund Management Services, providing fund corporate governance and white-labeling services; and UBS Partner, our innovative new offering that provides banks with powerful tools and analytics to support their advisory offering.

1 Second largest Europe-based indexed player based on peers’ public reporting as of November 2018 (UBS calculation) and ranked fifth largest ETF provider in Europe as of December 2018 (source: ETFGI).

How we serve our clients

We deliver our investment products and services directly to institutional clients. High net worth and retail clients are served through Global Wealth Management, third-party banks and distributors.

Our clients require world-class holistic advice and global coverage. In order to enable our client relationship managers to provide the specialized advice our clients need, and to deliver to them the full strengths of our firm, our Client Coverage teams are aligned along global segments (institutional, wholesale and Global Wealth Management). In addition, we believe it is equally important that our relationship managers are located near our clients to help ensure that our teams are best placed to build long-term relationships and develop a deep understanding of the challenges they face.

→   Refer to “Working in partnership” in this section for examples of areas of collaboration

How we are organized

Our business division is organized by the products and services we offer: Client Coverage, Investments, Real Estate & Private Markets, Products, Platforms & Specialists, and the Chief Operating Officer area. While we are based in 23 countries worldwide across four regions, our business is driven out of eight main hubs: Chicago, Hong Kong, London, New York, Singapore, Sydney, Tokyo and Zurich.

We are governed by executive, risk and operating committees, supplemented by business unit-specific committees.

23

countries

Covering the main asset management markets globally

8

main hubs

Connecting the full breadth of our investment insights across the world to serve our clients

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
Our businesses

Investment Bank

The Investment Bank provides a range of services to institutional, corporate and wealth management clients to help them raise capital, grow their businesses, invest and manage risks. We are focused on our traditional strengths in advisory, capital markets, equities and foreign exchange, complemented by a targeted rates and credit platform. We use our powerful research and technology capabilities to support our clients as they adapt to the evolving market structures and changes in the regulatory, technological, economic and competitive landscape.

We aspire to deliver market-leading solutions to clients, using our intellectual capital and electronic platforms. We also provide services to Global Wealth Management, Personal & Corporate Banking and Asset Management, while managing our balance sheet, costs, risk-weighted assets and leverage ratio denominator with discipline.

Our focus

Our key priority is disciplined growth in the capital-light advisory and execution businesses, while accelerating our digital transformation.

Corporate Client Solutions is focused on deepening selected industry verticals, providing macro views complemented by expertise within specific sub-sectors, and increasing senior-level client interactions. In Equities, we aim to offer our clients a range of products, innovative solutions, expert advice, access to liquidity and seamless execution, as well as a continued flow of differentiated content. In Foreign Exchange, Rates and Credit, our focus is on delivering returns from recent investments made in talent and technology. We also plan to expand our Foreign Exchange business and our Solutions business within Rates and Credit. We continue to build out UBS  Evidence Lab Innovations to concentrate on data-driven research.

→   Refer to “Our focus on technology” in the “How we create value for our stakeholders” section of this report for more information on Evidence Lab Innovations

Our digital strategy is led by our businesses, which harness technology to deliver superior and differentiated client service and content. We established UBS Investment Bank Innovation Lab to speed up innovation by enabling proofs of concept. We are also making efforts to digitalize our entire front-to-back processes.

Our balanced global reach gives us attractive options for growth across various regions. In the Americas, the largest investment banking fee pool globally, we are focusing on increasing our market share in our Advisory, Equity Capital Markets, Equities and Foreign Exchange, Rates and Credit businesses.

In Asia Pacific, we see opportunities primarily from expected market internationalization and growth in China. We are planning to grow there by further strengthening Corporate Client Solutions, both onshore and offshore.

Partnership across the Investment Bank’s businesses and the Group should also lead to growth by delivering global products to each region, leveraging our global connectivity across borders and sharing and strengthening our best client relationships.

→   Refer to “Working in partnership” in this section for examples of areas of collaboration

How we operate

We have a global reach, with a presence in 33 countries and principal offices in the major financial hubs. Our business is geographically balanced, with 45% of adjusted profit before tax in 2018 coming from the Americas, 25% from Europe, Middle East and Africa (including Switzerland), and 30% from Asia Pacific.

Competing firms are active in many of our markets, but our strategy differentiates us with its focus on leadership in the selected areas where we have chosen to compete, and a business model that leverages talent and technology rather than balance sheet.

Our main competitors are the major global investment banks, including Morgan Stanley, Credit Suisse and Goldman Sachs, as well as corporate investment banks, including Bank of America, Barclays, Citigroup, Deutsche Bank and JPMorgan Chase. We also compete with boutique investment banks and fintechs in certain regions and products.

What we offer

Through our Corporate Client Solutions business, we advise our clients on strategic business opportunities and help them raise capital to fund their activities.

Our Investor Client Services business enables our clients to buy, sell and finance securities on capital markets across the globe and to manage their risks and liquidity.

In Equities, we distribute, structure, execute, finance and clear equity cash and derivative products.

Foreign Exchange, Rates and Credit provides execution services and solutions, with an emphasis on electronic trading, and maintains high levels of balance sheet velocity. In Foreign Exchange, we help our clients manage their currency exposures and to buy and sell precious metals, and are recognized as one of the leading foreign exchange market-makers. Rates and Credit encompasses sales, trading and market-making in a selected range of products, including tailored financing solutions.

Furthermore, in Research, we offer clients key insights on major financial markets and securities around the globe. Separately, our team of experts in UBS Evidence Lab Innovations specializes in creating insight-ready datasets for companies of all sizes, spanning over 50 sectors and 30 countries.

We seek to develop new products and solutions that are consistent with our capital-efficient business model. These are typically related to new technologies or changing market standards. Some examples are UBS Data Solutions, a centralized data processing and distribution platform, which was launched to meet client demand for both financial and alternative data, and UBS Evidence Lab Innovations, as mentioned above.

Since 2005, we have addressed increasing client demand for sustainable investing by providing thematic and sector research. We also provide investment solutions through socially responsible and impact exchange-traded funds and index-linked notes. In addition, we offer capital-raising and strategic advisory services globally to companies that make a positive contribution to climate change mitigation and adaptation.

How we serve our clients

We use a variety of marketing channels, including online and face-to-face, to interact with our clients.

In Corporate Client Solutions, we leverage our intellectual capital and relationships to deliver high-quality solutions for our clients.

In Equities, we use our execution capabilities, differentiated research content, bespoke solutions and our global platform to expand our coverage across a broad set of institutional and corporate clients.

In Foreign Exchange, Rates and Credit, we deliver seamless client service through One Client.  This is the evolution of our client franchise coverage model, which aims to drive the best client outcomes through relationships, collaboration, technology and data-driven client intelligence.

In Research, we deliver high-quality differentiated research to our institutional clients using a wide range of methods, including UBS Neo,  our multi-channel platform.

How we are organized

Our business division is organized into the following units: Corporate Client Solutions, Investor Client Services, and Research and UBS Evidence Lab Innovations. We are governed by executive, operating, risk, and asset and liability committees. Each business unit is organized globally by product and, within that, by region.

9

financial hubs

In all major financial centers

33

countries

Ensuring a global reach

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
Our businesses

Corporate Center

Our Corporate Center provides services to the Group through the Corporate Center – Services and Group Asset and Liability Management (Group ALM) units with a focus on quality, risk mitigation and efficiency. Corporate Center also includes the Non-core and Legacy Portfolio unit.

How we are organized

Until the end of 2018, we reported Corporate Center as three separate units: Corporate Center – Services, Group ALM and Non-core and Legacy Portfolio.

Beginning with our first quarter 2019 report, we will provide results for total Corporate Center only and will not separately disclose Corporate Center – Services, Group ALM and Non-core and Legacy Portfolio. Furthermore, we will operationally combine Group Treasury with Group ALM and their net retained operating income will be reported as a separate line item within Corporate Center.

→   Refer to the “Significant accounting and financial reporting changes” section in the Annual Report for more information on the changes in the structure of Corporate Center

Corporate Center – Services

Corporate Center – Services consists of the Group Chief Operating Officer area (Group Technology, Group Corporate Services, Group Human Resources, Group Operations and Group Sourcing), Group Finance (excluding Group ALM), Group Legal, Group Risk Control, Group Communications & Branding, Group Compliance, Regulatory & Governance, and UBS in society.

Specifically, in the areas of finance, legal, compliance and risk management and control, we aim to provide high-quality advice while optimizing resources and mitigating risk. In other areas, such as human resources, information technology, operations, and marketing and communications, we align services based on demand and delivery of defined strategies.

These functions partner with business divisions and Group ALM through a service-based operating model. Corporate Center – Services allocates the majority of its operating expenses to the business divisions and other Corporate Center units, and determines cost allocations with them as part of the annual business planning cycle.

In 2018, we aligned our Corporate Center more closely with the business divisions, while keeping the benefits of a strong Corporate Center. Increasing proximity between the business and Corporate Center means UBS can be more agile and responsive to the needs of our clients, positioning us better to capture front-to-back opportunities in areas such as digitalization. By bringing the activities of the businesses and Corporate Center closer together, we also increase efficiency and create a working environment built on a culture of accountability and collaboration.

Corporate Center – Group ALM

Group ALM manages the structural risk of our balance sheet, including interest rate risk, structural foreign exchange risk and collateral risk, as well as the risks associated with our liquidity and funding portfolios. Group ALM also seeks to optimize financial performance by matching assets and liabilities. Group ALM serves all business divisions and the other Corporate Center units through three main risk management areas, and its risk management is fully integrated into the Group’s risk governance framework.

Business division-aligned risk management activities include managing the interest rate risk in the banking book on behalf of Global Wealth Management and Personal & Corporate Banking, and managing high-quality liquid asset (HQLA) portfolios, as well as risk management of credit, debit and funding valuation adjustments for our over-the-counter derivatives portfolio. Net income generated by these activities is fully allocated to the associated business divisions and other Corporate Center units.

Capital investment and issuance activities consist of managing our equity and capital instruments as well as instruments that contribute to our total loss-absorbing capacity (TLAC). Revenues from investing the Group’s equity, and the incremental expenses of issuing capital and TLAC instruments at the UBS Group AG level relative to issuing senior debt out of operating subsidiaries, are fully allocated to the business divisions and other Corporate Center units.

Group structural risk is managed to meet overall objectives. These activities include managing the Group’s HQLA and long-term debt portfolios. The net positive or negative income generated is allocated to the business divisions and other Corporate Center units based on their consumption of the underlying risks and resources.

Corporate Center – Non-core and Legacy Portfolio

Non-core and Legacy Portfolio manages legacy positions from businesses exited by the Investment Bank, following a largely passive wind-down strategy. It is overseen by a committee chaired by the Group Chief Risk Officer. The portfolio also includes positions relating to legal matters arising from businesses that were transferred to it at the time of its formation.

→   Refer to “Note21 Provisions and contingent liabilities” in the “Consolidated financial statements” section of the Annual Report for more information on litigation, regulatory and similar matters

Our environment

Current market climate

Global economic developments in 2018

The global economy maintained its pace of growth in 2018. World GDP expanded by 3.8%, almost identical to the 3.9% growth of 2017.

Economic expansion was as broadly based as in 2017, with no G20 nations in recession. The US provided much of the growth impetus, driven, in part, by its Tax Cuts and Jobs Act introduced in December 2017, which put the US on course for 2.8% growth (up from 2.2% in 2017). The stronger economy and lower tax rates contributed to more than 20% higher corporate earnings, despite concerns over a potential trade conflict with China.

Growth was slower in the eurozone. However, the region managed to get through the year without major political or economic shocks. A dispute between the Italian government and the European Commission was resolved, and the Greek debt crisis, which in recent years seemed to threaten the integrity of the eurozone, was largely absent from the headlines. Overall, eurozone GDP increased by close to 2% for the year. Outside of the eurozone, the Swiss economy did especially well, expanding 2.6% after 1.7% in the prior year.

Emerging markets faced mounting pressures. Efforts by China to restrain domestic corporate borrowing cooled its economy, with growth slowing to 6.5%, from 6.9% in 2017. Other emerging nations were also affected as the trade conflict between the US and China dampened business confidence. Despite such obstacles, most emerging market economies achieved solid GDP expansion – with the Indian economy even seeing growth improve to 7.3%, from 6.7%.

This relatively benign backdrop and muted inflation pressures allowed developed market central banks to continue gradually tightening monetary policy. The European Central Bank announced it would end its quantitative easing program, while the Federal Reserve contracted its balance sheet by USD 50 billion a month and increased its target overnight rate by 1 percentage point in four steps during 2018.

For much of the year, US equities performed strongly in this environment of sound growth, rising earnings and only gradual central bank tightening of monetary policy. The strength of the US market helped lift global stock indexes, more than offsetting a muted performance from emerging market and eurozone indexes. However, markets turned volatile in October 2018.

The Morgan Stanley Capital International (MSCI) All Country World Index – which by late September 2018 had climbed 6% year to date – saw a correction in the last quarter and ended the year with a loss of 7.7%. This was the first year of negative returns since 2011.

Safer assets, such as 10-year US Treasury bonds (USTs), proved more stable to investors. Yields on 10-year USTs fell around 40 basis points in the last three months of the year.

Uncertainty over the terms of the UK withdrawal from the EU captured headlines but had limited effect on global markets.

Economic and market outlook for 2019

The economic cycle is maturing. Potential setbacks such as trade turmoil and monetary tightening could create obstacles for investors. However, we do not think they will tip the global economy into recession. The US-China trade dispute looks set to remain a concern, but a major escalation that could end the global economic expansion appears unlikely.

We do not expect the ongoing negotiations on the UK’s withdrawal from the EU to exert a major influence over global markets.

Equally, we expect the world’s main central banks to avoid excessive tightening of monetary policy. For the first time since the 2008 financial crisis, central bank balance sheets are likely to be smaller at the end than at the start of the year. The withdrawal of stimulus will remove a powerful force inhibiting market volatility. However, with inflation still under control, policy makers can afford to be gradual in tightening, reducing the risk that they will undermine growth or unsettle markets with accelerated rises. In the US, expectations about multiple interest rate hikes during 2019 have diminished.

We do not see signs of overvaluation in global equity markets. As of the end of 2018, global stocks traded at a discount to their 30-year average on a trailing price-to-earnings basis, reflecting the aggressive sell-off in the fourth quarter and the higher earnings achieved throughout the year.

Equity markets recovered at the start of 2019, supporting our view that the sell-off in late 2018 was excessive.

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
Our environment

Industry trends

While our industry was heavily affected by regulatory developments over the past decade, technology is slowly emerging as the main driver of change going forward and is expected to affect the competitive landscape as well as our products and operations.

Digitalization

Technology is changing the way banks operate and we expect this to continue in step with exponential advances in computing capability, evolving customer needs and digital trends. Technology spend is no longer solely considered a means to make banks more efficient. Today, technology investment is the key to keeping banks flexible and competitive in a digitalized world and creates the opportunity to develop new business models.

We strive to deliver state-of-the-art digital tools and services to provide a better experience for clients and employees. In doing so, we are continuously improving the ability to transact, perform day-to-day tasks and add value for the firm. UBS’s digital ecosystem is powered by a growing number of automated systems and processes that generate data, which in turn drive our efforts in artificial intelligence. It is this convergence of automation, artificial intelligence and strong human capital that will drive innovation and superior client experience, as well as enable business growth.

Consolidation

We expect further consolidation in the financial services industry, driven by ongoing margin pressure as well as the increasing scale advantages resulting from the fixed costs of technology and regulation. Many regions and businesses are still highly fragmented and the search for scale and cost efficiencies is expected to be a key driver for consolidation. Many banks are also seeking exposure to regions with attractive growth profiles, such as Asia and emerging markets, through local acquisitions or partnerships. Lastly, the increased focus on core capabilities or geographical footprints and the ongoing simplification of operating models to reduce operational and compliance risks will also result in further disposals of non-core businesses and assets.

New competitors

Our competitive environment is also evolving. In addition to our traditional competitors in the asset-gathering businesses, new entrants are targeting selected components of the value chain. However, we have not yet seen a fundamental unbundling of the value chain and client relationships, ultimately resulting in the disintermediation of banks by new competitors. Over the longer term, we believe the entry into the financial services industry of large platform companies could pose a significant competitive threat, given their strong client franchises and access to client data.

Regulation

The measures set out by the post-2008 regulatory reform agenda are now largely in place. While some areas, such as funding in resolution, must still be fully addressed, and implementation of certain standards, such as the Basel III capital rules, is continuing on a national level, the focus is shifting from regulation to supervision. In parallel, some regulators are considering reassessing the efficiency of the new frameworks.

In general, regulatory-driven change continues to consume substantial resources. In 2019, we expect further adjustments to the Swiss too big to fail framework, including concrete proposals to implement the finalized Basel III standard at national level. We anticipate continued work on resolution-related and derivatives reforms, and a sustained high focus on conduct and anti-money laundering.

The overall context of these developments is a backdrop of increased protectionism and new regulatory hurdles, posing challenges to the provision of cross-border financial services. Market access restrictions into the EU in particular would have a significant effect on Switzerland as a financial center including UBS. Variations in how different countries implement rules, and an increasing national focus, bring a risk of additional regulatory fragmentation across the globe, which in turn may lead to higher costs for us and new financial stability risks. However, we believe the adaptations made to our business model and proactive management of regulatory change put us in a strong position to absorb upcoming changes to the regulatory environment.

→   Refer to the “Regulatory and legal developments” and “Capital management” sections of the Annual Report for more information

Wealth transfer

Demographic and socioeconomic developments continue to generate shifts in wealth among age and gender groups. As a result, the client base of the wealth management industry is becoming increasingly diverse. The industry is therefore bound to adapt its services and offerings to meet the specific needs and expectations of growing client groups. We are working to defend our status as the preferred wealth manager for these clients through our active segment management strategy. Our wealth planning expertise is also supported by dedicated intergenerational wealth transfer services for all segments, such as Great Wealth for ultra high net worth clients. Wealth Way is another example that covers wealth transfer. This offering takes a holistic view of our clients’ financial matters and covers needs beyond their lifetime to support them in creating a legacy.

Retirement funding

Over recent years, the pension industry has faced two key challenges: fundamental demographic shifts, such as aging populations, and lower expected returns.

Beyond structural answers to these challenges, such as the progressive shift from defined benefit to defined contribution pensions, we believe pension funds are reassessing their asset allocation approach. Indeed, many pension funds are now allocating a higher share of their portfolios to alternative investments such as private equity, hedge funds, real estate and infrastructure in a search for higher-yielding exposures.

We see this development as positive for UBS as these funds will likely need further support to define their investment strategy and target portfolio allocation. In addition, our private banking and wealth management clients are expected to need further financial and retirement planning advice, which we are able to provide holistically through our wealth planning services.

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
How we create value for our stakeholders

How we create value for our stakeholders

Clients

With clients at the heart of our business, we are committed to building and sustaining long-term relationships based on mutual respect, trust and integrity. Understanding our clients’ needs and expectations allows us to serve their best interests and to create value for them.

Our clients and what matters most

There is no archetypal UBS client. Our clients have varying needs, but each of them expects outstanding advice and service, a wide range of choices, and an excellent client experience.

Global Wealth Management serves high net worth and ultra high net worth individuals, families, and family offices around the world and affluent clients in selected markets. We provide these clients with access to outstanding advice, service, and opportunities from around the globe delivered by experts they can trust. Global Wealth Management clients demand a bank that understands their unique needs and circumstances. A bank that values long-term relationships built on trust and dependability, and a bank that helps them maintain their lifestyles today, improve their lifestyles in the future, and improve the lives of others.

In Switzerland, Personal & Corporate Banking serves approximately 2.5 million individuals and 121,000 corporate and institutional clients, ranging from small and medium-sized companies to larger corporates and multinational companies. Personal & Corporate Banking clients look for financial advice based on their needs at each stage of their life cycle, as well as a comprehensive digital offering enabling them to bank at their convenience, wherever they are, whenever they want to. We provide tailored advice, drawing on our broad product offering in all relevant areas: basic banking services, investing, financing (including mortgages), retirement planning, cash management, trade and export finance, global custody, and company succession among others.

In Asset Management, we deliver investment products and services directly to approximately 3,000 clients around the world – including sovereign institutions, central banks, supranational corporations, pension funds, insurers and charities, as well as Global Wealth Management and its clients, wholesale intermediaries and financial institutions. Our clients seek global insights and a holistic approach to tailoring solutions. By building long-term, personalized relationships with our clients and partners, we aim to achieve a deep understanding of their needs and to earn their trust. We draw on the breadth and depth of our global offering across asset classes and our Platform Services capabilities to deliver the solutions they need. With over 900 investment professionals, our teams bring distinct investment styles and philosophies with one shared goal – to provide clients with best-in-class ideas and superior investment performance.

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, financial solutions, best-in-class execution, and comprehensive access to the world’s capital markets. Our model is specifically built around our clients and their needs. Corporate clients can access advisory services, debt and equity capital market solutions and bespoke financing through our Corporate Client Solutions business. Our Investor Client Services business is focused on helping institutional clients engage with local markets globally, offering equities and equity-linked products, foreign exchange, rates and credit, and is underpinned by our research offering, which gives clients an edge when it comes to understanding markets. UBS Evidence Lab Innovations provides clients with access to insight-ready datasets for thousands of companies – the same evidence we provide to our UBS Research analysts.

Enhancing the client experience through digitalization

We strive to personalize interactions with our clients, while streamlining and simplifying them through front-to-back digitalization.

In Global Wealth Management we provide our clients with a hybrid approach that preserves and enhances the value of human relationships. Clients expect digital tools but say personal time spent with advisors is more important than ever. This means providing technology that empowers client advisors so they spend more time with clients. And our clients want digital tools that improve their experience – high end e-banking, access to bespoke research that is tailored to their needs, and multiple ways to communicate with their client advisors.

In Personal & Corporate Banking, more than 60% of our personal banking client relationships are now completely paperless and we pioneered video onboarding in Switzerland. In addition, front-to-back digitalization enables corporate clients to create customized product bundles based on their specific needs. We also pioneered the new blockchain-based trade finance platform we.trade, together with other industry participants, which allows corporate and institutional clients to easily and safely create trade orders online and manage the entire trade process from order to payment.

In Asset Management we are investing in new tools and technologies, as well as our alternative data capabilities, to support our teams’ investment decision-making processes and enhance client service. In addition, our flagship operational excellence programs are focused on building a scalable and globally integrated operating platform to better enable our teams to deliver the full breadth of our capabilities to clients around the world. We also continue to develop our comprehensive Platform Services capabilities including UBS Partner, our new and innovative private-label technology solution, which will enable a step change in the advisory process and services offered by our wholesale clients.

The Investment Bank strives to be the digital investment bank of the future, with innovation-led businesses that drive efficiencies and solutions. Our investments in new technologies and data science teams help us to better understand our clients’ investment processes and trading needs. This allows us to deliver tailored sales and trading commentary, research, access to liquidity and prime brokerage products. We recently established the UBS Investment Bank Innovation Lab to help connect business teams to leverage best practice, build and test proof of concepts safely and quickly and inspire a culture of innovation. We see increasing interest from clients in financial and alternative datasets that they can incorporate into their models. In response, we set up UBS Data Solutions to meet those needs through a centralized robust data processing and distribution platform.

→   Refer to “Our focus on technology” in this section for more examples on how technology is used for the benefit of our clients

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
How we create value for our stakeholders

Our focus on technology

As digitalization continues to transform the banking industry, investment in technology plays a critical role in maintaining our position as the largest global wealth manager. In 2018, we spent USD 3.5 billion on technology and we expect to maintain around this level of spend through 2021. We gear our investments toward technologies to enable business growth through innovation and superior client experience, and to continue to increase efficiency across the organization.

Significant achievements in 2018 include laying the foundations for enterprise-wide Cloud adoption. We expect that leveraging the Cloud will enable us to respond more rapidly to market changes and client needs without compromising on security or efficiency. We aim to take advantage of the Cloud by improving the scalability of our systems and reducing the time to market for innovative IT products.

Additionally, we continued deploying robots (i.e., automated processes) to reduce manual work and ensure the stability of our systems. We are growing capabilities for smarter cognitive technologies including artificial intelligence (AI) to support more insightful and faster decision making.

Advanced technologies are used in our business divisions and Corporate Center to enhance the client experience by increasing front-to-back digitalization, improving product excellence and distribution, driving efficiency gains and maintaining platform security. Selected highlights are described below.

Global Wealth Management

Wealth Management Online

Wealth Management Online is a digital offering for clients with a UBS investment solution, fully integrated in UBS Digital Banking and available for desktop and mobile devices. The content is tailored to clients' underlying investment solutions. Clients benefit from up-to-date portfolio quality information and notification thereof, and direct execution of investment proposals to optimize the portfolio quality. The hybrid servicing model offers the possibility to involve the client advisor for further advice at any stage.

UBS Wealth Management USA App

Our wealth management clients in the Americas can now benefit from an innovative banking app that allows them to set personalized and tailored investment and savings goals. The app also features the option to receive portfolio diagnostics and tailored investment proposals as well as personal financial advisor support. This all serves to facilitate the achievement of the set objectives. In addition, financial advisors can leverage social media to engage with clients and prospects in a more meaningful and differentiating way.

Structured Product Investor

Structured Product Investor is a single platform with multi-location, multi-issuer and multi-asset class capabilities for customized structured products.

Wealth Management Platform

The strategic, client-centric Wealth Management Platform, which also hosts the Personal & Corporate Banking business, enables scalability and efficiency through standardization as well as flexibility for innovative offerings.

Personal & Corporate Banking

we.trade

we.trade is an open and interoperable trade finance platform based on blockchain technology that grants clients across the globe digital, transparent, efficient and cost-effective access to international trade.

Digital Business

Digital Business is an integrated corporate portal, offering Swiss small and medium-sized entities tailored banking packages consisting of up to 20 modular digital solutions covering online and mobile banking, payment transactions and liquidity and credit planning.

UBS Access App

The new UBS Access App offers a fast, convenient and secure way to access UBS e-banking without a special log-in device and to confirm online credit card transactions via a new 3-D Secure process.

Asset Management

UBS Partner

UBS Partner is a unique offering within our comprehensive Platform Services capabilities, creating a step change in analysis capability for wholesale clients. It can scan and analyze millions of portfolios every night against clients' risk profiles, instrument quality criteria and investment goals, flagging issues and providing actionable investment options to address them. Centered on each client's investment goals, UBS Partner can support wholesale clients in increasing client satisfaction levels and willingness to refer.

Investment Bank

UBS Evidence Lab Innovations

UBS Evidence Lab Innovations provides clients with access to insight-ready datasets for a large set of companies and sectors. Experts work across 45 specialized areas to harvest, cleanse, and connect billions of data items each month to surface evidence that relates to investment decisions.

UBS Investment Bank Innovation Lab

The UBS Investment Bank Innovation Lab works with businesses and operations across the bank with the ambition to create innovative and user-centric solutions for our clients. Driving a culture of innovation, the lab makes it easier for people to collaborate by connecting them to expert internal and external resources, ideas, and new technologies to test and deploy new proof of concepts faster.

Corporate Center

A3

The strategic firm-wide end user platform, A3, seeks to enable access to any UBS application, from any device, anywhere, within cross border restrictions. This private cloud-based technology increases flexibility and staff productivity.

eDiscovery

eDiscovery service capabilities include the collection, processing, review and production of electronically stored UBS data to provide better results for internal investigation and litigation activities by using machine learning. This allows UBS to substantially reduce legal spend and to meet regulators' expectations in a timely manner with reasonable effort.

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
How we create value for our stakeholders

Investors

We build long-term value for our investors by executing our strategy with discipline, striving for cost- and capital-efficient growth, long-term sustainable value creation and attractive shareholder returns.

Cost- and capital-efficient revenue growth

Our ambition is to grow our Group revenues faster than global real GDP. Our Global Wealth Management business is well positioned to take advantage of two secular trends: wealth creation and continued economic growth, notably in Asia, where China is opening its financial markets. Each of our businesses has initiatives to achieve revenue growth and improve operating efficiency in its area.

→   Refer to “Industry trends” in the “Our environment” section of this report for more information on wealth creation

While we aim to increase revenues, cost efficiency is a strategic priority for us. Similarly, capital efficiency is of utmost importance for UBS overall and for each business division. To provide further transparency and increase accountability on costs and capital consumption, we have revised our cost allocation methodology and equity attribution framework effective on 1 January 2019.

→   Refer to the “Significant accounting and financial reporting changes” section of this report for more information

Shareholder returns

We aim to increase our ordinary dividend per share at a mid-to-high single-digit percentage each year. We also aim to return excess capital, after accruals for ordinary dividends, most likely in the form of share repurchases. We consider our business outlook and capital plan, as well as other developments, in determining excess capital available for share repurchases.

Alignment of interests

We aim to align the interests of our employees with those of our equity and debt investors. This is reflected in our compensation philosophy and practices.

→   Refer to “Our compensation philosophy” in the “Compensation” section of the Annual Report for more information

Communications

Our Investor Relations function serves as the primary point of contact between UBS and the institutional investor community. Our senior management and the Investor Relations team regularly interact with investors, financial analysts and other market participants, such as credit rating agencies. Clear, transparent and relevant disclosures, together with regular and direct interactions with existing and prospective shareholders, form the basis for our communications. The Investor Relations team also relays the views of and feedback from the institutional investor community on UBS to our senior management.

The Investor Relations and Corporate Responsibility teams work together and interact with those investors focusing on sustainability topics relevant to UBS and society at large.

→   Refer to “Corporate governance” and “Information policy” in the “Corporate governance and compensation” section of the Annual Report for more information

→   Refer to ”Society” in this section of the report for more information on our sustainability efforts

Employees

Our employees are crucial to our business strategy. Accordingly, our human resource (HR) strategy seeks to attract, develop and retain talented people at all levels with the diverse skills, experience and commitment to effectively advise our clients, deliver innovative solutions, manage risk, navigate evolving regulatory requirements, and drive change.

Our corporate culture

A strong culture drives sustainable success and adds value at the individual, team and corporate levels. We invest in our employees and promote measures that build engagement and a cohesive, collaborative work environment. Our strategy and culture are underpinned by our three keys to success: our Pillars, Principles and Behaviors. These keys are the foundation for how we manage our workforce, how we work with our stakeholders and each other, and how we make business decisions and deliver on our strategy.

→   Refer to the contents page of this report for more information on the Pillars, Principles and Behaviors

Since 2013, we have embedded the three keys into our culture, including all HR processes, through transformative initiatives like our firm-wide Senior Leadership Experience and, more recently, our Group Franchise Awards (GFA) program. The GFA program fosters cross-divisional collaboration and ideas for simplifying our processes, with more than 14,300 business referrals and nearly 900 simplification ideas submitted in 2018.

We measure our culture-building progress through regular employee surveys. In 2018, responses indicated that employee engagement, appreciation for our talent management practices and pride in working at UBS were at, or above, the norm for high-performing organizations.

Employer of choice

We are widely recognized as an employer of choice, as evidenced by the numerous external awards that we have received. Key to this is ensuring our employees can build rewarding careers here. Internal mobility therefore remained a priority in 2018, as it builds cross-firm connections, increases engagement and enables employees to leverage and develop their skills. We further enhanced our suite of in-house recruitment tools during the year to better match internal talent with open roles, and developed specialized training to increase line manager effectiveness.

We received nearly 847,000 applications and hired a total of 13,249 external candidates in 2018. For our graduate talent programs, we hired 467 new university graduates and 585 interns. In Switzerland, we hired 268 apprentices for business and IT roles, and 151 trainees into our bank entry programs for high school graduates. Our UK apprenticeship program hired 57 school leavers across various roles.

→   Refer to www.ubs.com/employerawards  for more information

Our diverse and inclusive workplace

Our diverse workforce and inclusive culture are critical to our long-term success. We are committed to further increasing our diversity and to ensuring equal opportunities for all employees.

We are especially focused on hiring, retaining and promoting more women across the firm, with a stated aspiration to increase the representation of women in management roles to one-third.

Our award-winning UBS Career Comeback Program, already established in the UK, US and Switzerland, was extended to India in 2018. The program offers permanent roles to professionals wishing to return to corporate jobs after a career break and supports them with on-the-job experience, classroom learning and mentoring. To date, Career Comeback has helped 102 women and 2 men at senior levels to relaunch their careers.

In addition to our strategic initiatives, every year we sponsor numerous activities to promote inclusiveness. For example, this year we became a supporter of the UN Standards of Conduct for Business, a set of anti-discrimination guidelines. Additionally, our employee networks regularly host events regarding gender, culture, ethnicity, LGBTI / Pride, disability, veterans, parenting, elder care and other topics. In 2018, we sponsored 43 employee networks globally.

→  Refer to www.ubs.com/diversity  for more information

Our integrated workforce strategy

Throughout the year, the firm focused on enabling higher productivity, enhancing the client experience, building critical in-house expertise and managing costs. Our integrated workforce strategy contributed to these achievements through a combination of insourcing (especially in Group Technology) and regular hiring of staff. As a result, our Business Solutions Centers (BSCs) in China, India, Poland, Switzerland and the US grew substantially.

Our BSC employee population increased by 3,115 in 2018 through hiring or insourcing, including 1,893 in India and 822 in Poland. We also expanded our BSC presence in Switzerland with the opening of a new BSC in Manno, focused on data analytics and artificial intelligence. At year-end, offshore and nearshore employees accounted for around 29% of our global Corporate Center employee population. As a result of insourcing initiatives and improved efficiency, we reduced our external staff in Corporate Center by 5,515.

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
How we create value for our stakeholders

Personnel by region
	As of			% change from
Full-time equivalents	31.12.18	31.12.17	31.12.15	31.12.17
Americas	21,309	20,770	20,522	3
of which: USA	20,495	19,944	19,695	3
Asia Pacific	12,119	8,959	7,539	35
Europe, Middle East and Africa	12,620	11,097	10,746	14
of which: UK	5,782	5,274	5,206	10
of which: rest of Europe	6,670	5,662	5,373	18
of which: Middle East and Africa	168	161	167	5
Switzerland	20,840	20,427	20,581	2
Total[1]	66,888	61,253	59,387	9
1 The increase in workforce in 2018 was mainly due to insourcing initiatives and was more than offset by a decrease in external staff.

Gender distribution by employee category[1]
	Officers (Director and above)		Officers (other officers)		Employees		Total
By headcount, as of 31.12.18	Number	%	Number	%	Number	%	Number	%
Male	18,514	75	15,465	61	7,794	43	41,773	61
Female	6,078	25	10,059	39	10,428	57	26,565	39
Total	24,592	100	25,524	100	18,222	100	68,338	100

1 Calculated on the basis that a person (working full time or part time) is considered one headcount (in this table only). This accounts for the total UBS employee number of 68,338 as of 31 December 2018, which excludes staff from UBS Card Center, Wolfsberg and Hotel Seepark Thun.

Developing and retaining talent

Our business strategy and culture are advanced through education and leadership development, with our in-house UBS University as the one-stop shop for all learning activities at UBS. Through our suite of development programs, business skills and risk management classes, as well as lifelong learning opportunities, we seek to ensure that all employees have the skills and expertise to meet client needs and grow their careers. Our Master in Wealth Management program remains the pinnacle of development for client-facing staff in Global Wealth Management. By the end of 2018, 208 senior client advisors, desk heads and client-aligned managers had successfully completed (or were on track to complete) the two-year degree program.

In 2018, UBS University transformed its offering to connect employees with global trends, transform their businesses, lead in a digital world and re-skill to prepare for the future. Monthly recommended learning playlists enable employees to explore a wide variety of topics. Our permanent employees completed approximately 812,000 learning activities in 2018, including mandatory training on compliance, business and other topics. This averaged to 11.9 sessions, or 1.76 training days, per employee.

Clear expectations, challenging goals, continuous feedback and a performance-centric compensation framework promote long-term success for employees, as well as for the firm. Since we believe that how we achieve results is as important as the results themselves, our annual year-end reviews assess both performance goals and the behaviors of integrity, collaboration and challenge. Both ratings are then considered in development, reward and promotion decisions. Our firm-wide talent management and succession-planning processes, including accelerated development and internal mobility opportunities for key talent, support employee satisfaction and retention and help ensure our long-term success.

Our workforce at a glance1

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
How we create value for our stakeholders

Society

We want to promote global economic development that is sustainable for the planet and humanity. We have embodied the overarching objective of the 17 Sustainable Development Goals (SDGs), which provide a roadmap to solve the common sustainability-related challenges of our society.

→   Refer to the UBS World Economic Forum white paper 2019 under www.ubs.com/wef for more information

As the preeminent global wealth manager to high net worth and ultra high net worth clients, we aspire to take a leading role in shaping the future. Our firm is in a powerful position to contribute toward achieving the SDGs by integrating sustainability in our mainstream offerings, through new and innovative financial products with a positive effect on the environment and society, and by advising our clients on their philanthropic works.

We contribute to the setting of standards and collaborate in and beyond our industry. We do so through the management of environmental and social risks, the management of
our environmental footprint and our comprehensive sustainability disclosures. Information on all of these efforts and commitments is provided in this Global Reporting Initiative (GRI) Document, which can be downloaded from www.ubs.com/investors  (Annual reporting). The content of the GRI Document has been prepared in accordance with the GRI Standards (“comprehensive” option) and with the German rules implementing the EU directive on disclosure of non-financial and diversity information (2014/95/EU). Our reporting on sustainability has been reviewed by Ernst & Young Ltd against the GRI Standards providing limited assurance.

Code of Conduct and Ethics

In our Code of Conduct and Ethics (Code), the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business. These principles apply to all aspects of our business.

All employees must confirm annually that they have read and will adhere to the Code and other key policies, supporting a culture where ethical and responsible behavior is part of our everyday operations.

→   Refer to the Code of Conduct and Ethics of UBS at www.ubs.com/code  for more information

Strategy

UBS in society

UBS in society is a dedicated organization within the firm, focused on maximizing our positive effect and minimizing any negative effects UBS has on society and the environment. It covers topics such as sustainable and impact investing, client philanthropy, environmental and human rights policies governing client and supplier relationships, and our community investment. Through UBS in society,  UBS is driving change that matters by using our firm’s expertise to bring about sustainable performance.

The activities driven by UBS in society are overseen, at the highest level of our firm, by our Board of Directors’ Corporate Culture and Responsibility Committee (CCRC). The Group CEO proposes the UBS in society strategy and annual objectives to the CCRC, supervises their execution and informs the Group Executive Board and CCRC, as appropriate. Reporting to the Group CEO, the Head UBS in society is UBS’s senior-level representative for sustainability issues.

→   Refer to “Board of Directors” in the “Corporate governance” section of the Annual Report for more information on the CCRC

→   Refer to the ”Our governance and principles” section for more information on UBS’s sustainability governance and UBS in society

Supporting clients in their sustainability efforts

At the heart of our approach to sustainability are both our clients and society at large. We support clients in their sustainability efforts through thought leadership, innovation and partnerships, and strive to incorporate environmental, social and governance (ESG) impacts into the products and services we provide, serving society through them.

We know that ESG topics are increasingly important to society and our clients alike. Our research found that 58% of high net worth investors expected sustainable investing to become the standard within 10 years, while 82% believed SI returns would match or surpass those of traditional investments.

Moreover, we are among the 2,200 signatories of the Principles for Responsible Investment (PRI), the world’s leading proponent of responsible investment. The PRI works to support its signatories in incorporating ESG factors into their investment and ownership decisions.

Sustainable investing

Sustainable investing (SI) is an approach that seeks to incorporate ESG considerations into investment decisions. SI strategies seek to achieve one or more of the following objectives: achieve a positive environmental or social impact, align investments with an investor’s personal environmental or social values or improve portfolio risk and return characteristics. We aim to be a leader in SI for private and institutional clients, measurable by the size of SI assets under management (AuM).

As of 31 December 2018, total SI assets represented USD 1,110 billion (2017: USD 1,133 billion), or 35.8% (2017: 34.7%), of our total invested assets. Our core SI assets increased to USD 313 billion (2017: USD 182 billion), representing 10.1% (2017: 5.6%) of our total invested assets. Core SI products involve a strict and diligent asset selection process through either exclusions (of companies / sectors from the portfolio where the companies are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing).

→   Refer to the ”Our businesses” section of this report for more information on how individual business divisions incorporate sustainability into their approach

→   Refer to the “Sustainable investments” table in the “Our clients” section for more information on SI

Philanthropy – partnering with clients for good

We believe our clients can make a meaningful, and measurable, difference for their chosen causes with advice from our philanthropy experts and programs carefully selected through our UBS Optimus Foundation. We increase social impact by combining our expertise with capital and networks. Together with the UBS Optimus Foundation, our experts offer clients unique access to social and financial innovation and philanthropic advice, as well as tailored program design, co-funding and co-development opportunities.

The UBS Optimus Foundation is an award-winning grant-making foundation that helps our clients use their wealth to drive positive and sustainable social change for children. The Foundation connects clients with inspiring entrepreneurs, new technologies and proven models that make a measureable difference to the world’s most vulnerable children. In 2018, the Foundation’s work helped improve the well-being of 2.8 million children globally.

→   Refer to www.ubs.com/optimus for more information

Climate action

We believe the transition to a low-carbon economy is vital and we are focused on supporting our clients in preparing for success in an increasingly carbon-constrained world. We implement our climate strategy in four different ways:

–   by seeking to protect our assets from climate change risks;

–   by supporting our clients’ efforts to assess, manage and protect themselves from climate-related risks;

–   by mobilizing private and institutional capital toward investments that facilitate climate change mitigation and adaptation, and by supporting the transition to a low-carbon economy as a corporate advisor and / or with our lending capacity; and

–   by continuing to reduce our greenhouse gas emissions and increase the firm’s share in renewable energy.

We regularly report on the implementation of our climate strategy and follow the recommendations on climate-related disclosures provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD).

→     Refer to “Our climate strategy – taking action to support a low-carbon economy” in the “Our governance and principles” section for our full climate-related disclosures

Environmental and social risk

We consider environmental and social risk (ESR) management critical to our sustainability strategy. Our comprehensive ESR framework governs client and supplier relationships and applies firm-wide to all activities, meets the highest industry standards (as recognized by ESG ratings) and is integrated in management practices and control principles.

We have set ESR standards pertaining to environmental and human rights topics in product development, investments, financing and supply chain management. We have identified certain controversial activities that we will not engage in at all, or only under stringent criteria. As part of this process, we engage with clients and suppliers to better understand their processes and policies, and to explore how any environmental and social risks may be mitigated.

→   Refer to the Appendix of this document for a full description of our ESR management and framework

Community investment

We recognize that our long-term success depends on the health and prosperity of the communities of which we are a part. We seek to redress disadvantages through long-term investments in education and entrepreneurship. We provide strategic financial commitments and targeted employee volunteering to drive change.

→   Refer to the “Our communities” section for more information

Our strategy, business model and environment (section from the UBS 2018 Annual Report)
How we create value for our stakeholders

Aims and progress

We work with a long-term focus on providing appropriate returns to all of our stakeholders in a responsible manner. To underline our commitment, we provide transparent targets and report on progress made against them wherever possible. In 2018, we made good progress in delivering against the Group aims.

We aim to be	Our progress

A leader in sustainable investing (SI) for private and institutional clients as demonstrated by the size of UBS’s SI AuM, for which UBS has:

–     set the ambition to double the penetration of core SI assets by the end of 2020, from 5.6% (USD 182 billion) of our total invested assets at the end of 2017[1]; and

–     set a target of directing USD 5 billion of client assets into new impact investments for the SDGs by the end of 2021.

–     The penetration of core SI assets increased to 10.1% (USD 313 billion) of our total invested assets in 2018, a 72% increase over 2017 (USD 182 billion).[1,2]

–     USD 1.9 billion of client assets were directed into SDG-related impact investments[3].

A recognized innovator and thought leader in philanthropy as shown by the engagement with our key stakeholders and our work to support positive social impact, for which UBS aims to:

–     achieve 40% of employees volunteering by the end of 2020, of which 40% of volunteer hours will be skills based; and

–     pioneer new ways to bring substantial funding to the SDGs and substantially increase donations to the UBS Optimus Foundation to improve the well-being of vulnerable children.

–     36% of our global workforce volunteered and 45% of the volunteer hours were skills based.[4]

–     UBS Optimus Foundation: USD 66.6 million in donations raised; USD 81.8 million grants approved; well-being of 2.8 million children globally improved; three Development Impact Bonds in education and health care launched.

An industry leader in sustainability by retaining favorable positions in key environmental, social and governance (ESG) ratings and driving optimization in areas that are important to ESG investors.

–     UBS maintained its industry leadership in the Dow Jones Sustainability Indices (DJSI).

–     MSCI ESG Research upgraded UBS to an AA rating.

–     Sustainalytics ranked UBS an industry leader.

–     CDP awarded UBS a position on the Climate A List.

1 Core SI are SI products that involve a strict and diligent asset selection process through either exclusions (of companies/sectors from the portfolio where the companies are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing). Refer to the “Sustainable investments” table in the ”Our clients” section.    2  The increase in core SI assets was mainly driven by the ESG integration strategy of Asset Management. Refer to the “Sustainable investments” table in the “Our clients” section.    3 Strategies, where the investment has the intention to generate measurable environmental and social impact alongside a financial return.    4  Refer to the “Our communities” section.

GRI-specific content

Our governance and principles

Our governance and principles

Our firm’s societal and corporate culture activities are overseen at the highest level of our firm and are founded in our Principles and Behaviors. Our Board of Directors’ (BoD) Corporate Culture and Responsibility Committee (CCRC) approves UBS in society’s overall strategy and monitors the current state and implementation of the Group’s programs and initiatives pertaining to corporate culture and corporate responsibility. It also regularly reviews stakeholder expectations and concerns about UBS’s societal performance and corporate culture.

UBS in society organization

Our approach to sustainability is driven by our UBS in society organization. UBS in society covers all the activities and capabilities related to sustainable investing, philanthropy, environmental and human rights policies governing client and supplier relationships, our environmental footprint, as well as community investment.

The Group Chief Executive Officer (Group CEO) proposes the UBS in society strategy and annual objectives to the CCRC, supervises their execution and informs the Group Executive Board (GEB) and CCRC, as appropriate. Reporting to the Group CEO, the Head UBS in society is UBS’s senior-level representative for sustainability issues. He chairs the UBS in society Operating Committee, which is composed of representatives of the business divisions and other pertinent functions. The Committee’s activities are focused on implementing and tracking the bold aims of UBS, to be a leader in sustainable investing for private and institutional clients; a recognized innovator and thought leader in philanthropy; and an industry leader in sustainability.

Governance and policies

Sustainability governance

The BoD decides on the strategy of the Group upon recommendation by the Group CEO and is responsible for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls.

The BoD of UBS Group AG is responsible for setting our firm’s values and standards and ensuring we meet our obligations to our stakeholders. Both the Chairman of the BoD and the Group CEO play a key role in safeguarding our reputation and ensuring we communicate effectively with all our stakeholders.

All BoD committees have responsibilities and authorities of direct relevance to our goal of creating sustainable value. The Governance and Nominating Committee, for instance, supports the BoD in fulfilling its duty to establish best practices in corporate governance across the UBS Group. The Compensation Committee supports the BoD in its duties to set guidelines on compensation and benefits. The Risk Committee oversees and supports the BoD in fulfilling its duty to supervise and set an appropriate risk management and control framework (in the areas of risk management and control, treasury and capital management, as well as balance sheet management).

The CCRC shoulders the main undertaking for corporate culture, responsibility and sustainability. The oversight role of the CCRC has been embedded in the Organization Regulations of UBS Group AG.

In view of the many environmental and social challenges globally, these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS. This process is the responsibility of a committee at Group Executive Board-level, the Global Environmental and Social Risk Committee, which sets the overall risk appetite for the firm and resolves transactional and policy matters relating to environmental and social risks and their associated reputation risks. It is chaired by the Group Chief Risk Officer, who is responsible for the development and implementation of principles and appropriate independent control frameworks for environmental and social risks within UBS.

The GEB oversees our efforts to combat money laundering, corruption and terrorist financing. These efforts are led by a dedicated financial crime team of anti-money laundering compliance experts. Also overseen by the GEB is our approach to diversity and inclusion. Our global head of diversity and inclusion drives a group-wide strategy complemented by divisional and regional initiatives.

→   Refer to the “Appendix” for the CCRC charter and the ESR policy framework

Key policies and guidelines

Code of Conduct and Ethics

The UBS Code of Conduct and Ethics (the Code) sets out the principles and practices that UBS expects all of its employees and directors to follow both in form and intention. The principles and standards set out in the Code should characterize all of UBS’s business activities and all its dealings with the firm’s stakeholders including clients, colleagues, shareholders, regulators and business partners. It is the basis for all UBS policies, guidelines and statements relating to each of the firm’s employees’ personal commitment to appropriate and responsible corporate behavior.

→   Refer to www.ubs.com/code  and the “Appendix” section of this document for the full text of the Code

UBS in society constitutional document

It is UBS’s ambition to be an industry leader in driving long-term positive impact for clients, employees, investors and society. The UBS in society constitutional document defines the principles and responsibilities for promoting this commitment systematically across all relevant businesses and for implementing the ethical standards defined in the Code  that govern UBS’s interaction with society and the environment.

→   Refer to the “Appendix” for the full text of the UBS in society constitutional document

Policies to combat financial crime

We have developed extensive policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets.

UBS applies a risk-based approach and has a framework in place to identify and manage potential money laundering risks associated with customers and transactions. With our systematic assessment of money laundering risks we strive to arrive at the appropriate level of initial and ongoing due diligence and monitoring of transactions throughout the course of a relationship. For certain higher risk clients, face-to-face due diligence requirements are mandatory. Our anti-money laundering (AML) policy sets out the processes and risk criteria pertaining to Politically Exposed Persons (PEPs). Global PEP clients are reviewed and reapproved on an annual basis by the responsible member of each divisional Executive Committee.

The Code focuses on preventing the misuse of the financial system, including in relation to bribery. The specific anti-corruption standards of conduct that apply to all employees are also set out in the Group Policy Against Corruption. The policy sets out our zero-tolerance stance towards corruption and prohibits all forms of bribery by the firm and our employees, including facilitation payments.

Anti-corruption policies and procedures that aim to prevent bribery occurring throughout our operations are in place for all business divisions. These policies are derived from the standards set out in the Group Policy Against Corruption and the Group Policy on Gifts and Business Entertainment.

→   Refer to the “Our business” section for more information on how UBS is combating financial crime

Global whistleblowing policy and procedures

As set out in the Code, employees are required to immediately report any potential violations of the Code to their line manager or local compliance officer. Employees can also report them confidentially to their Legal or Compliance & Operational Risk Control teams, using whistleblowing procedures. UBS’s global whistleblowing policy and procedures offer multiple channels for staff to raise concerns, either openly or anonymously, about any suspected breaches of laws, regulations, rules or other legal requirements, or of the Code, policies or professional standards. UBS will never punish or reprimand anyone for reporting these kinds of breaches or violations in good faith.

Human Resources (HR) policies

HR has global and country-specific policies designed to ensure effective management of our workforce, a strong culture, and a safe and respectful working environment. An overarching global employment policy sets the minimum hiring and employment standards for all UBS locations. It aims at providing fair, consistent and transparent treatment for our employees while taking into account local legal requirements, market best practices and shareholders’ interests. Country-specific employee handbooks supplement the global policies, providing local information and clarification on the terms and conditions of employment and the applicable HR programs, policies and procedures.

Our governance and principles

UBS policies and principles pertaining to (political, charitable, sponsorship) contributions

UBS has in place appropriate policies on political donations, which set out the principles (including by referencing UBS’s anti-corruption standards) and approval processes for corporate political donations made on behalf of UBS or its entities and their respective approval processes.

UBS’s community interaction (i.e., charitable contributions and employee volunteering) is guided by a global policy, which governs the responsibilities for Community Affairs activities within UBS and represents the official guidelines for all employees to follow. It defines the governance, principles, responsibilities, focus themes, criteria (including on anti-corruption and anti-bribery), financial planning framework as well as due diligence requirements applicable to all Community Affairs activities and all financial contributions to non-profit organizations and social enterprises made by UBS.

Our sponsorship activities are guided by a group-wide governance document which describes how the UBS policy on brand & marketing should be implemented in sponsorship and events. The document clarifies roles and responsibilities (including as regards anti-corruption and anti-bribery), describes ways of working and is intended to ensure effective and efficient cooperation among the various stakeholders.

Sustainable performance and compensation

Total Reward Principles

Our compensation philosophy is to align the interests of our investors with those of our clients and employees, building on our three keys to success – our Pillars, Principles and Behaviors. Our Total Reward Principles establish a framework that balances sustainable performance and prudent risk-taking with a focus on conduct and sound risk management practices.

Our compensation structure is aligned with our strategic priorities. It aligns the interests of our stakeholders with those of our employees and encourages our employees to focus on our clients, create sustainable value and achieve the highest standards of performance. Moreover, we reward behaviors that help build and protect the firm’s reputation – specifically integrity, collaboration and challenge. We strive for excellence and sustainable performance in everything we do. Compensation for each employee is based on individual, team, business division and Group performance, within the context of the markets in which we operate.

Our Total Reward Principles apply to all employees globally. They may vary in certain locations according to local legal requirements and regulations.

Managing a high-performing workforce

Clearly, managing our people well is key for our long-term success. Personal accountability and effective HR processes mean that teams and businesses perform better, individuals can advance in their careers, and ultimately, the firm can deliver its strategy.

Our global performance management process evaluates both performance and behavior, and employees receive two separate ratings in their year-end evaluations. This helps all of us take a close look at how well integrity, collaboration and challenge (the firm’s expected behaviors) are demonstrated in daily business activities. It also makes our management, promotion and reward processes more transparent. For 2018, 99% of eligible employees received a performance review.

Objectives focusing on our key corporate responsibility and sustainability commitments are set for managers and employees in pertinent departments or units. Most notably, this would include managers and employees in investment, research and product development, UBS in society, anti-money laundering, human resources, environmental and community affairs functions.

To help us attract and retain our global workforce, our pay reflects differentiation by location, rank and role. We are committed to ensuring that all employees are paid fairly, and perform regular reviews on this topic. Certain jurisdictions such as the UK may require specific disclosure on this topic, which we fully adhere to.

Group Executive Board

Annual performance awards for the Group CEO and the other GEB members are based on the GEB compensation determination process and, in aggregate, subject to shareholder approval at the AGM. We assess the GEB members’ performance against a number of financial targets and goals related to Pillars, Principles, and Behaviors. The financial measures for the Group CEO are based on overall Group performance. For the other GEB members, they are based on both Group performance and the performance of the relevant business division and / or region; for those who lead Group functions, they are assessed on the performance of the Group and the function they oversee.

The weighting between Group, business division, regional and functional measures varies depending on a GEB member’s role. A significant weight is given to Group measures for all GEB members. The achievements relative to goals related to Pillars and Principles are additional factors for assessing the overall quality and sustainability of the financial results. The financial measures including Pillars and Principles account for 65% while Behaviors account for 35% of the assessment.

Board of Directors

As set out in the Organization Regulations of UBS Group AG, BoD members, as a group, must have the necessary qualifications, skills and diversity to perform all BoD duties and must together possess financial literacy, experience in banking and risk management, international experience, including experience of international financial matters, and knowledge of the duties of directors.

At least annually, the BoD reviews, on the basis of an assessment conducted by the Governance and Nominating Committee (which includes an appraisal by an external expert at least every three years), its own performance, as well as the performance of each of the Committees. Such a review seeks to determine whether the Board and the Committees function effectively and efficiently.

The assessment evaluates the following dimensions, covering both formal and material aspects of BoD and committees: meeting structure, frequency and duration; composition; information timeliness, volume and quality; priorities; fulfillment of duties, including succession planning; and dynamics. The committees review their responsibilities and authorities against the Organization Regulations. In addition, for a number of the committees a systematic comparison to best-practice standards is undertaken.

The Corporate Culture and Responsibility Committee (CCRC) members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the CCRC members are expected to: (i) commit such time to the role as may be necessary for the proper discharge of their duties (an indication of the time expected for this purpose will be set out in each of the CCRC members’ letter of appointment); and (ii) have good knowledge of corporate culture and corporate responsibility and relevant societal issues and such other experience as the BoD considers desirable in order to enable the CCRC to perform its duties. The CCRC’s chairperson is expected to have good knowledge of the Committee’s relevant area of responsibility together with such other experience as the BoD considers desirable in the context of that Committee’s work.

→   Refer to the “Compensation” section of the UBS Annual Report 2018 and the Organization Regulations of UBS Group AG for further information

Our climate strategy – taking action to support a low-carbon economy

We are supporting the shift to a climate-smart world. Our climate strategy underlines our commitment to the United Nations’ Sustainable Development Goals (SDGs) on affordable and clean energy and on climate action. We regularly report on the implementation of our climate strategy and follow the recommendations provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) in June 2017. The recommendations call on companies to disclose the impacts of climate change on their businesses. This will allow investors and financial institutions to make better investment decisions with a common set of data to assess the climate-related risks and opportunities of specific companies. We plan to further align our disclosure within the five-year pathway outlined by the TCFD and collaborate within the industry to close gaps.

UBS’s management publicly supports international, collaborative action against climate change. Our Chairman is a signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change. Our Group CEO is a member of the Alliance of CEO Climate Leaders, an informal network of CEOs convened by the World Economic Forum and committed to climate action. Our Head Sustainable Equity Team at Asset Management (AM) is a member of the TCFD.

In December 2018, AM joined other institutional investors to support a Statement on Climate Change, which was officially presented to governments at the Conference of the Parties to the United Nations Framework Convention on Climate Change COP 24 meeting in Poland. The statement is asking public leaders to a) achieve the Paris Agreement goals, b) accelerate private sector investments into the low carbon transition and
c) commit to improve climate-related financial reporting as suggested by TCFD.

For the third year in a row, CDP, which runs a global disclosure system that enables companies, cities, states and regions to measure and manage their environmental impacts, has awarded UBS with the Climate A List, its highest ranking.

→   Refer to our CDP disclosure available at www.ubs.com/insociety  for more details

Governance

Our climate strategy is overseen by the CCRC as part of the UBS in society governance. This oversight role of the CCRC is embedded in the Organization Regulations of UBS Group AG. Within the parameters set by the CCRC, climate-related opportunities are overseen by the UBS in society Operating Committee, and climate-related risks by the Global ESR Committee. In 2018, climate-related risks were also for the first time discussed by a joint meeting of the BoD's CCRC and Risk Committee. The CCRC regularly and critically reviews the assessments and steps taken by these management bodies towards executing the climate strategy. It approves UBS’s annual climate-related objectives and plans and decides on the progressive alignment of our climate action disclosure pathway with TCFD’s recommendations. These annual objectives and plans are managed as part of our ISO 14001-certified environmental management system (EMS) with defined management accountabilities across the firm.

Strategy

We believe the transition to a low carbon economy is vital and we are focused on supporting our clients in preparing for success in an increasingly carbon-constrained world. As a leading global financial services provider, we do this in four different ways:

Our governance and principles

Protecting our own assets

We seek to protect our assets from climate-related risks by limiting our risk appetite for carbon-related assets and by estimating our firm’s vulnerability to climate-related risks using scenario-based stress testing approaches and other forward-looking portfolio analyses. We have so far not found any significant climate-related financial risk on our balance sheet.

Protecting our clients’ assets

We support our clients’ efforts to assess, manage and protect them from climate-related risks by offering innovative products and services in investment, financing and research. Our Asset Management division has developed a string of products allowing its clients to identify the carbon intensity of their investments and / or to align them with the Paris Agreement.

Mobilizing private and institutional capital

We mobilize private and institutional capital towards investments facilitating climate change mitigation and adaptation and in supporting the transition to a low-carbon economy as corporate advisor, and/or with our lending capacity.

Reducing our direct climate impact

We continue to reduce our greenhouse gas (GHG) emissions and increase the firm’s share in renewable energy.

Risk Management

We manage climate-related risks and opportunities via our certified EMS and we monitor implementation on an ongoing basis. The EMS helps us to systematically reduce environmental risks, seize climate/environment-related market opportunities and to continuously improve UBS’s climate/environmental performance and resource efficiency.

Protecting our own assets

Our standard risk, compliance and operations processes involve procedures and tools for identifying, assessing and monitoring environmental and social risks. These include client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management and portfolio reviews. These processes are geared toward identifying clients, transactions or suppliers potentially in breach of our standards or otherwise subject to significant environmental and human rights controversies, including climate change.

We are committed to:

–   not providing project-level finance to new coal-fired power plants globally;

–   only supporting financing transactions of existing coal-fired operators (>30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or the transaction is related to renewable energy;

–   severely restricting lending and capital raising to the coal mining sector and not supporting coal mining companies engaged in mountain-top removal (MTR) operations.

→   Refer to the “Our documents“ page on www.ubs.com/insociety  for an FAQ on the above commitments

We have also established standards in the forestry sector to support our clients’ efforts to achieve “zero deforestation” in their supply chains.

In order to manage our own, and our clients’, risk derived from both the physical and transition risks associated with climate change, we have performed both top-down balance sheet stress testing, as well as targeted, bottom-up analysis of specific sector exposures. In doing so, we identified challenges ranging from the suitability of climate scenarios for banking risk modelling to data availability. To address these challenges, we have committed to work towards alignment and knowledge-sharing within the industry. Sixteen banks, including UBS, and the UN Environment Programme Finance Initiative (UNEP FI) have partnered to collaboratively develop analytical tools that help banks disclose their exposures to climate-related risks and opportunities as envisioned by the TCFD. This included further refining scenario-based stress-testing methodologies.

We tested the methodologies developed in this working group for both transition risk and physical risk. The transition risk tool that uses a combined top-down and bottom-up approach has mainly highlighted challenges of translating climate transition scenarios into banking risk models based on macroeconomic factors. Bottom-up analysis is time consuming and not suited for international, multi-sector analysis. The physical climate risk methodology has highlighted additional challenges, mainly relating to lack of data related to climate risk and its impact on production processes, and asset-level information of individual companies.

Overall, findings of this pilot confirmed what we had found in previous pilot stress tests that we have been performing on climate since 2014: We have so far not identified significant climate-related financial risk on our balance sheet. We explain this by UBS’s relatively small lending book in exposed sectors and availability of insurance where we have relevant exposures to such sectors (e.g., Swiss mortgage lending book).

We should however continue to work on improving data availability, scenario applicability and methodology development. As long as they are not reliably available, we cannot consider respective financial risk analysis to be robust.

The project was helpful to further raise awareness within the financial sector for climate-related risk and to promote collaboration within and across the industry as well as with scenario and model developers in science and research. Addressing the mentioned challenges is a journey however and requires additional effort over the coming years. We continue to support international collaboration to address these challenges.

UBS is also involved in other activities to reduce gaps in climate-related financial data. We support the CDP, as an investor member as well as a questionnaire respondent, in their aim to improve company disclosure of risks and opportunities related to natural resources. We were also on the advisory panel of the Natural Capital Finance Alliance’s advancing environmental management project. The project tool ENCORE, which maps how industry sectors depend on nature, was launched in November 2018.

Protecting our clients’ assets

We offer innovative products and services in investment, financing and research. Examples include:

–   Our Asset Management (AM) business has developed the capability for equity portfolio managers to examine the carbon footprint of their portfolios and comparing the relative carbon footprints of their company holdings to that of the benchmark. Carbon emissions data is also made available to all equity portfolio managers through the Portfolio Optimization Platform, which allows portfolio managers and analysts to download carbon and carbon intensity data on over 6,000 companies.

–   In 2018, AM followed its successful UK Climate Aware rules-based fund with an Irish based fund that is available for international investors outside of the UK. The portfolio is oriented towards companies that are better prepared for a low carbon future while reducing exposure to, rather than excluding, companies with higher carbon risk, in order to pursue strategic engagement with these companies. The strategy involves not only a reduction of the CO2 footprint of the portfolio but also an innovative approach to aligning the portfolio with the two degree carbon reduction scenario in the future.

–   AM engages with companies in which it invests on behalf of clients to discuss approaches to mitigating climate-related risk, as well as actively voting on shareholder resolutions to improve transparency and disclosure around climate-related reporting. Specifically in the context of the Climate Aware fund, UBS Asset Management has implemented an engagement program with 50 oil & gas and utilities companies underweighted in the fund. Dialogue with companies aims at improving companies’ disclosure and performance alignment with the TCFD recommendations. Engagement makes it possible to share the results of the quantitative and qualitative assessments included in the fund methodology with investee companies too. This allows for the verification of company performance with additional information collected before and after meetings. It also means AM can collect feedback, explicitly communicate objectives for change in corporate practices and further enhance the model used to inform the under/overweights in the strategy.

Mobilizing private and institutional capital

We mobilize capital to support environmental and social issues, including the transition to a low carbon economy. For example:

–   We offer 100% sustainable discretionary mandates and asset allocation funds based on a new dedicated SI Strategic Asset Allocation for private clients in Global Wealth Management (GWM).

–   Our GWM in collaboration with AM is developing a range of new thematic and pooled impact investments.

–   Our GWM has committed to integrating ESG assessments, including a dedicated climate dimension, into all fund and ETF onboardings.

–   We have set a target of directing USD 5 billion of client assets into new impact investments for the SDGs by end of 2021. These investments include a significant climate component.

–   We participated in launching Align17 ₋ a WEF Young Global Leaders initiative ₋ an independent, third-party digital marketplace, which stands out in connecting a wider range of public, institutional, and private wealth investors with SDG-related investment opportunities.

–   Our AM and GWM businesses have in place a comprehensive approach to environmental and social factors and to corporate governance across investment disciplines. The 2018 GRESB (formerly Global Real Estate Sustainability Benchmark) awarded ten of AM’s real estate and infrastructure funds 5-star ratings, and seven funds ranked first in their respective peer groups.

–   Our Investment Bank provides capital-raising and strategic advisory services globally to companies offering products that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors.

–   We strive to be the preferred strategic financial partner relating to Switzerland’s Energy Strategy 2050. In 2018, our Personal & Corporate business supported eight strategic transactions in support of the strategy. And the UBS Clean Energy Infrastructure Switzerland strategy offers institutional investors unprecedented access to a diversified portfolio of Swiss infrastructure facilities and renewable energy companies. Due to client’s demand, a successor strategy was launched in September 2017.

Reducing our direct climate change impact

We set quantitative targets and continue to reduce UBS’s Group-wide GHG emissions and increase our share in renewable energy in line with our commitment to RE100, a global initiative that encourages multinational companies to make a commitment to using 100% renewable power by 2020. This will reduce the firm’s GHG footprint by 75% by 2020 compared with 2004 levels.

→   Refer to the “In-house environmental management“ section for more information

Our governance and principles

Climate-related metrics 2018
	For the year ended
	31.12.2018	31.12.2017
Protecting our own assets
Risks
Identified significant climate-related financial risk on balance sheet[1]	None	None
Carbon-related assets (USD bn)[2]	2.7	6.6
Proportion of total net credit exposure (%)	1.2	2.8

Protecting our clients’ assets and mobilizing private and institutional capital
Opportunities / products and services
Climate-related sustainable investments (USD bn)[3]	87.5	74.0
Proportion of UBS clients’ total invested assets (%)	2.8	2.3
Total deal value in equity or debt capital market services related to climate change mitigation and adaptation (CCMA) (USD bn)	31.6	44.3
Total deal value of financial advisory services related to CCMA (USD bn)	24.9	5.5
Number of strategic transactions in support of Switzerland’s Energy Strategy 2050	8	4
Number of climate-related shareholder resolutions voted upon	43	34
Proportion of supported climate-related shareholder resolutions (%)[4]	88.0	82.0

Reducing our own climate change impact
Greenhouse gas emissions
GHG footprint (kilotons CO2e)[5]	132	148
Percentage change from baseline 2004 (Target: -75% by 2020) (%)	(63.4)	(59.0)
Weighted carbon intensity of the Climate Aware equities strategy (in tons CO2e per million of USD revenue)[6]	95.6	117.45
Compared to benchmark (FTSE Developed World Index) (%)	(55.7)	(44.0)

1 Methodologies for climate-related financial risk are emerging and may change over time. In 2018, a group of 16 banks, including UBS, and UNEP FI have partnered to refine methodologies for climate-related risks and opportunities.    2  Total net credit exposure across Personal & Corporate Banking and the Investment Bank, includes traded and banking products. Net of allowances, provisions, and hedges. As recommended by the TCFD, carbon-related assets are defined as assets tied to the energy and utilities sectors (Global Industry Classification Standard). Non-carbon-related assets, such as renewables, water utilities, and nuclear power excluded. For grid utilities, the national grid mix is applied.  2018 Year-on-year drop attributed to planned reductions in Energy and Utilities lending exposure within the Investment Bank.    3  Invested assets of products such as sustainably managed properties and infrastructure, and renewable energy.    4 On all proposals that we supported, we voted against the recommendation provided by the issuer.    5  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). A breakdown of our GHG emissions (scope 1, 2, 3) is available in the in-house environmental section in this document.    6 Year-on-year decrease of carbon intensity is mainly driven by higher carbon targets of the investment strategy. Carbon intensity is based on scope 1 and 2 CO2 emissions of investee companies, which often rely on third-party estimates.

Our stakeholder engagement

Our stakeholders

We engage with our stakeholders, both key groups (clients, investors, employees and governments / regulators) and others, on a regular basis and on a wide range of topics. This engagement with stakeholders yields important information on their expectations and concerns and offers critical contribution to our understanding and management of issues with potential (positive and negative) relevance to our bank. By actively fostering such interactions we are in a position to address stakeholder expectations and concerns in an informed and effective manner.

Our relationships with stakeholders are multi-faceted and include major stand-alone interactions with large groups (e.g., the employee survey), regular communications throughout the year with representatives from a particular group (e.g., media), as well as dialogue meetings with single individuals (e.g., client enquiries).

Clients

Clients are the reason for our existence and hence at the center of our activities. We are committed to building and sustaining relationships with clients based on trust and integrity. Having regular dialogs with clients and collecting their feedback ensures that we understand their expectations.

Our clients increasingly want financial advice as well as the right products in order to use their resources to address societal issues. As the preeminent global wealth manager to high net worth and ultra high net worth clients, we are well placed to provide this support, based on a consistent Group-wide approach. We use our manifold interactions with clients to better understand their needs. Client feedback (including that which is collected through our Quality Feedback management system) enables the firm to act and continuously improve products and client service standards in order to provide the best client experience.

Quality feedback management system

In Wealth Management and Personal & Corporate Banking, the Quality Feedback system provides a comprehensive and systematic platform to receive and process feedback and suggestions from both clients and employees. Feedback is received in a wide range of formats, including written, electronic, verbal (e.g., comments made to employees in UBS branches), through social media and via the Swiss banking Ombudsman.

Client feedback, including complaints and suggestions, is of crucial importance to UBS as it supports the development and introduction of new products and services as well as the adaptation of our offering in a client-oriented manner. By addressing client feedback we strive to strengthen client relationships, restore client satisfaction, and make a tangible improvement to client service and overall banking services. Having a wide variety of quality feedback from our clients enables us to systematically evaluate and review our actions. By sharing their views, clients contribute to quality improvements at all levels.

UBS strives to respond directly to each individual who provides feedback. On significant topics and key developments, UBS also provides a collective response in its external reporting.
In 2018, key topics and enhancements included some targeted products and services mostly centering around the functionalities of digital banking and stemming in particular from requests and improvement suggestions for existing features and queries regarding access and security. Moreover, certain client feedback related to change in delivery of bank statements from physical to electronically (and debit/credit cards).

Feedback from employees (i.e., quality tips and ideas / proposals that arise from their knowledge and experience in improving and updating products, processes and services) helps to foster creativity and innovation arising from their knowledge and experience in improving and updating products, processes and services.

Shareholders / investors

Investor Relations serves as the point of contact for UBS’s investor community. Our senior management and the Investor Relations team regularly communicate with investors, financial analysts and rating agencies. The Investor Relations and Corporate Responsibility teams also interact with shareholders focused on sustainability to discuss more holistic topics relevant to UBS’s long-term performance and to the society and environment in which it operates. UBS strives to achieve a consistently fair valuation for its shares through best-in-class disclosure, transparency and communication practices.

Employees

Our employees are the link between us and our clients, and the key to achieving sustainable success. We therefore strive to ensure our employees are well informed and engaged as partners in the firm’s long-term success.

As a responsible company and employer of choice, we inform employees about our strategy, priorities and policies, as well as topics such as goal setting and regular feedback, career development, new technologies and required training. We also highlight collaboration and efficiency initiatives such as our Group Franchise Awards, key diversity initiatives like our UBS Career Comeback program, and community efforts such our work with lower-income and first generation college-goers in the US through UBS NextGen Leaders. We communicate through a number of news and information channels such as our intranet, UBS Connections (our internal social network), UBS TV, and interactive help / information sites.

Our stakeholder engagement

Direct interaction with employees also takes place through personal meetings, emails, all-staff sessions, large and small-scale employee surveys, and the firm’s Quality Feedback system. In 2018, employees in all businesses and regions attended numerous town halls and small group meetings to discuss relevant issues directly with senior management. For example, regular “Ask the CEO” events, attended in person by local employees and broadcast live (and via replay) on our in-house UBS TV channel, allowed all employees globally to learn about (and ask questions on) topics such as the firm’s strategy and direction. Likewise, regular divisional, functional and regional town halls enabled employees to learn about the firm’s strategy, business priorities and collaboration opportunities. These events are generally live and also broadcast via UBS TV and questions may be asked live or be pre-submitted.

We want our employees to be engaged and to share their views on the status quo and our culture. We also want to give them the opportunity to influence the firm’s future. Since 2016, we have regularly surveyed all our permanent employees to capture their feedback on how we are doing as a firm. As such, in September 2018, all employees were asked to participate in a global survey, and 83% did. Of specific interest was employees’ views on whether our firm’s principles and behaviors are being lived up to, our strategy effectively communicated and a positive and empowering work environment provided, and responses indicated that engagement, appreciation for our talent management practices and pride in working at UBS were at or above the norm for high-performing organizations. Employees were informed of the Group-wide results of the survey, as well as divisional, regional and business area results, as applicable. The results are analyzed and leveraged to help us continuously improve, as it is our ongoing ambition to continue to have a highly motivated workforce that models integrity, collaboration and challenge in their daily work. We also want to be the clear employer of choice in the financial services industry. Our goal is to maintain overall engagement ratings in the top quartile.

In 2018, we sponsored 43 employee networks globally. Our networks help employees build cross-business relationships and support an open workplace. Our disability-focused networks in the US, UK, Switzerland and Asia Pacific raise awareness of visible and invisible disabilities in the workplace, as well as our management’s active support for hiring, development and retention of persons with disabilities in all our businesses. Further, our Women’s Business Networks in support women’s personal and professional development through networking, mentoring and education.

Grievances and whistleblowing protection

We are committed to maintaining high legal, regulatory and ethical standards. We have long-standing procedures in every region to help us resolve employee grievances, and employees are strongly encouraged to speak with their line manager or HR about any concerns. Our global whistleblowing policy and procedures offer multiple channels (including a whistleblowing and sexual misconduct hotline) for staff to raise concerns, either openly or anonymously, about any suspected breaches of laws, regulations, rules or other legal requirements, sexual misconduct or harassment, or any infringement our Code, policies or professional standards.

→   Refer to the “Risk management and control” section of the UBS Annual Report 2018 for more information

Employee representation

As a responsible employer, we maintain an open dialog with our formal employee representation groups, all of which are in Europe. The UBS Employee Forum for Europe represents 16 countries and considers pan-European issues that may affect our performance, operations or prospects. Local and regional work councils discuss topics such as business transfers, pensions, workplace conditions, health and safety, and redundancies. Collectively, these groups represent approximately 50% of our global workforce.

→   Find out more about topics of interest to employees and potential employees at www.ubs.com/careers

Governments and regulators

Financial market stability is largely dependent on the overall economic, regulatory and political environment and the conduct of the firms within the sector. We actively participate in political discussions to share our expertise on proposed regulatory and supervisory changes. The regime set out by the post-2008 regulatory reform agenda is now largely completed with focus shifting to final national implementation of key prudential rules such as the Basel III standards.

With regard to corporate responsibility and sustainability issues, we actively participated in governmental discussions concerning the implementation of the commitments made at the Paris Climate Change Conference and in the SDGs. In addition, we contribute to the TCFD. On a regional basis, we engaged with the EU High-level Expert Group on Sustainable Finance. In our home country Switzerland, we continue to actively contribute to pertinent sustainability discussions with various government bodies. We also contribute our experience and knowledge to supervisors in their efforts to further thinking on new topics such as the appropriate regulatory environment for digital finance and the financial risks of climate change.

→   Refer to UBS’s quarterly reports and annual reports available at www.ubs.com/investors  for more information on regulatory topics

Politicians and political parties

We maintain a regular dialogue with politicians globally and strive to establish long-term relationships with political representatives.

UBS complies with legal requirements on disclosing political donations, as applicable in the relevant jurisdiction. Outside of Switzerland, UBS does not provide financial support to political parties. In the US, eligible employees may make financial contributions through a federal Political Action Committee (PAC), the UBS Americas Fund for Better Government. The PAC makes contributions to federal candidates. These employee contributions do not constitute political donations by UBS.

Support of the Swiss militia system

Swiss citizens actively and voluntarily engage in political institutions at all three levels of the Swiss state (federal, cantonal and local) as public officials (e.g., members of parliament, members of commissions and executive mandates), while they continue to pursue other professional activities. This arrangement – citizens taking on public tasks and mandates on a part-time basis – is referred to as the militia system.

In this system, members of parliament in Switzerland are thus (usually) not professional politicians and political parties do not receive state funding. It is for this reason that UBS views the support of the militia system as a crucial component of its societal responsibility in its home market Switzerland. In recognition of the vital function of Switzerland’s political parties, UBS provided a total of CHF 0.5 million to political parties in 2018 as a contribution to their operational costs. Financial contributions are calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss parties are eligible to apply for a financial contribution if they commit to free competition, the market economy and to the Swiss financial center. They should furthermore have a national focus and either form a parliamentary group in the federal parliament or be represented in at least one cantonal government. UBS views its contribution to political parties in Switzerland as a long-term commitment, which is, however, subject to regular reviews.

Annual “Political Forum” for employees who hold elected public office in Switzerland

UBS expressly supports the political involvement of its employees. About 300 employees currently hold political office at federal, cantonal and local level. If necessary, employees may spend a certain amount of their working time on their public duties. UBS organizes an annual “Political Forum” at which senior management and political office holders discuss topics of relevance to UBS in Switzerland.

→   Refer to www.ubs.com/gov  for more information on governmental topics pertaining to Switzerland

Peers

We actively engage in regular discussions on corporate responsibility and sustainability issues with specialists in peer banks, and more widely through trade bodies and associations. Sharing experiences and assessments of corporate responsibility and sustainability issues helps us to compare and improve our strategy, approach and tools.

UBS is a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards regarding anti-money laundering, Know Your Client and counter-terrorist financing policies. Meeting regularly, the Wolfsberg Group also works closely with the Financial Action Task Force.

Sixteen banks, including UBS, and the UN Environment Programme Finance Initiative (UNEP FI) have partnered to collaboratively develop analytical tools that help banks disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD.

In 2011, UBS was a driving force behind the establishment of the Thun Group of Banks, which has published two papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights. The Thun Group maintains regular discussions, both in calls and in annual meetings at the UBS Conference Center in Thun, Switzerland.

Communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities of which we are a part. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to help our contributions have a lasting impact. Our Community Affairs programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate.

Through local execution and partnerships, which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by identifying innovative and high-quality programs that are aligned to the business. We provide focused financial and human support, including through the use of skills-based employee volunteering programs and client participation where appropriate. UBS is an active member of the London Benchmarking Group, an internationally recognized standard for measuring corporate community investment.

→   Refer to the “Our communities“ section for further information and data of relevance to the communities we do business in

Our stakeholder engagement

Suppliers

In 2018, UBS spent USD 11.0 billion on a broad range of products and services. A large proportion of this expenditure comprises real estate, outsourcing, IT as well as consultancy and legal fees. Our sourcing and procurement services are provided by an external company, Chain IQ, which applies UBS’s responsible supply chain management (RSCM) framework and processes. The experienced procurement and sourcing specialists at Chain IQ perform supplier due diligence and establish remediation measures, supported by a centralized team of experts within UBS.

We aim to ensure that our social and environmental values are being followed throughout the supply chain. A firm-wide RSCM guideline provides systematic assistance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our direct suppliers are bound by contract. UBS expects its suppliers to apply the same standards in the relationships with their suppliers.

→   Refer to “Responsible supply chain management“ in the “Our business” section

ESG rating and research agencies

We actively engage in dialog with analysts at rating and research agencies. The assessment of specialized agencies helps to evaluate our sustainability performance and activities, and provides a useful means for benchmarking.

In 2018, we provided detailed information on our sustainability performance to a range of agencies, either in response to questionnaires or via meetings or calls
(with environmental, social and governance analysts). Our
GRI Document regularly serves as a key source of information for these agencies.

Non-governmental organizations

We regularly interact with non-governmental organizations (NGOs) and appreciate their input and insight, as it helps the firm consider its approach to, and understanding of, societal issues and concerns.

NGOs have long established themselves as critical watchdogs of companies, both scrutinizing and challenging how we address a broad range of environmental, social and human rights concerns. In 2018, discussions with NGOs focused on the subjects of climate change (notably on fossil fuels) and human rights (including on indigenous peoples’ rights).

Media

Our media teams maintain direct and long-term relations with media representatives across all our business regions and provide them with timely information on a wide range of global, regional and local topics. Senior management (BoD and GEB level) also regularly gives account to journalists, predominantly through interviews. In addition to the interviews at our firm’s corporate events (i.e., quarterly and annual reporting and Annual General Meeting) senior management conducted many other interviews in 2018.

We also communicated with media representatives – through interviews or background talks – on a broad range of corporate responsibility or sustainability topics such as climate change, human rights and environmental and social risks in general.

→   Refer to www.ubs.com/media  for further information on UBS media relations

Materiality under GRI Standards

GRI-based materiality assessment

We put great emphasis on learning the views and values of our stakeholders with regard to the business activities of UBS and its role in society. Every year, we conduct a materiality assessment, as defined by the guidelines of the Global Reporting Initiative (GRI), to collect stakeholder views on key topics pertaining to our firm’s economic, social and environmental performance and impacts. Our materiality assessment draws on formal and informal monitoring, from our dialog with stakeholders and from relevant external studies and reports.

Requested and supervised by the Corporate Culture and Responsibility Committee (CCRC), UBS’s comprehensive materiality assessment process is managed by a UBS-internal, cross-business division and cross-regional materiality assessment team. The team consists of a group of experts who – due to their function – deal with stakeholder expectations and concerns on a daily basis. The team is responsible for delivering the outcome of the materiality assessment to the CCRC on an annual basis.

We also regularly invite stakeholders to directly share their views. In 2017, we did so through an online survey that was completed by nearly 1,600 stakeholders (with clients making up half of this amount). For the first time, we also included a question on the SDGs in the survey. The SDGs are a set of
17 non-legally binding goals “aiming to end poverty, protect the planet, and ensure prosperity for all by 2030,” as part of a global sustainable development agenda. Stakeholders were asked which SDG UBS should contribute most to and the most frequent response was quality education followed by climate action. We plan to undertake a stakeholder survey again in 2019.

The overall result of the materiality assessment is expressed in the UBS 2018 materiality matrix below. The matrix ranks topics by their relevance to UBS stakeholders and their impact on UBS's sustainable performance. “Sustainable performance,” one of UBS’s three principles, means that we focus on the long term and work to provide consistent returns to our stakeholders.

For the 2018 materiality matrix we have substantially reduced the number of topics to 13 (from 21 in 2017). This is in particular due to a new topic (Regulatory compliance) subsuming a number of topics previously listed separately in the matrix (Combating financial crime; Financial stability and resilience; Cyber security; Conduct; Client protection). Among the 13 topics, Regulatory compliance is the most material, followed by Client experience (includes the previous topic Quality and price). Other topics were merged (Demographic development, Occupational health and well-being and Working conditions into the new topic Working culture and environment; Shareholder participation rights merged into Corporate governance) while certain topics (Brand reputation; Social cohesion and stability; Financial results; Macroeconomic and political environment) were removed.

Our materiality assessment also included a consultation of internal experts on our firm’s significant economic, environmental and social impacts.  We concluded that these impacts are directly reflected in the topics deemed most material in the GRI-based materiality assessment and that these impacts are overwhelmingly concerned with economic impacts. These topics fall within two significant impact areas of our firm: ensuring the provision of high-quality services to clients, and actively managing potential major risks to clients as well as other stakeholders. Jointly, these two significant impact areas of our firm are reflected in the highly ranked topics of Regulatory compliance and Client experience.

→   Refer to the Appendix for a detailed overview of the impact of material GRI topics

As shown in the matrix, stakeholders do not currently regard the impact of environmental and social topics as substantially influencing their assessments and decisions. The relevance of these topics is, however, acknowledged, as is the likelihood that some of these topics, notably Climate action and Sustainable investing will be of increasing relevance to UBS in coming years.

As in previous years, the overall result of the assessment was reviewed by the CCRC. It also becomes part of the decision-making processes of this Board of Directors committee with a particular focus on those topics that were assessed as very relevant or have considerably increased their relevance since the preceding year.

Our stakeholder engagement

UBS 2018 materiality matrix

Material GRI topics 2018

For the purpose of the GRI Standards materiality assessment we map the GRI topics to UBS’s materiality matrix and we identify the most material topics on the basis of their significance to stakeholders and their impact on sustainable performance. For 2018, we have identified the following material topics:

–   GRI 201: Economic Performance

–   GRI 203: Indirect Economic Impacts

–   GRI 205: Anti-Corruption

–   GRI 206: Anti-competitive Behavior

–   GRI 302: Energy

–   GRI 305: Emissions

–   GRI 308: Supplier Environmental Assessment

–   GRI 401: Employment

–   GRI 404: Training and Education

–   GRI 405: Diversity and Equal Opportunities

–   GRI 406: Non-Discrimination

–   GRI 414: Supplier Social Assessment

–   GRI 417: Marketing and Labeling

–   GRI 418: Customer Privacy

–   GRI 419: Socioeconomic Compliance

–   GRI G4 Financial Services Sector Disclosures: Product Portfolio

–   GRI G4 Financial Services Sector Disclosures: Audit

–   GRI G4 Financial Services Sector Disclosures: Active Ownership

Additionally, we have identified material topics that are not part of the official GRI topics list. These are:

–   Digital innovation

–   Operational efficiency and effectiveness

–   Client experience

–   Working culture and environment

All material topics are relevant to all entities consolidated within UBS. Information describing any relevant impacts of the topics outside UBS is provided as part of the description of the respective GRI indicator or material topic in the following pages.

The following table provides an overview of all topics on the UBS materiality matrix and their subtopics.

→   Refer to the Appendix  for relevant management approaches

Our stakeholder engagement

Material topics	Sub topics	GRI topics
Governance
Regulatory compliance

–   client protection: data confidentiality; transparency (clear terms and conditions of products); fair pricing schemes; easy-to-understand products and services

–   combating financial crime: anti-corruption and anti-money laundering; crime and manipulation detection processes

–   conduct: compliance with laws, rules and regulations; integrity of the financial system; code of conduct and ethics; forward-looking engagement with risk topics and risk prevention

–   cyber security; data confidentiality and cyber security

–   financial stability and resilience: going concern leverage ratio (phase-in, %); common equity tier 1 capital ratio; manage risk-weighted assets within increasingly stringent risk framework; clear strategy

GRI 417: Marketing and Labeling GRI 418: Customer Privacy GRI 205: Anti-corruption GRI 206: Anti-competitive Behavior GRI 419: Socioeconomic Compliance
Corporate governance	– internal policies and guidelines – governance structure – strategy	GRI 102: General Disclosures
Financial and economics
Digital innovation	– innovation lab – digital transformation – digital product and service offering
Operational efficiency and effectiveness

–   cost and process efficiency

–   focus on core competencies

–   flexibility to adapt to changing regulatory environment

–   outsourcing / nearshoring / offshoring

–   automation

–   location strategy

–   product and execution excellence

GRI 201: Economic Performance
Client experience	– excellence – above-average performance – best services and practices
Employees and workplace
Compensation	– compensation structure – bonus and executive payments – reward long-term performance	GRI 401: Employment
Diversity and inclusion	– diverse work force – inclusive culture – equal employment conditions and opportunities – women in management – age diversity within teams – flexible working conditions – diverse client base	GRI 405: Diversity and Equal Opportunity GRI 406: Non-Discrimination GRI 419: Socioeconomic Compliance
Talent management

–   talent attraction

–   employee training on particular skills

–   internal mobility

–   management of talent pipeline and succession planning

–   talent and leadership development programs

–   provision of apprenticeships and vocational training

GRI 404: Training and Education
Working culture and environment	– behaviors – flexible working times – availability of remote working and / or home office – occupational health and well-being: work-life balance; health protection; health and safety of employees

Material topics	Sub topics	GRI topics
Environmental and social
Climate action

–   commitment and strategy for the topic of climate change

–   climate-related investments, financing and research

–   climate-related risk management

–   external disclosure on the topic

–   increasing energy efficiency and reducing our CO2 emissions

–   reduction of resource (energy, paper, water) consumption and increased resource efficiency

GRI 201 Economic Performance GRI 302: Energy GRI 305: Emissions Financial Supplement (FS) Product Portfolio
Environmental and social risk management

–   identify and manage potential negative effects on the environment and human rights

–   standards in environmentally and socially sensitive industries and activities

–   standards in product development, investments, financing and for supply chain management decisions

–   responsible supply chain management

FS Audit FS Product Portfolio GRI 308: Supplier Environmental Assessment GRI 414: Supplier Social Assessment
Community investment

–   employee engagement through employee volunteering

–   support of non-profits, charitable organizations and social enterprises (positive impact on communities)

–   supporting education and entrepreneurship in local communities

–   financial inclusion

GRI 203: Indirect Economic Impacts
Sustainable investing	– sustainable finance – combination of societal and financial returns – sustainable investment criteria – impact investing – ESG integration – client foundation – philanthropy advisory	FS Product Portfolio FS Active Ownership

Our clients

Our clients

We strive to systematically incorporate the economic impacts of environmental, social and governance (ESG) issues into the products and services we provide to clients. We support corporate and institutional clients who want to generate positive environment and social impact using our corporate advisory expertise or by directing capital through our lending or investment capacity. We assist private and institutional clients in their desire to invest in accordance with their own social and environmental objectives and we are proactive in discussing these issues with them. As a preferred partner for global philanthropists, we work toward achieving the ambitious SDGs. Our experts and in-house foundation offer clients outstanding access to social and financial innovation and philanthropic advice, as well as tailored program design, co- funding and co-development opportunities.

Sustainable investments

As of 31 December 2018, total sustainable investing (SI) assets represented USD 1,110 billion and core SI assets USD 313 billion, constituting 35.8% and 10.1% of UBS total invested assets respectively. In 2018, core SI assets increased 72%, up from USD 182 billion in 2017. Major increases were the result of growth in 'ESG integration' and 'sustainability focus' categories, up 255% and 56% respectively. It is our ambition to double the penetration of core SI assets by the end of 2020, from 5.6% (USD 182 billion) of UBS total invested assets at the end of 2017.

Sustainable investments[1]
		For the year ended			% change from
USD billion, except where indicated	GRI[2]	31.12.18	31.12.17	31.12.16	31.12.17
Core SI products and mandates	FS11	312.9	181.7	142.9	71.9
Integration – sustainability focus[3]	FS11	20.0	12.8	5.8	55.7
Integration – ESG integration[4]	FS11	224.5	63.2	53.6	255
Impact investing[5]	FS11	4.7	2.8	2.1	47.9
Exclusions[6]	FS11	50.3	93	74.8	(45.9)
Third-party[7]	FS11	13.4	9.8	6.6	36.8
Norms-based screening[8]	FS11	797.3	951.5	815.8	(16.2)
Total sustainable investments	FS11	1,110.2	1,133.1	958.7	(2.1)
UBS total invested assets		3,101	3,262	2,761	(4.9)
SI proportion of total invested assets (%)	FS11	35.8	34.7	34.6

1 All figures are based on the level of knowledge as of January 2019.   2  FS stands for the performance indicators defined in the Global Reporting Initiative Financial Services Sector Supplement.   3  Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and/or investment process.  Former “Integration“ sub-category refined to “Integration – sustainability focus“ sub-category to reflect implementation of the business divisional SI strategies. Added in 2018 are third-party products that went through a systematic GWM onboarding process.   4  Strategies that integrate environmental, social, and governance (ESG) factors into fundamental financial analysis to improve risk / return. Former “Integration / RPI“ sub-category converted into “Integration – ESG integration,“ to reflect implementation of the business divisional SI strategies. Increase mainly due to Asset Management's efforts  to mainstream ESG integration across active asset classes.   5  Strategies where the investment has the intention to generate measurable environmental and social impact alongside financial return. Minor restatement from previous years due to group alignment on impact investing classification.   6  Strategies that exclude companies from portfolios where they are not aligned to an investor’s values. Includes customized screening services (single or multiple exclusion criteria). Decrease mainly due to Asset Management’s ESG integration efforts (see footnote 4).   7  SI products from third-party providers applying a strict and diligent asset selection process including exclusions and/or different types of positive selection, such as best-in-class, thematic or ESG integration, and impact investing. Excludes third-party products that went through a systematic GWM onboarding process, now counted under “Integration – sustainability focus“ (see footnote 3).   8  Includes assets that are subject to restrictions under UBS policy on the prohibition of investments in companies related to anti-personnel mines and cluster munitions. Decrease mainly due to Asset Management’s ESG integration efforts (see footnote 4).

Sustainable investing is an approach that seeks to incorporate environmental, social and/or governance considerations into investment decisions. SI strategies seek to achieve one or more of the following objectives: achieve a positive environmental or social impact, align investments with an investor’s personal environmental or social values, or improve portfolio risk and return characteristics.

Core SI are SI products that involve a strict and diligent asset selection process through either exclusions (of companies/sectors from portfolio where the companies are not aligned to an investor's values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing).

Norms-based screening includes all assets that are subject to restrictions under UBS policy on the prohibition of investments in companies related to anti-personnel mines and cluster munitions (includes all actively managed discretionary segregated mandates and all actively managed retail and institutional funds).

In its efforts to achieve UBS’s goal to be a leader in sustainable investing (SI) for private clients, Global Wealth Management (GWM) provides clients with a robust set of SI solutions in its mandate and advisory offerings as well as through impact investments opportunities.

Enhanced UBS Manage offerings (tailored high-end investment management solutions geared to UHNW clients' investment requirements within an integrated end-to-end service) with 100% (excluding liquidity) sustainable and impact investments went live in early January 2018 and are available in main Booking Centers globally. A US version of this offering was launched in November 2018. These offerings are based on our global Chief Investment Office’s (CIO) UBS House View and align to its sustainable investing strategic asset allocation.

Our global CIO regularly translates key societal and environmental concerns into investment themes as part of its Longer Term Investments series (sustainable investment themes aimed at investing in long term solutions to key environmental and social challenges) and global Research-based Advice. In 2018, some notable examples of this were the World Economic Forum white paper, the launch of Align17, a third-party digital marketplace of impact investments, as well as the development of a new development bonds index family (with Solactive). GWM also arranges platforms, roundtables and networking events for our clients to exchange ideas and gather know-how.

Asset Management is committed to integrating sustainability into its entire investment approach. We are convinced that sustainable and impact investing can add value to portfolios within the same risk / return profile. Investment strategies customized to address particular sustainability objectives, such as reducing carbon risk or tilting a portfolio toward specific environmental, social or governance factors, in combination with traditional financial and risk / return expectations are increasingly popular. Over the last decade, Asset Management has developed capabilities to provide customized solutions to meet the specific goals and needs of individual investors. It offers a wide range of SI strategies across various asset classes, integrating sustainability and impact into its entire mainstream offerings, including in active equities, fixed income, hedge funds, infrastructure and private equity, real estate and passive strategies.

The Investment Bank provides industry-leading thematic and sector research in ESG / Sustainable Investing through a widely recognized team working closely with our global line-up of outstanding expert sector teams, and UBS Evidence Lab’s primary research specialists. Our investment solutions include socially responsible and impact ETFs and Index-linked notes. We offer capital-raising and strategic advisory services globally to companies offering products that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors. In 2018, the total deal value in equity or debt capital market services relating to these areas was USD 31.6 billion, and USD 24.9 billion in financial advisory services.

Personal & Corporate Banking clients have access to appropriate and relevant products from Asset Management and Wealth Management that follow our Group-wide approach to SI. In addition, our sustainability analytics offering enables corporate and institutional clients to achieve full transparency by screening their portfolio for industry exposure. We also support energy utilities in raising capital on international capital markets to progress their quest for renewable energy. Furthermore, we support Swiss small and medium-sized enterprises (SMEs) in their energy-saving efforts and transition to a low-carbon economy. SMEs benefit from initiatives such as energy check-ups or leasing bonuses (financial contributions toward enhancing environmental performance) for utility vehicles and production machines.

Having the financial expertise, networks and access to the capital required to build or support innovative financial products, we remain committed to introducing and funding innovative financial solutions. Examples include UBS Manage SI (discretionary mandate), the Climate Aware Equity (TTF), the UBS Managed Portfolio of Sustainable Investments, and our partnership with Align 17.

→   Refer to the table Key sustainable investing products and services in 2018 below for further information

As of 31 December 2018, we also held green and social bonds in the amount of USD 723 million in our high-quality liquid assets portfolios under the management of Corporate Center – Group Treasury.

Stewardship / voting rights

UBS Asset Management’s stewardship policy is our commitment to act as responsible stewards of assets held and managed on behalf of our clients. We recognize that clients expect us to ensure the alignment of our approach with their own investment beliefs, policies and guidelines. We have a strong interest in ensuring that companies in which we invest on behalf of clients are successful, and through our stewardship activities we seek to encourage a high standard of corporate practices, develop a relationship with investee companies and an understanding of mutual objectives and concerns. In addition, where clients of Asset Management have delegated to us the discretion to exercise the voting rights for shares they beneficially own, we have a fiduciary duty to vote such shares in the clients’ best interest and in a manner which achieves the best economic outcome for their investments.

We maintain a comprehensive database of our meetings with companies and our voting activities. We review progress over time and follow up on issues identified. In the 12-month period ended 31 December 2018, we gave instructions (based on Asset Management’s corporate governance principles) to vote on 97,881 separate resolutions at 10,024 company meetings. Information on such resolutions and company meetings is provided in the Proxy Voting Dashboard.

→   Refer to www.ubs.com/am-sustainability  and vds.issgovernance.com/vds/#/MjU0/ for more information and for the Proxy Voting Dashboard.

Our clients

Global philanthropy

Philanthropy

Building on our award-winning track record and 15 years of experience, we have a global team of in-house experts in place who specialize in all areas of philanthropy and strategic charitable giving. We support clients as they develop their own philanthropic approach, from offering objective, independent and tailored advice, to providing them with implementation solutions and the opportunity to attend dedicated events and access a global network of like-minded individuals with whom to collaborate and share their ideas and knowledge.

→   Refer to www.ubs.com/philanthropy  for more information

UBS Optimus Foundation

The UBS Optimus Foundation is an award-winning grant-making foundation that helps our clients use their wealth to drive positive and sustainable social change for children. The Foundation connects clients with inspiring entrepreneurs, new technologies and proven models that help improve the lives of children in a variety of ways. It selects and continuously monitors programs that improve children’s health, education and protection and that have the potential to be transformative, scalable and sustainable. As UBS covers all of the Foundation’s costs, it guarantees that 100% of all donations go to the support programs. In 2018, the Foundation’s work helped improve the well-being of 2.8 million children globally.

Effective philanthropy is about more than simply funding existing programs. It is also about long-term thinking. That is why the Foundation also supports partners in building their capacities, enabling them to reach more children more effectively and efficiently, funds research to better understand the issues that prevent children from thriving, and undertakes advocacy efforts with partners to promote wider adoption and scaling of the most promising programs. Building on our DNA linked to a financial institution, we also believe harnessing private capital to complement traditional development efforts and funding streams is crucial to achieve the SDGs. That’s why the UBS Optimus Foundation has developed a social finance vehicle aimed to attract new types of capital for social good as well making development work more efficient by paying for social returns. The Foundation provides flexible capital ranging from convertible grants to debt and equity to social enterprises, and innovates with new results-based financing instruments such as impact bonds in which financial returns are obtained from reaching certain social targets – a return that is then reinvested into further impactful development programs.

→     Refer to www.ubs.com/optimus  for more information

Key sustainable investing products and services in 2018 (select)1

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2018
Product / service	Business division	Key features
The Rise Fund	Global Wealth Management (GWM)

USD 325 million raised

Invests in seven sectors – education, financial services, health care, infrastructure, energy, food and agriculture, and IT – with a dual mandate: generating competitive financial returns and measurable positive societal outcomes

Rethink Impact Fund	GWM

USD 75 million raised

Direct-access social impact private equity fund that invests in early- to growth-stage, high-impact companies, primarily in the United States. The fund focuses on four themes: health care, economic opportunity, environmental sustainability, and education

OrbiMed Asia Partners III	GWM	USD 85 million raised Growth investments in health care companies in China and India, focusing on biopharmaceuticals, medical technology and health care services
Generation Partners Sustainable Solutions Fund III	GWM	USD 93 million raised Invests in transformative technologies providing disruptive solutions to global sustainability challenges
Impact Direct Investing Offering	GWM	Initiated to address high demand for direct impact deals as well as UBS strong commitment to support the SDGs Complements the UBS SI Offering with direct impact investing opportunities
ADM Cibus Fund	GWM

USD 125 million raised

Aims to find investment opportunities arising out of the high-value food supply-demand imbalance faced by many developing economies, particularly in Asia and Middle East and North Africa

UBS Manage SI (discretionary mandate)	GWM	Based on Chief Investment Office (CIO) SI (sustainable investing) Strategic Asset Allocation (SAA) (100% SI excl. liquidity allocation) AuM: USD 3.4 bn (of which USD 2.8 bn tracks new CIO SAA)
UBS Managed Portfolio of SI	GWM	100% aligned to CIO’s SI SAA
SI-focused UBS Advice solutions	GWM	Expanded SI offering that includes mutual funds, exchange-traded funds, separately managed accounts, unit investment trusts, private equity and structured products
ESG Portfolio Analyzer	GWM	Provides transparency and analysis of ESG topics in client portfolios
Philanthropy Advisory	GWM	Over 400 ultra high net worth individuals or philanthropists attended UBS Philanthropy Forums in the Americas, Asia and Switzerland
Align 17	GWM

UBS-initiated third-party digital marketplace for impact investments that connects private wealth to vetted co-investment opportunities with diligence done by some of the world’s leading impact fund managers

SI Strategy Fund	GWM	Based on CIO SI SAA and aligned to UBS Manage SI (discretionary mandate) AuM: USD 154 million
UBS Long Term Themes Equity Fund UBS Long Term Themes Portfolio SMA	GWM, Asset Management (AM)

USD 1.96 billion held in Long Term Themes Fund and mandates

Invests in companies that are solution providers for challenges such as water scarcity, emerging market infrastructure and health care, waste management and recycling

Climate Aware Equity (TTF)	AM	Innovative rules-based equities strategy to address carbon risks and opportunities in portfolios
Climate Aware Catholic Value	AM	Innovative rules-based equities strategy to address carbon risks for Catholic values-based indices
Engagement for Impact Equities	AM	Strategy focusing on engagement as a key driver of impact and investment results

Our clients

Product / service	Business division	Key features
Multilateral Development Bank (MDB)	AM	Innovative product investing in Development Bank bonds to support the SDGs through high-grade fixed income exposure
Sustainable Corporate Bonds	AM	Investment Grade USD/EUR/CHF bond portfolios with superior ESG profile
Multi Asset	AM	Multi asset portfolio with enhanced ESG profile in asset categories where possible
Voting (on behalf of clients)	AM	Provided instructions (based on AM’s corporate governance principles) to vote on 97,881 separate resolutions at 10,024 company meetings
World Bank Index-Linked Sustainable Development Bond	Investment Bank (IB) / GWM

Debt securities issued by the International Bank for Reconstruction and Development, with a return at maturity based on the performance of the Global Sustainability Signatories Index

Provides investors access to a sustainable development bond issued by the World Bank and access to a global equity index with companies selected based on ESG ratings

Green and sustainable bonds	IB	Nine green and sustainable bond transactions supported
Global Sustainability Leaders index	IB, GWM	Companies selected include leaders with regard to the UN Global Compact principles
Renewable energy and cleantech financing	IB	Participation in significant renewables and cleantech deals globally, for both established utilities clients and innovative growth-stage companies
Energy check-up for SMEs	Personal & Corporate (P&C)	UBS SME efficiency bonus for energy reduction plan with overall energy savings of 48,000 MWh / a, equivalent to the annual energy consumption of approximately 2,500 single-family homes[2]
Preferred strategic partner for advisory and financing transactions related to Switzerland’s Energy Strategy 2050	P&C	Supports energy utilities in raising capital on international capital markets to progress their quest for renewable energy Eight strategic transactions executed for Switzerland’s Energy Strategy 2050
UBS Optimus Foundation	Corporate Center

USD 66.6 million in donations raised; USD 81.8 million grants approved; two DIBs launched: the Education DIB and the Utkrisht DIB, the world’s first DIB in mother and child health care and the largest DIB (per end of 2018)

1 All information provided is as of 31 December 2018.    2  Information provided is as of 31 December 2017

Suitability

Clients expect to be provided with products and services which are suitable for them.

In nearly all countries in which we do business this expectation has been turned into a legal or regulatory requirement for banks acting as financial advisors. Most jurisdictions also require the systematic assessment and documentation of the suitability of products (including third-party products) and services, including compliance with applicable eligibility criteria and sales restrictions. These standards are reflected in local policies and procedures as well as the respective local control framework. The European Union’s Markets in Financial Instruments Directive (MiFID) and the Swiss Financial Service Act (FinSA) are examples of the reflection and implementation by UBS of specific standards required by a regulator that are reflected in the applicable local control framework. Other locations apply similar standards as required by the relevant local regulators.

To meet both client expectations and regulatory requirements, UBS has established comprehensive rules for assessing the suitability of products and services. These rules are designed to align the assets in the customer portfolio with the customer’s defined risk profile, and the customer is advised in line with his/her needs (Client Suitability). In addition, the rules require that the product documentation contains appropriate and easily understood information on the product characteristics, the target audience and the settings in which the product is used, as well as a balanced representation of the opportunities and risks (Product Suitability).

Suitability framework

Global Wealth Management (GWM) and Personal & Corporate Banking (P&C) have established a Suitability Policy applicable to all their locations (excluding the Americas region). This sets out the structured advisory process that governs the way UBS advises, implements agreed solutions and documents the steps taken during this process. It comprises requirements for monitoring and control activities that aim to capture tail-risks, amongst others purposes. A revised version of this Suitability Policy entered into force on 1 January 2018. The Investment Bank (IB) and Asset Management (AM) take their guidance from UBS's Suitability Principles and have implemented processes to ensure appropriate oversight of suitability requirements where applicable.

In this framework, we distinguish between Client and Product Suitability. Client Suitability means the alignment between the Investor Profile of the client and the Products and Services which are recommended or made available to the client (or already held in his/her portfolio), including risk information and disclosure. Product Suitability means a consistent set of standards applied by a product management unit to define for which specific investors a product may be suitable

Client suitability

With regard to the UBS Client Experience, GWM and P&C have established a structured advisory process with four distinct steps – understand, propose, agree and implement, and review. This process is supported by a number of forms and tools at the disposal of the client advisors. In the first step (understand), these forms and tools support the initial identification of a client’s investor profile, including but not limited to investment objectives and risk ability. In a second step (propose), they serve to help client advisors identify an appropriate investment strategy for a specific client portfolio. Furthermore, a number of tools and platforms have been established to help client advisors match a client’s investment strategies with appropriate investment proposals and to support the review step. The IB and AM have established cross-functional governance committees to ensure oversight for client suitability where specific criteria or triggers are met.

Product suitability

Advisory platforms and tools divide products according to their risk characteristics and in doing so help clients and client advisors to properly assess the impact of investment products and services on a client’s portfolio. Additional processes are in place to make product documentation available to both client advisors and clients that contains adequate and easy-to-understand information on product characteristics, balanced presentation of opportunities and risks, target audiences as well as scenarios for which a product could be used. Finally, specific legal documentation is required for certain products with specific risks (e.g., hedge funds).

Divisional approach to suitability

Primary ownership of suitability risk and the responsibility for addressing suitability risk is owned by the business. Divisional policies in GWM and P&C, IB, and AM (EMEA) make this clear. UBS has accordingly pursued a divisional approach to ensure compliance with rapidly changing regulatory regimes, as well as to address particular suitability obligations and remediation of identified gaps relating to the divisions.

Monitoring and controls

Monitoring and controls for suitability follow a three-tiered approach. The first-level controls are conducted by origination under its Origination Control Framework, a set of controls designed to prevent / detect operational risks that arise in origination and to ensure that residual risk corresponds to risk appetite. The second-level controls are performed by Compliance & Operational Risk Control as Global Minimum Control Standards, which are part of the overall Compliance & Operational Risk Control Framework. These controls focus on both a check the checker approach, plus thematic, deep-dive reviews. The third-level controls are exercised by Group Internal Audit, as part of its annual audit plan.

After-sales communications

The UBS Client Experience also includes after-sales communication. This communication is, again, supported by a number of tools and platforms, including ready-to-use reporting and presentation material.

Our clients

Accessibility

We aim to ensure that our facilities and services are accessible to everyone regardless of disability, capability or technology. We are continuously optimizing our websites as well as e-banking and mobile banking to fit the requirements for a AA rating for accessibility (WCAG 2.0). All cash machines have access key buttons and PIN keypads that have been made usable for the visually impaired. Additionally, approximately 750 ATMs are enabled with voice output through clients’ headphones, covering all functions including cash deposits. Around 100 ATMs are positioned especially for people with restricted mobility. All of our 40 UBS free-standing cash machines correspond to the recommendations made by Americans with Disabilities Act Accessibility Guidelines (ADAAG). UBS actively encourages people to focus on ability, not disability.

Financial literacy

The topic is mainly relevant in Switzerland, the only country where we offer comprehensive financial products and services to retail and small / medium enterprise (SME) clients. Many of our products and services that contribute to the enhancement of financial literacy are therefore limited to our Swiss clients. Examples include:

–   Financial check-up for young people and students

–   Saving tips for young people and students

–   Budget calculator for young people and students

–   Mortgage calculator

–   Download center for SMEs  offering a collection of our broad range of publications, documents and resources, such as succession planning checklists

Services not limited to Swiss clients include:

–   UBS Key Invest provides know-how about structured products

–   UBS Dictionary of Banking

–   Chief Investment Office Wealth Management Research

–   UBS Financial Education Program (for US clients only)

Additionally, UBS runs various community programs globally that enhance financial literacy. Many of our skills-based volunteering activities across the key themes of education and entrepreneurship also contribute to the enhancement of financial literacy. Examples include:

–   UBS Social Investment Toolkit

–   UBS Elevating Entrepreneurs

Our business

This section includes key principles and activities that we are committed to in order to do business in a sustainable manner that meets the expectations of our stakeholders. These include our management of environment and social risks, our management of our firm’s environmental footprint, our responsible supply chain management, and our approach to combating financial crime.

We recognize that we have a role to play in leading debates on important societal topics and, in collaboration with other firms and industry bodies, in setting high standards in and beyond our industry. Our key activities in 2018 in this regard are set out in the following table.

Advancing sustainability in the financial sector – UBS’s key activities in 2018

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2018
Financial Stability Board Task Force on Climate-related Financial Disclosures (TCFD)	Climate change	Member of TCFD and aligning of UBS disclosure with TCFD recommendations	Update report
Alliance of CEO Climate Leaders	Climate change	Joint statement by UBS CEO and the alliance members to urge G20 governments to act on the recommendations of the TCFD	Continued support for the TCFD recommendations
UN Environment Programme Finance Initiative (UNEP FI)	Climate change	Collaborates in developing approaches to help banks disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD	Scenario analysis and stress testing approach developed and disclosed in two publicly available reports
Swiss Energy and Climate Summit	Climate change	Premium partner	Key annual Swiss SME event on climate and energy topics
Natural Capital Finance Alliance	Natural capital	Member of technical advisory panel of the Advancing Environmental Management Project	Project completed and presented at the UNEP FI Global Roundtable in Paris
Swiss Sustainable Finance (SSF)	Sustainable finance	Member of SSF board	Major events and projects to promote sustainable finance in Switzerland
Association for Environmental Management and Sustainability in Financial Institutions (VfU)	Sustainable finance	Member of VfU board	Major events and projects to advance sustainable finance in Germany, Austria and Switzerland
Sustainability Accounting Standards Board (SASB)	Sustainable finance	Asset Management was represented on SASB Institutional Advisory Group and participated in various committees on metrics	Launch of the world’s first set of industry-specific sustainability accounting standards
Thun Group of Banks	Human rights	Convener of Group	Thun Group input to OECD Responsible Business Conduct (RBC) project
Organisation for Economic Co-operation and Development (OECD)	Due diligence	Member of advisory group of OECD RBC project	Advised on development of draft OECD RBC due diligence guidance in General Corporate Lending and Securities Underwriting

Our business

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2018
Policy Outlook (POLO) platform	Sustainability regulation	Co-convener of platform Host and co-organizer of 2018 POLO roundtable	Regular exchange on key regulatory devevelopments
Roundtable on Sustainable Palm Oil (RSPO)	Natural capital / palm oil	Member of RSPO financial institutions task force and on RSPO complaints panel Panel speaker at the 2018 RSPO Roundtable (RT 16 in Malaysia)	Launch of the updated RSPO Principles and Criteria at the RT15
Banking Environment Initiative (BEI) Soft Commodities Compact	Soft commodities	Member of BEI Soft Commodities Compact implementation group	Bimonthly meetings
Institute of International Finance (IIF) Sustainable Finance Working Group (SFWG)	Sustainability standards and regulation	Member of IIF SFWG and lead on policy and regulatory engagement	Outreach to Central Banks and Supervisors Network for Greening the Financial System (NGFS) and BoE / PRA on draft climate change supervisory statement
Global Impact Investing Network	Sustainable finance	Member of investor council	Regular dialogue and event presentations
Impact Management Project	Sustainable finance	Project partner	Whitepaper on impact measurement and impact investing in a portfolio context
Impact Management Principles	Sustainable finance	Member of sounding board	Whitepaper for impact management principles, led by the World Bank’s IFC
World Economic Forum: ESG Ecosystem	Sustainable finance	Member of steering committee	Forthcoming proposal to harmonize ESG data disclosure for corporates to improve investor transparency
Principles for Responsible Investment (PRI)	Sustainable finance	Various, including members of SDG Advisory Committee	Proposals on how to measure SDGs for corporations
MIT Sustainability Summit	Sustainable investing (SI)	Sponsor	Foster SI by collaborating with academics and young people
UBS 2018 European Conference	Various	Organizer	Major panel on SI
Global Research Alliance for Sustainable Finance (GRAFSI)	Sustainable finance	Sponsor	Advance theoretical understanding of SI /ESG integration
UK Investor Forum	Stewardship	Founding member	Position stewardship at the heart of investment decision-making by facilitating dialogue, creating long-term solutions and enhancing value

Environment and human rights

Our environmental management system covers the entire scope of UBS’s products, services and in-house operations that may give rise to an environmental impact. It is externally audited annually and re-certified every three years.

We view the proper management of our firm’s own environmental footprint and our supply chain as important proof points for how we do business in a sustainable manner. This is equally true of our comprehensive management of environmental and social risks (ESR). Our in-house environmental management, our responsible supply chain management (RSCM), and our ESR standards and management are aligned with the UBS in society strategy and enforced firm-wide.

We constantly strive to reduce our greenhouse gas (GHG) emissions, our waste production, energy and paper consumption and water usage.

We aim to reduce negative environmental and social effects of the goods and services UBS purchases, and we engage with suppliers to promote responsible practices. Our RSCM principles embed UBS’s ethics and values in our interactions with our suppliers, contractors and service partners. Since 2008, a firm-wide guideline has provided systematic assistance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our suppliers are bound by contract.

We apply an ESR framework to identify and manage potential adverse impacts to the environment and to human rights, as well as the associated environmental and social risks to which our clients’ and our own assets are exposed. We are supporting the shift to a climate-smart world. Our climate strategy underlines our commitment to the SDGs on affordable and clean energy and on climate action. We regularly report on the implementation of our climate strategy and follow the TCFD recommendations on climate-related disclosures.

Both our firm’s approach to the environment and human rights and our commitment to our employees (as reflected in our human resources processes and policies) are overseen by the Board of Directors, notably by the CCRC. Within the parameters set by the CCRC, environmental and human rights issues at GEB-level are overseen by the Global ESR Committee. The CCRC regularly reviews the assessments and steps taken by the Global ESR Committee towards executing UBS’s human rights commitment and climate strategy.

→   Refer to “Our climate strategy” in the “Our governance and principles“ section and to the “ESR policy framework“ in the Appendix for more information

Management of environmental and social risks

We apply an ESR framework to identify and manage potential adverse impacts on the environment and to human rights, as well as the associated environmental and social risks to which our clients’ and our own assets are exposed to. UBS’s comprehensive ESR standards are aligned with the principles expressed in the UBS in society constitutional document, govern client and supplier relationships, and are enforced firm-wide.

We have set ESR standards in product development, investments, financing and for supply chain management decisions. As part of our due diligence process we engage with clients and suppliers to better understand their processes and policies and to explore how any environmental and social risks may be mitigated. We avoid transactions, products, services, activities or suppliers if they are associated with material environmental and social risks that cannot be properly assessed or mitigated.

Our ESR standards include the description of controversial activities and other areas of concern we will not engage in, or we will only engage in under stringent criteria, as outlined below. In 2018, we updated our ESR policy and tightened our coal-fired power standard.

Our standard risk, compliance and operations processes involve procedures and tools for identifying, assessing, reporting and monitoring environmental and social risks. These include client onboarding, transaction due diligence, product development and investment decision processes, supply chain management and portfolio reviews.

These processes are geared toward identifying clients, transactions or suppliers potentially in breach of our standards, or otherwise subject to significant environmental and human rights controversies. We use advanced data analytics on companies associated with such risks, integrated into our web-based compliance tool, before we enter into a client or supplier relationship or transaction. This significantly enhances our ability to identify potential risks. In 2018, 2,114 referrals were assessed by our ESR unit, of which 95 were rejected or not further pursued, 355 were approved with qualifications and 17 were pending.

→   Refer to the “ESR policy framework“ in the Appendix for more information

We will not do business if associated with severe environmental or social damage to or through the use of:	We will only do business under stringent criteria in the following areas:
– UNESCO world heritage sites – Wetlands, endangered species – High conservation value forests, illegal logging and use of fire – Child labor, forced labor, indigenous peoples’ rights

–   Soft  commodities:  palm  oil,  soy, timber, fish  and  seafood

–   Power  generation: coal-fired power  plants,  large  dams,  nuclear  power

–   Extractives:  hydraulic  fracturing,  oil  sands,  arctic  drilling,  coal  mining,  precious  metals, diamonds

Our business

Case studies on the management of environmental and human rights matters

Environmental and social risk in trade finance and commodity trade finance

Why is trade finance relevant?
Trade finance supports about 20% of world trade, playing a central role in facilitating the global trade of raw commodities and other goods. Commercial banks support importers, exporters and traders (for commodities) to secure or finance international transactions. Trade may be exposed to heightened environmental and social risks, especially when linked with extraction of raw commodities and / or specific projects. Depending on the type of the trade, such risks may arise for the producer, the exporter and / or the importer of traded goods – as well as for the bank providing the financing.

What do we do?
UBS enables buyers, sellers and traders to successfully trade goods and commodities, by guaranteeing deal performance through a variety of financial instruments. For example, in Commodity Trade Finance, UBS offers structured, short to mid-term loans that finance deals trading metals, energy, and soft-commodities between producers and end users. Recognizing the role that UBS pays in facilitating and growing global trade, UBS implements its environmental and social risk framework in the context of individual transactions.

How do we implement the ESR framework in trade finance, commodity trade finance?
ESR controls are part of the standard transaction due diligence processes. Based on our daily feed into the standard compliance tool, every transaction is checked against ESR. We use a risk-based approach. This means for commodity trade finance, we focus on the originator of the commodity. For trade finance, we focus on the counterparty and on projects that will use the goods involved, for example machinery produced by our client in Switzerland. This means we apply checks beyond our clients on all relevant counterparties in a transaction. We may ask additional questions to clarify the origin or the final use of the goods and we may approve or decline. With a fast moving underlying business (same day in and out), additional in-depth due diligence is limited on transactional level. It is however possible to perform enhanced due diligence during periodic Know Your Client reviews or with separate deep-dive reviews in between transactions, which we conduct on a periodic and ongoing basis.

Our contribution to “zero net deforestation” in soft commodity supply chains

Why are soft commodities such a hot topic?
It is estimated that more than 50% of tropical deforestation is due to the production of palm oil, soy, timber and beef. Deforestation and forest degradation can cause biodiversity to decline. Deforestation is, in fact, second only to the energy sector as a source of global greenhouse gas emissions and accounts for up to 20% of global emissions. Furthermore, as millions of people rely directly on forests for their livelihoods, deforestation continues to cause severe societal challenges, sometimes leading to violent conflict.

What is our commitment?
The magnitude of these impacts have led a group of international banks, among which UBS, to endorse the Soft Commodities Compact of the Banking Environment Initiative, which seeks to align banking standards with consumer goods companies that are committed to support the transformation of soft commodity supply chains and achieve zero net deforestation by 2020.

In addition, we are a member of the Roundtable on Sustainable Palm Oil (RSPO) and also joined their Complaints
Panel. This is a contribution to further enhance transparency and accountability of the sector and the RSPO.

What are our policy standards?
Transactions related to soft commodities trigger an enhanced due diligence and approval process. The objective of this process is to ascertain that operations of clients active in the soft commodities business are sustainable. To that effect UBS requires companies producing palm oil, soy or timber in markets at high risk of tropical deforestation to be publicly committed to achieving full certification of their production, by 2020, against the standards of recognized sustainability schemes, such as the RSPO, the Roundtable on Responsible Soy (RTRS), and the Forest Stewardship Council (FSC).

How do we execute our standards?
Before doing business with any company involved in soft commodity production or trading, our experts for environmental and social risk inquire how a company manages environmental and social challenges in its operations, as required by UBS’s standards for soft commodity production. Depending on the client and the type of transaction that UBS is confronted with, such as lending, trade finance, underwriting or advisory mandates, due diligence may involve desk research and interaction with the companies, external experts, as well as global and local non-governmental organizations. Depending on the results, this can lead to a variety of actions, from requiring the client to certify its production or trading processes against the standards of relevant sustainability schemes, to declining to do business with the client.

Case studies on the management of environmental and human rights matters

Case study: Non-compliance with the standards of the RSPO

Why is palm oil such a hot topic?
It is estimated that more than 50% of tropical deforestation is due to the production of palm oil, soy, timber and beef. Deforestation and forest degradation can cause biodiversity to decline. Deforestation is, in fact, second only to the energy sector as a source of global greenhouse gas emissions and accounts for up to 20% of global emissions. Furthermore, as millions of people rely directly on forests, deforestation continues to cause severe societal problems, sometimes leading to violent conflict.

What do we do?
Before doing business with any company involved in palm oil production or trading, our experts for environmental and social risk inquire how a company manages environmental and social challenges in its palm oil operations, as required by UBS’s standards for palm oil production. Depending on the client and the type of transaction that UBS is confronted with, for example lending, trade finance, underwriting or investment banking advisory mandates, due diligence may involve desk research and interaction with the companies, external experts, as well as global and local non-governmental organizations. Depending on the results, this can lead to a variety of actions, from requesting the client to certify its production or trading processes against the standards of the RSPO to declining to do business with the client.

How does our ESR approach impact a particular case?
UBS negotiated the commencement of a relationship with a corporate client whose activities also included the palm oil business. At that point the corporate entity was not a member of the RSPO, which is a requirement under the respective UBS standard. UBS therefore agreed to a conditional onboarding of the corporate entity under the condition that it adhered to the RSPO within a predefined time period. After the agreed period had passed without the client taking the necessary steps, UBS exited the relationship.

Our business

In-house environmental management

Introduction

Our environmental program has a history of more than 20 years and encompasses investments in sustainable real estate and efficient information technology, energy and water efficiency, paper and waste reduction and recycling, the use of environmentally friendly products, such as renewable energy or recycled paper, and business travel and employee commuting reduction.

We manage our environmental program through an environmental management system, in accordance with the ISO 14001 standard. In 1999, we were the first bank to obtain this certification for our worldwide environmental management system. The management system covers the entire scope of UBS’s products, services and in-house operations that may give rise to an environmental impact. It is externally audited, on an annual basis with our last recertification taking place in 2017. Additionally, we have further developed our Environmental and Energy Management System in our European locations in order to be compliant with ISO 50001. We received the first ISO 50001 certification (energy management system standard) in 2017.

Our environmental indicators (energy, waste, water, travel and paper) and related greenhouse gas (GHG) emissions data are externally verified on the basis of ISO 14064 standard. These comprehensive audits confirm that appropriate policies and processes are in place to manage environmental issues, and that they are executed in day-to-day practice.

→   Refer to the Appendix for both certificates

Targets

To continuously improve our environmental performance, we set quantitative targets related to our environmental indicators (energy, waste, water, travel and paper) since 2006. The current quantitative objectives have 2004 or 2016 as a baseline and 2020 as target year.

GHG emissions

In line with our climate strategy, which we established in 2006 and expanded over the past decade, we aim to reduce our GHG footprint by 75% compared to 2004 until 2020.

Our strategy to reduce GHG emissions is based on increasing energy efficiency, replacing fossil-fuel-based heating system with renewable heating systems and increase the share of renewable energy. In various branches in Switzerland we replaced oil heating systems with geothermal heat pumps or district heating using heat from waste incineration plants.

In 2018, we further reduced UBS’s GHG footprint by 11%, or 14% per full-time employee, year on year, a total reduction of 63% from baseline year 2004.

Our Greenhouse Gas (GHG) footprint

Energy consumption

Energy consumption reached an all-time low in 2018. This was achieved by implementing our Group-wide real estate strategy, which includes:

–   Consolidating work space in larger and more energy-efficient buildings with alternative workplace concepts, resulting in a smaller, less energy-intense real estate footprint of our operations;

–   Investing in energy-efficient infrastructure, such as obtaining green building certifications (Leadership in Energy and Environmental Design, LEED, or similar) for our flagship buildings and;

–   Implementing established energy reduction measures, such as optimizing heating, air-conditioning and lighting controls in the buildings we occupy.

In 2018, we reduced our energy consumption by 12% compared to 2016 and 25% compared to 2012. In addition to reducing our energy consumption we also put a special focus on long-term sustainability in investing in building certifications.

LEED is a very well-known and widely spread standard across the globe. In the US we maximize our efforts to renovate each building after this standard. Across our global building portfolio, 13 projects achieved LEED certification in 2018.

We are proud to have achieved a LEED Platinum certification for our global head office (in Zurich), a historic building over 100 years old and listed under protection. Although the renovation restrictions were very complex and demanding, we were able to reduce our energy consumption by 30% thanks to a strong insulation of the building envelope, waste heat recovery, implementation of a sophisticated sensor system for optimal regulation and an efficient LED lighting. Thanks to a strict environmental management concept during construction time, negative impact on air, water and noise was reduced. We were conscious about resources, therefore 85% of the construction material was recycled, local materials were used and almost 90% of the implemented wood is FSC-certified. Good indoor air quality is ensured by using environmentally friendly and low-emitting building materials.

Environmental targets and performance in our operations1

	GRI[2]	2018	Target 2020	Baseline	% change from baseline	Progress / Achievement[7]	2017	2016

Total net greenhouse gas emissions (GHG footprint) in t CO2e3	305	131,960	-75%	360,501[4]	-63.4	l	147,757	165,975
Energy consumption in GWh	302	584	-5%	661[5]	-11.7	l	627	661
Share of renewable electricity	302	59.2%	100%	27.7%[4]	113.7	l	56.0%	55.6%
GHG offsetting in % of business air travel emissions	305	100%	100%	0[4]	100	l	100%	100%
Paper consumption in kg per FTE[6]	301	91	-5%	114[5]	-20.2	l	95	114
Share of recycled and FSC paper	301	79.8%	90%	89.5%[5]	-10.8	l	90.8%	89.5%
Waste in kg per FTE[6]	306	175	-5%	206[5]	-15.0	l	203	206
Waste recycling ratio	306	50.8%	60%	54.1%[5]	-6.2	l	55.0%	54.1%
Water consumption in m m3	303	0.79	-5%	0.96[5]	-17.7	l	0.87	0.96

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = giga watt hour; kWh = kilo watt hour; km = kilometer; kg = kilogram; m m3 = million cubic meter; t = tonne

1 Detailed environmental indicators are available on the internet at www.ubs.com/environment. Reporting period 2018 (1 July 2017-30 June 2018).    2  Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).   3  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal).    4  Baseline year 2004    5  Baseline year 2016    6  FTEs are calculated on an average basis including contractors    7  Green: on track; Amber: improvements required

Our business

Actions include investing in energy-efficient infrastructure:

–   In Taiwan we replaced the T8 lighting tubes with LED in late 2017. This lighting retrofit will be expected to save total 36,000 kWh and USD 2,800 per year. We are striving for a strong reduction in energy consumption and we achieved 11% energy reduction after the lighting retrofit in our Taipei office.

–   With the help of energy audits and inspections we identify optimizations on technical equipment such as heating, cooling, ventilation and lighting. In Basel for example, adjustment of running time, temperature levels and improvement on the assets resulted in savings of more than 1,000,000 kWh, which is around 20% of the building consumption.

–   In 2018, at the Lincoln Harbor campus in Weehawken / New Jersey our passenger elevators were upgraded to regenerative drives, resulting in annual energy savings of 42% or 66,000 kWh and USD 9,300 savings annually. Other projects at this campus included an upgrade of critical electrical infrastructure, LED lighting installations, new fan arrays and a chiller plant optimization project.

Energy consumption and related greenhouse gas emissions time series

Renewable energy

With an aim to strengthen our commitment to limit the effects of climate change and enable the transition to a low-carbon economy, we joined the RE100 initiative in September 2015. This initiative urges the world’s most influential companies to use only renewable electricity. By 2020, we will source 100% of our electricity from renewable sources, which will contribute to reduce our greenhouse gas footprint by 75% compared to 2004 level.

Where possible we try to produce our own renewable electricity on buildings we occupy. We installed our first photovoltaic plant in Southern Switzerland more than 20 years ago. Since then we have continuously built additional plants in Lausanne, Geneva, Basel, London, Milano and on our data center in Zurich. Last year, the roof of our office in South Africa was covered with photovoltaic panels.

In 2018, 59% of UBS’s worldwide electricity consumption was sourced from renewable energy. We have already been sourcing electricity from 100% renewable sources in Switzerland since 2007, in Germany since 2012, in the UK, Luxembourg and Austria since 2016 (mainly hydropower and wind power). In 2018, Monaco and our key locations in the US started sourcing renewable energy.

Share of renewable electricity time series

Business travel and offsetting CO2 emissions

To address our objectives to reduce our CO2 emissions in business travel, we encourage our employees to choose alternatives to air travel, such as high-speed rail, and to use video-conferencing technology instead of travelling. Since 2007, we have been offsetting all our CO2 emissions from business air travel. Projects we selected meet the requirements of the Gold Standard for voluntary emissions reductions.

We also support the shift to electric mobility and expanded our e-charging stations in Switzerland in 2018. This gives our employees and clients the opportunity to charge their electric or hybrid cars with renewable energy.

In Q3 2018, the Americas region partnered with United Parcel Service (UPS) to implement a carbon-neutral agreement. Through the agreement, UBS will offset 100% of its scope three carbon dioxide emissions resulting from business-related mail and deliveries in the United States.

Paper

Overall, our total paper consumption is at an all-time low. Of all our paper consumption, 34% is copier or printer paper, 35% is used for client output, 20% are publications and the rest are various paper products.

Our ongoing efforts to push electronic output for UBS Switzerland AG have driven a substantial reduction of paper use. Over the past few years, multiple initiatives aimed to make digital output the default channel for our clients. This change has been well received and allowed us to cut pages printed from 169 million in 2017 to 136 million in 2018 – a reduction of more than 15%. This trend is set to continue, with further cuts of
20 million pages expected next year, bringing total output down to around 30% below 2017 volumes.

Globally, around 80% of all paper consumption was from recycled or FSC-certified sources and we have been sourcing paper from sustainable sources since 2006.

Our business

Paper consumption time series

Waste and recycling

Globally, UBS has been working to implement a variety of strategies in order to reduce waste and increase the amount of products reused and recycled. In Lincoln Harbor, the continued use of digesters has allowed us to divert 107,000 kilograms of food waste from landfill annually, while eliminating the cost and GHG emissions associated with transporting the waste. In an office building in Connecticut, the removal of liners in deskside trash bins is expected to remove 28,000 plastic bags from the waste stream per year. The continued implementation of binless offices in many larger locations has helped us reduce the waste per employee by 15% since 2016. In 2018, 51% of waste produced in UBS locations was recycled.

Plastic pollution has become a global topic because of its negative impact on the environment. We are actively working around the globe to find appropriate solutions for all kind of offices. In Luxembourg, we are running the first staff restaurant in the country with a Zero Plastic Concept. This means all plastic has been replaced by glass recipients (e.g., for muesli, fruit, salads, smoothies). Take-away lunches are available in returnable green boxes.

In Hong Kong we rolled out “Zero Plastic” initiatives to reduce the plastic consumption in our office operation. We removed all plastic bottles from the vending machine. All drinks served are cans or glass bottles only. We use reusable cutlery in most events and we also offer reusable cutlery in pantries to avoid taking plastic cutlery from take-away. Also, plastic straws were removed and paper straws will be served only when requested. Total plastic bottle waste was reduced by 20% after the implementation of these initiatives.

As a result of a waste program assessment at our Panama City office, management removed all single-use paper and plastic cups, eliminating a waste stream and thereby reducing the site’s carbon footprint.

Waste generation time series

Water

As one of the world’s most valuable goods, water has been on the UBS agenda since the beginning of our environmental program. In our building projects we implement water-saving fittings and other measures to reduce consumption, e.g., in our headquarter in Zurich we collect rainwater for the irrigation of our plants. We reduced our water consumption by 18%, compared to 2016.

Reporting standards and methodologies

UBS’s environmental and GHG reporting is intended to comply with the voluntary reporting requirements of the GRI Standards. Our GHG reporting has been prepared in accordance with the key concepts and requirements stated by the International Organization for Standardization in ISO 14064-1 (Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals) and by World Business Council for Sustainable Development / World Resources Institute in the Greenhouse Gas Protocol, Corporate Accounting and Reporting Standard.

Our firm’s environmental and GHG reporting has been prepared based on a reporting year of 1 July to 30 June. This is different from UBS’s financial reporting period (1 January to
31 December).

All GHG emission figures are in tons of carbon dioxide equivalents (CO2e) and include three of the six greenhouse gases covered by the Kyoto Protocol – carbon dioxide (CO2), methane (CH4), and Nitrous oxide (N2O). Hydrofluorocarbons (HFCs) emissions have been omitted from our reporting as they are not a material source of greenhouse gases for the business. There are no GHG sources contributing to perfluorocarbons (PFCs) and sulphurhexafluoride (SF6) emissions.

The GHG emissions associated with the activities have been determined on the basis of measured or estimated energy and fuel use, multiplied by relevant GHG emission factors.

Where possible fuel or energy use is based on direct measurement, purchase invoices or actual mileage data, in other cases it has been necessary to make estimations.

Published national conversion factors and Global Warming Potentials (GWPs) were used to calculate emissions from operations. In the absence of any such national data, “UK Government GHG Conversion Factors for Company Reporting” have been used for the calculation of GHG emissions.

The GHG base year was set as 2004 (July 2003 to June 2004) as this was the first year UBS reported detailed GHG emissions verified according to ISO 14064. The 2004 GHG footprint baseline is 360,502 tons and consists of 41,858 tons scope 1, 219,727 tons net scope 2, and 98,918 tons scope 3 emissions. The appropriateness of the base year is reviewed on an annual basis. In 2006, we first set global quantitative objectives for energy, paper, waste and water until 2009. They were revised and extended three times so far and covered the periods 2009 until 2012 and 2012 until 2016. The current quantitative objectives have 2016 as a baseline and 2020 as target year.

Our business

Environmental indicators1

		2018[2]			2017[2]	2016[2]
	GRI[3]	Absolute normalized[4]	Data quality[5]	Trend[6]	Absolute normalized[4]	Absolute normalized[4]
Total direct and intermediate energy consumption[7]	302	584 GWh	***	æ	627 GWh	661 GWh
Total direct energy consumption[8]	302	60 GWh	***	â	68 GWh	73 GWh
natural gas		88.0%	***	à	84.8%	86.9%
heating oil		7.9%	***	â	10.4%	8.8%
fuels (petrol, diesel, gas)		3.7%	***	â	4.4%	3.9%
renewable energy (solar power, etc.)		0.4%	***	ä	0.4%	0.4%
Total intermediate energy purchased[9]	302	524 GWh	***	æ	559 GWh	588 GWh
electricity		457 GWh	***	æ	491 GWh	527 GWh
electricity from gas-fired power stations		13.9%	***	æ	15.2%	15.9%
electricity from oil-fired power stations		2.3%	***	æ	2.5%	2.6%
electricity from coal-fired power stations		16.5%	***	à	16.7%	15.9%
electricity from nuclear power stations		8.2%	***	â	9.6%	10.0%
electricity from hydroelectric power stations		35.6%	***	à	34.6%	33.5%
electricity from other renewable resources		23.5%	***	ä	21.4%	22.0%
heat (e.g., district heating)		67 GWh	**	à	68 GWh	61 GWh
Share of electricity from renewable sources	302	59%	***	à	56%	56%
Total business travel		532 m Pkm	***	æ	579 m Pkm	694 m Pkm
rail travel[10]		2.2%	***	á	1.9%	1.8%
road travel[10]		1.0%	***	â	1.6%	1.4%
air travel		96.8%	***	à	96.4%	96.8%
Number of flights (segments)		246,107	***	â	250,743	296,234
Total paper consumption	301	5,852 t	***	à	5,866 t	7,077 t
post-consumer recycled		14.1%	***	æ	14.9%	14.1%
new fibers FSC[11]		65.7%	***	â	75.9%	75.5%
new fibers ECF + TCF[11]		20.2%	***	á	9.2%	10.3%
new fibers chlorine-bleached		0.04%	**	â	0.07%	0.13%
Total waste	306	11,252 t	***	â	12,543 t	12,858 t
valuable materials separated and recycled		50.8%	***	æ	55.0%	54.1%
incinerated		16.0%	***	æ	16.9%	18.6%
landfilled		33.2%	**	ä	28.1%	27.4%
Total water consumption	303	0.79 m m3	**	à	0.87 m m3	0.96 m m3
Greenhouse Gas (GHG) Emissions in CO2e	305
Direct GHG emissions (Scope 1)[12]		11,522 t	***	â	13,305 t	14,154 t
Gross indirect GHG emissions (Gross Scope 2)[12]		150,957 t	***	æ	161,349 t	185,026 t
Gross other indirect GHG emissions (Gross Scope 3)[12]		71,389 t	***	æ	76,763 t	91,276 t
Total Gross GHG Emissions		233,868 t	***	æ	251,417 t	290,456 t
GHG reductions from renewable energy[13]		51,742 t	***	ä	49,247 t	57,425 t
CO2e offsets (business air travel)[14]		50,166 t	***	æ	54,412 t	67,056 t
Total Net GHG Emissions (GHG Footprint)[15]		131,960 t	***	â	147,757 t	165,975 t

Legend: GWh = giga watt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million; CO2e = CO2 equivalents

1 All figures are based on the level of knowledge as of January 2019.   2  Reporting period: 2018 (1 July 2017 – 30 June 2018), 2017 (1 July 2016 – 30 June 2017), 2016 (1 July 2015 – 30 June 2016)   3  Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).    4  Non-significant discrepancies from 100% are possible due to roundings.    5  Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.     6  Trend: at a *** /**/ * data quality, the respective trend is stable (à) if the variance equals 5/10/15%, low decreasing/increasing (æ,ä) if it equals 10 /20/30% and decreasing/increasing if the variance is bigger than 10/20/30% (â,á).    7  Refers to energy consumed within the operational boundaries of UBS.    8  Refers to primary energy purchased that is consumed within the operational boundaries of UBS (oil, gas, fuels).    9  Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).    10  Rail and road travel: Switzerland only.    11  Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.    12  Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for GHG reporting: scope 1 accounts for direct GHG emissions by UBS; gross scope 2 accounts for indirect GHG emissions associated with the generation of imported/purchased electricity (grid average emission factor), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal.   13   GHG savings by consuming electricity from renewable sources  14  Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emission from our business air travel. 15 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

Environmental indicators per full time employee

	Unit	2018	Trend	2017	2016
Direct and intermediate energy	kWh / FTE	9,080	â	10,151	10,604
Business travel	Pkm / FTE	8,272	â	9,377	11,141
Paper consumption	kg / FTE	91	à	95	114
Waste	kg / FTE	175	â	203	206
Water consumption	m3 / FTE	12.3	â	14	15.3
CO2 footprint	t / FTE	2.05	â	2.39	2.66

Legend: FTE = full-time employee; kWh = kilo watt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton

Note: FTEs are calculated on an average basis including FTEs that were employed through third parties on short term contracts.

Our business

Responsible supply chain management

We embed environmental and social standards into our sourcing and procurement activities. Our responsible supply chain management (RSCM) framework is based on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environment, health and safety and anti-corruption, in line with our commitment to the UN Global Compact and the UBS in society constitutional document.

In 2018, remediation measures were requested for 60 suppliers that provide UBS with goods and services with high risk. Improving their adherence to UBS’s RSCM standards has a potentially high positive impact.

Committing suppliers to comply with our standards

We aim to reduce negative environmental and social effects of the goods and services UBS purchases  and we engage with suppliers to promote responsible practices. A firm-wide RSCM guideline has provided systematic assistance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our direct suppliers are bound by contract. The standard defines our expectations towards suppliers and their subcontractors regarding legal compliance, environmental protection, avoidance of child and forced labor, non-discrimination, remuneration, hours of work, freedom of association, humane treatment, health and safety and anti-corruption issues and a whistleblowing mechanism to support and protect employees.

→   Refer to the “Our documents” page on www.ubs.com/insociety  to download the Responsible Supply Chain Standard in various languages

Identifying, assessing and monitoring high-impact suppliers

The RSCM framework includes an impact assessment of newly sourced goods and services, which takes into account potential negative environmental and social impacts along the lifecycle of a product or a service, and all purchased goods and services are categorized accordingly.

We identify high-impact suppliers when establishing new contracts or renewals based on the suppliers’ provision of goods and services that have either a substantial environmental and social impact or are sourced in markets with potentially high social risks. Such high-impact suppliers are requested to fulfill further requirements towards product and service provision and are assessed against the UBS Responsible Supply Chain Standard. If this assessment reveals any non-compliance with our standard, UBS defines and agrees, together with the supplier, on specific improvement measures, which we monitor. Lack of improvement may lead to the termination of the supplier relationship. We also regularly screen active suppliers as part of our environmental and social risk control processes.

Suppliers of potentially high-impact goods or services are requested to conduct a self-assessment on their responsible management practices and to provide corresponding evidence. Actual and potential negative impacts that are considered in the impact assessment of purchased goods and services include:

–   Adverse environmental impacts due to inefficient use of resources (e.g., water, energy, biomass) and emissions during the lifecycle of the product

–   Hazardous substances, emissions, pollutants and limited recyclability of products, adversely affecting people and the environment

–   Unfair employment practices, such as low wages, excessive overtime, absence of occupational health and safety measures

–   Risks for consumer health and safety

–   Procurement and use of materials with a strongly negative environmental and / or social impact

–   Insufficient management of subcontractors regarding sustainability aspects

In 2018, 224 suppliers were classified as suppliers that provide UBS with goods or services with potentially high impacts, both newly sourced as well as ongoing engagements, which are regularly re-assessed. 27% of these suppliers were considered as in need of improving their management practices. Specific remediation actions were agreed with all of them and the implementation progress has been closely monitored.

In 2018, no UBS supplier relationship was terminated as a result of RSCM assessments. This can partly be related to the fact that we assess the supplier’s potential risks before entering into a contract with them.

Combating financial crime

We take a rigorous risk-based approach in our commitment to combating money laundering, corruption and terrorist financing and we have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. We have developed extensive policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets.

We annually assess the money laundering, bribery and corruption, and sanctions risks associated with all our business operations against our control framework, and take actions to further mitigate that risk.

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards for policies on preventing money laundering and terrorist financing, and on Know Your Client principles. The Wolfsberg Group brings together banks globally at its annual forum and regional reach-out meetings focused on anti-money laundering (AML) topics and works on guidance papers in key areas of AML.

Together with the other members of the Wolfsberg Group we work closely with the Financial Action Task Force (FATF), an inter-governmental body that helps develop national and international policies on preventing money laundering and terrorist financing through consultation with the private sector. UBS adopts the global FATF standards with respect to record keeping.

Monitoring

We apply strict Know Your Client rules and use advanced technology to help identifying suspicious transaction patterns and compliance risk issues (for an example of a pertinent data source helping us with the latter, see http://factiva.com/en/cp/collateral/files/djwl_brochure_en.pdf). We continue to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program.

Our framework requires any suspicious activities to be promptly escalated to independent control units and external authorities, as required by law. UBS’s monitoring framework covers risk-based transaction monitoring, real-time screening and retroactive searches. The UBS AML monitoring framework is established in accordance with the Monitoring Screening and Searching Wolfsberg Statement and is reviewed on an annual basis.

→   Refer to the “Our governance and principles” section for information on combating financial crime governance and policies

Our business

Ratings and recognitions

In 2018, UBS continued to gain industry recognition for its commitment to improving performance under ESG criteria and for its efforts in offering clients world-class expertise and sustainable products. For the fourth year running, UBS was named the best performer in the Diversified Financial Services and Capital Markets Industry of the Dow Jones Sustainability Index (DJSI), the most widely recognized corporate sustainability rating. MSCI ESG Research upgraded UBS for the second year running, to an AA rating, while Sustainalytics ranked UBS as an industry leader.

Ratings and recognitions1

Ratings and recognitions	Scope	UBS result
Dow Jones Sustainability Indices (DJSI)	Environmental, social and governance (ESG) performance	Industry leader Index member of DJSI World and DJSI Europe
CDP	Climate change	Climate A List
Sustainalytics	ESG performance	Leader score within our industry 96th percentile ranking
MSCI	ESG performance	AA rating Top three among primary peer group[2]
ISS-oekom	ESG performance	Corporate responsibility prime status
FTSE4Good Index	ESG performance	Index member
Euromoney Private Banking Survey 2018	Philanthropic advice	Winner
Euromoney Private Banking Global Award 2018	SRI / Social impact investing	Winner
PWM/The Banker Global Private Banking Awards 2018	Sustainable and impact investing	Winner
GRESB Real Estate, Debt and Infrastructure assessments	Sustainability performance of real asset portfolios worldwide

Submission of 21 of REPM’s (Real Estate & Private Markets) flagship funds (across real estate equity, real estate debt and infrastructure globally), representing 96% of REPM’s direct pooled assets under management. Seven real estate funds and two infrastructure funds achieved
5-star status, the highest recognition available.

Principles for Responsible Investment (PRI) Assessment Report 2018	Strategy and governance module	A+ grade
Italian SRI Awards 2018	SRI	Best SRI ETF 2018 for MSCI EMU Socially Responsible UCITS ETF

Ratings and recognitions  (continued)

Ratings and recognitions	Scope	UBS result
United States of America Chamber of Commerce Foundation Best Economic Empowerment Program Award	Community investment	Finalist
Corporate Philanthropy Award (Japan Philanthropy Association)	Community investment	Winner
Top NatWest WISE100 women	Community investment	Inclusion in list of Sarah Payne (Community Affairs EMEA)
Global Good Awards	Community investment	Silver Award in the Best Education Project category for UBS’s 10 year partnership with The Bridge Academy
Charity Times Awards (UK)	Community investment	Winner – Best Social Investment Initiative for Stepping Stones fund
Global Donors Forum	Community investment	Winner – Legacy of Philanthropy Award for flagship partnership with The Bridge Academy
ABSL Diamonds Gala (Poland)	Community investment	Best CSR Program in 2018
World’s Most Attractive Employers (Universum)	Human resources	Top 50
Working Mums (UK)	Diversity and inclusion	Best for Returners Award for UBS Career Comeback Program
Bloomberg Gender-Equality Index	Diversity and inclusion	Index member, 4th consecutive year
eFinancialCareers	Human resources	8th for Global Ideal Employers, 6th for Global Female Ideal Employers, 6th for Global Banking Ideal Employers, 5th for APAC Ideal Employers, 6th for Europe Ideal Employers

1 All information provided is as of 31 December 2018.  2  As defined in the UBS Compensation Report 2018

Our business

External commitments and memberships

Corporate responsibility & sustainability

–   UN Environment Programme Finance Initiative (UNEP FI – member since 1992)

–   Principles for Responsible Investment (PRI – Asset Management signatory since 2009)

–   Swiss Sustainable Finance (SSF – member since 2015)

–   UN Global Compact (signatory since 2000)

–   Global Compact Network Switzerland (member since 2011)

–   Global Impact Investing Network (GIIN – member since 2011)

–   Sustainable Finance Geneva (member since 2012)

–   Association for Environmental Management and Sustainability in Financial Institutions (VfU – member since 1996)

–   Swiss Better Gold Association (member since 2014)

–   Business in the Community (co-founding member in 1988)

–   Institute of Business Ethics (IBE – subscriber since 1987)

–   Conference Board (CR&S Council – member since 2014)

–   USSIF  (member since 2015)

–   CSFI (member since 2015)

Human rights

–   Thun Group of Banks (founding participant in 2011 and convener)

–   University of Zurich Competence Center for Human Rights (UZHR – member of advisory board since 2010)

–   Swiss Center of Expertise in Human Rights (SCHR – member of advisory board since 2010)

–   European Bankers Alliance (member since 2015)

Environment & climate

–   CDP (founding signatory in 2002)

–   UNEP FI working group on TCFD recommendations (founding member of working group in 2017)

–   Banking Environment Initiative’s and Consumer Goods Forum’s Soft Commodities Compact (member since 2013)

–   Roundtable on Sustainable Palm Oil (RSPO – member since 2012)

–   Zurich Energy Model (founding member in 1987)

–   Swiss Energy and Climate Summit (Premium Partner since 2013)

–   RE100  (member since 2015)

Transparency & reporting

–   Global Reporting Initiative (user of GRI reporting framework since reporting year 2008)

–   SASB (Sustainability Accounting Standards Board, member of board of directors since 2013)

–   ISO 14001 certified Environmental Management System (since 1999)

–   ISO 50001 certified Energy Management System (since 2017)

–   ISO 14064-certified Greenhouse gases (since 2004)

Other

–   Wolfsberg Group (founding member in 2000)

–   European Venture Philanthropy Association (EVPA – member since 2007)

–   Global Apprenticeship Network (GAN – member since 2013)

Our employees

Our employees’ skills, experience and commitment are key to delivering on our business strategy. Our HR strategy therefore seeks to hire, develop and engage employees at all levels who have the diverse backgrounds and capabilities to advise our clients, develop new products, manage risk and adapt to evolving regulations. We invest in our employees and promote initiatives intended to build engagement and a cohesive, collaborative culture.

Having a strong culture is vital to our sustained success. In 2013, we introduced the three keys to success – our Pillars, Principles and Behaviors. They help us achieve our vision and execute our strategy, underpinning how we work together and influencing everything we do. Since then, we have continuously focused on embedding our core values more deeply into the identity of the firm.

Our ongoing success in increasing diversity and inclusion across the firm is part of our culture. Workforce diversity is a business imperative for us, because, in our experience, teams with diversity in gender, race, age, ethnicity, education, background, sexual orientation and other aspects better understand and relate to our equally diverse clients’ needs. Likewise, diversity of thought, opinion and experience helps us make better decisions and drives innovation, while an inclusive work environment attracts high-quality people and makes the firm a better place to work. Our HR policies and procedures underscore our commitment to a diverse and inclusive workplace, with equal opportunities for all employees.

We aim to be an employer of choice, with our values embedded in all of our people management practices. We offer competitive benefits to all employees, which include insurance, pension, retirement and personal leave, aligned with local market practices. These benefits often go beyond legal requirements or market practice, and we regularly review them to ensure they meet our employees’ needs. These benefits often go beyond legal requirements or market practice, and we regularly review them to confirm that they meet our employees’ needs. For example, our Family Care Leave policy in the US and Puerto Rico offers employees four paid weeks of leave per year to care for a relative with a serious health condition. Two years ago, we also increased our paternity leave options in Switzerland. Beyond their current 10-day paid leave, new fathers in Switzerland can either take up to four weeks of unpaid leave or reduce their workload to 80% for up to six months. Eligible employees in the UK can request Shared Parental Leave, an initiative that adds flexibility and equality to the traditional set-up of maternity leave.

At UBS, all new parents can take paid time off after the birth or adoption of a child. Our parental leave policies meet the legal standards in all locations and exceed them in most. We also support flexible working arrangements, including telecommuting, homeworking, part-time roles, job sharing and partial retirement.

Our employees

A wide range of resources are available to help employees navigate work-life issues and personal challenges. Assistance programs in every region offer support and counseling for challenges such as illness, conflict, bereavement, psychological health and elderly care. We offer redeployment and outplacement initiatives in every region to help employees find new roles, and we have clear policies and processes for handling redundancies. As an example, when job losses occur in the Swiss labor market due to restructuring, we offer affected employees access to our COACH process. This process supports employees in finding a new position in the Swiss labor market, internally or externally.

Our Code of Conduct and Ethics is the basis for all HR policies, guidelines and procedures. It includes a commitment to the health and safety of employees and external staff.

The UBS workforce in 2018

UBS reports in depth on its global workforce to enable a broad range of stakeholders to form a detailed picture of its philosophy and priorities as a high-quality employer and corporate citizen. Our reporting covers the key statistics relevant to full- and part-time employees at all career stages, as well as basic data about external staff who together rely on us to provide a safe, respectful, collaborative workplace.

Our workforce at a glance1

As of 31 December 2018, we had 66,888 employees (full-time equivalents/FTEs), 5,635 FTEs more than in 2017. This included Swiss apprentices on three-year limited contracts who received equivalent benefits to permanent employees. An additional 2,519 FTEs were employed through third parties on short-term contracts to fill positions on an interim basis.

–   Also, a total of 26,328 external staff (by Physical Active Count/PAC) were active at the end of 2018, primarily in technology, operations and premises-related roles. Not all would have been onsite at any one time.

–   Our UBS-BSC employee population grew by 3,115 in 2018 through hiring or insourcing.

–   Switzerland is our largest cross-border importer of employees from other countries; Germany is our largest cross-border exporter.

–   1,335 employees changed business divisions in 2018; 554 changed regions.

UBS employees 2018 – by the numbers

To give the most accurate view of our global and diverse workforce, HR reporting considers a person (working full time or part time) as one headcount. This accounts for the total UBS employee number of 68,338 as of 31 December 2018 (versus 62,558 as of 31 December 2017). These numbers exclude staff from UBS Card Center, Hotel Seepark Thun, Wolfsberg and also the Widder Hotel (which was sold in mid-2018). The following tables are all reported on this basis, unless otherwise specified. The percentages in the tables may not total 100 due to rounding.

→   Refer to “Employees” in the “Our strategy, business model and environment“ section for more information

1  All data was calculated on/as of 31 December 2018, unless otherwise noted.

UBS employees: full-time and part-time employees

Employees: full time / part time
	31.12.2018		31.12.2017
	Number	%	Number	%
Male
Full Time	40,298	96%	36,781	96%
Part Time	1,475	4%	1,380	4%
Total	41,773	100%	38,161	100%

Female
Full Time	22,709	85%	20,650	85%
Part Time	3,856	15%	3,747	15%
Total	26,565	100%	24,397	100%
Grand Total	68,338		62,558

UBS employees: permanent and “limited employment period” employees (by gender and by region)

Employees: employment term / region
	31.12.2018		31.12.2017
	Number	%	Number	%
Americas
Permanent	21,563	100%	21,032	100%
Limited Term	0	0%	0	0%
Total	21,563	100%	21,032	100%

APAC
Permanent	12,095	100%	8,987	99%
Limited Term	38	0%	58	1%
Total	12,133	100%	9,045	100%

EMEA
Permanent	12,960	100%	11,433	100%
Limited Term	0	0%	1	0%
Total	12,960	100%	11,434	100%

Switzerland
Permanent	20,466	94%	19,750	94%
Limited Term	1,216	6%	1,297	6%
Total	21,682	100%	21,047	100%
Grand Total	68,338		62,558

Employees: employment term / gender
	31.12.2018		31.12.2017
	Number		Number
Male
Permanent	41,052	98%	37,372	98%
Limited Term	721	2%	789	2%
Total	41,773	100%	38,161	100%

Female
Permanent	26,032	98%	23,830	98%
Limited Term	533	2%	567	2%
Total	26,565	100%	24,397	100%
Grand Total	68,338		62,558

Our employees

UBS employees: external hires

External hires by age group
	31.12.2018		31.12.2017
	Number	%	Number	%
Under 30	5,722	43%	4,469	45%
Between 30 and 50	6,928	52%	4,820	49%
Over 50	599	5%	592	6%
Grand Total	13,249	100%	9,881	100%

External hires by gender
	31.12.2018		31.12.2017
	Number	%	Number	%
Male	8,154	62%	5,748	58%
Female	5,095	38%	4,133	42%
Grand Total	13,249	100%	9,881	100%

External hires by region
	31.12.2018		31.12.2017
	Number	%	Number	%
Americas	2,959	22%	2,601	26%
APAC	4,207	32%	2,746	28%
EMEA	3,062	23%	2,184	22%
Switzerland	3,021	23%	2,350	24%
Grand Total	13,249	100%	9,881	100%

UBS employees: employee turnover

Turnover by age group
	31.12.2018	31.12.2017
	%	%
Under 30	18%	19%
Between 30 and 50	11%	12%
Over 50	9%	10%
Grand Total	12%	13%

Turnover by gender
	31.12.2018	31.12.2017
	%	%
Male	12%	13%
Female	12%	13%
Grand Total	12%	13%

Turnover by region
	31.12.2018	31.12.2017
	%	%
Americas	11%	11%
APAC	14%	16%
EMEA	13%	16%
Switzerland	11%	12%
Grand Total	12%	13%

Note: The turnover rate is calculated by dividing the number of employees (in FTE) who left by the average number of employees (in FTE) over the full year period.

UBS employees: age group

Employees by age group
	31.12.2018	31.12.2017
	%	%
Under 30	20%	19%
Between 30 and 50	59%	59%
Over 50	21%	22%
Grand Total	100%	100%

Our employees

UBS employees: employee category (rank group)

Distribution by employee category and gender
	31.12.2018		31.12.2017
	Number	%	Number	%
Officers (Director and above)
Male	18,514	75%	17,986	76%
Female	6,078	25%	5,651	24%
Total	24,592	100%	23,637	100%

Officers (other officers)
Male	15,465	61%	13,046	60%
Female	10,059	39%	8,716	40%
Total	25,524	100%	21,762	100%

Employee rank
Male	7,794	43%	7,129	42%
Female	10,428	57%	10,030	58%
Total	18,222	100%	17,159	100%
Grand Total	68,338		62,558

Distribution by employee category and age group
	31.12.2018		31.12.2017
	Number	%	Number	%
Officers (Director and above)
Under 30	126	1%	124	1%
Between 30 and 50	16,774	68%	16,272	69%
Over 50	7,692	31%	7,241	31%
Total	24,592	100%	23,637	100%

Officers (other officers)
Under 30	3,951	15%	3,276	15%
Between 30 and 50	17,507	69%	14,602	67%
Over 50	4,066	16%	3,884	18%
Total	25,524	100%	21,762	100%

Employee rank
Under 30	9,253	51%	8,280	48%
Between 30 and 50	6,231	34%	6,104	36%
Over 50	2,738	15%	2,775	16%
Total	18,222	100%	17,159	100%
Grand Total	68,338		62,558

UBS employees: average training days (gender)

Training by gender
	Average training days
	31.12.2018	31.12.2017
Female	1.83	2.34
Male	1.71	2.32
Grand Total	1.76	2.33

UBS employees: average training days (rank group)

Training by rank group
	Average training days
	31.12.2018	31.12.2017
Officers (Director and above)	1.88	2.64
Officers (other officers)	1.61	1.91
Employee rank	1.80	2.44
Grand Total	1.76	2.33

Note: In 2018, our UBS University team revamped its offering to better meet employee needs. New learning activities organized in a “skim, swim, dive“ concept allow employees to choose the depth of learning to meet their voluntary learning needs. We also improved the efficiency of mandatory trainings, reducing their duration as a result. These two initiatives led to a reduction in average training days.

UBS employees: parental leave taken

Parental leave taken (by gender)
	2018	2017
Male	2,196	1,907
Female	2,951	2,901
Total	5,147	4,808

All employees are entitled to take parental leave as indicated in their local HR policies. This table shows parental leave as recorded in the UBS HRi system; data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the 50+ countries in which we operate.

Our employees

Sustainability-related training and raising awareness

Overview

Throughout the year, we continued training and raising the awareness of employees, including with respect to embracing our Code of Conduct and Ethics (the Code). All employees have to confirm annually that they have read UBS’s key documents and policies, including the Code.

We actively engage in internal and external education and awareness raising on corporate responsibility and sustainability topics and issues. Through induction, education and broader awareness-raising activities, we ensure that our employees understand their responsibilities in complying with our policies and the importance of our societal commitments.

UBS in society

UBS promotes employees’ understanding of the goals and actions of UBS in society through a wide range of training and awareness-raising activities, as well as performance management. For example, in 2018, our program on sustainable investing was delivered to over 6,000 employees in our asset and wealth management businesses. In addition, employee volunteering activities across all regions help raise awareness of UBS in society and our sustainability goals.

General information is published on our intranet and on our UBS in society internet site.

→   Refer to the Appendix for the UBS in society management indicators (including training numbers)

Combating financial crime

Employees are required to undergo regular refresher training in issues relating to anti-money laundering, sanctions compliance and anti-corruption. This includes online training, awareness campaigns and seminars.

Web-based training modules are regularly refreshed to address compliance issues, including anti-corruption standards. Employees in specific areas also receive targeted training on client-related corruption, including the bank’s own corruption risks in relation to intermediaries, gifts and entertainment, or when major new developments require additional training.

→   Refer to “Combating financial crime” in the “Our business“ section for more information on our anti-money laundering and anti-corruption activities

Our communities

Overview

At UBS we are committed to addressing and overcoming disadvantage within our local communities. Our Community Affairs programs enable us to make a lasting impact by helping us achieve this commitment. Through successful and sustainable partnerships with non-profit organizations and social enter-prises, we make long-term investments into education and entrepreneurship. We provide strategic financial commitments and focused employee volunteering to drive change.

We believe every employee plays a role in ensuring a healthy and thriving future for our communities. That’s why UBS employees are provided two days annual paid leave to volunteer. Our focus on skills-based volunteering ensures that we are addressing issues within society that hinder sustainable growth and development.

→   Refer to www.ubs.com/insociety  for more information

Our contributions in 2018

Our Community Affairs framework is global in scope and delivers both community and business impact in each of the regions in which we operate. The globally mandated strategy is flexible in nature, and regional execution of the strategy ensures we are effectively aligning our programs to address local community issues and support business priorities. The impact of our Community Affairs program is driven primarily by both financial donations and hours volunteered by our employees (with a particular focus on skills-based volunteering).

UBS uses a global framework, based on the London Benchmarking Group’s (LBG) model, for measuring and reporting on our Community Affairs programs and investments. Use of the standardized model across our global strategy ensures that we are able to effectively focus our approach.

2018 in numbers

Our communities

–   Cash  – direct cash contributions from the firm, including support through its affiliated foundations in Switzerland and the UBS Anniversary Education Initiative and contributions to the UBS Optimus Foundation1

–   Time  – the cost to UBS of the time that employees spend on community programs during working hours. This is calculated by multiplying the number of volunteer hours during working time by the average hourly salary.

–   In-kind  – contributions of products, equipment, services and other non-cash items from the company to the community. For UBS, this is primarily the cost of providing company premises.

–   Management overheads – the cost associated with the firm’s Community Affairs function.

–   Community investment – long-term strategic involvement in community partnerships in the areas of education and entrepreneurship. 90% of UBS’s Community Affairs grants were made in these areas.

–   Commercial initiative – activities in the community, to support directly the success of the company, promoting its corporate brand identities and other policies, in partnership with charities and community-based organizations.

–   Charitable gifts – intermittent support to a wide range of good causes in response to the needs and appeals of charitable and community organizations. This includes our programs to match employee donations.

1 All cash contributions shown here are recognized on a cash rather than accrual basis. Separately (see page 32 of this report), we recognize UBS Optimus Foundation contributions on an accrual basis reflecting committed grants made in the reporting period.

Employee volunteering

At the beginning of 2018, we made a commitment to our local communities by setting a target to achieve 40% of employees volunteering by the end of 2020, of which 40% of volunteer hours will be skills-based.

By encouraging our employee volunteering efforts towards skills-based volunteering, we ensure that we tackle local social issues in the most powerful and effective way. Our skills-based volunteering programs include building the capacity of social enterprises through mentoring and supporting the career aspirations of local students. Leveraging the specialized skills and talents of our employees is key to the success of our program and to our business.

Volunteering figures in 2018

Progress against target

We are making progress towards our 2020 target, and at the end of 2018 we have achieved 36% of our global workforce volunteering and 45% hours being skills-based.

	Target 2020	2018	2017
Number of employees volunteering		25,256	20,140
% Employees engaged	40%	36%	31%
Number of volunteer hours		197,807	168,226
% Hours that are skills-based	40%	45%	38%

Our communities

Measuring Impact

Our strategic focus on education and entrepreneurship offers programs which support young people globally, to help increase their educational attainment and acquire workplace skills. We also work with entrepreneurs to help them build and scale businesses that tackle unemployment and revitalize underserved communities. Many of our offices focus on social entrepreneurship, supporting businesses that have social impact at the heart of their business model.

UBS uses a global framework to capture data from our community affairs partners on the impact that UBS’s contributions have made.

Individual beneficiaries in 2018

Our Community Affairs program benefited 343,121 young people and entrepreneurs across all of the regions in which we operate.

We also measure the extent to which our support has benefitted them (i.e., the LBG depth of impact scale below). Measuring on the basis of this model has shown that UBS’s support has substantively improved or transformed the lives of 115,984 individuals in 2018. This represents 34% of the number of beneficiaries for whom depth of impact was reported.

LBG depth of impact scale

Impacting organizations in 2018

34

intermediary organizations that are building the capacity of charities, social enterprises and social sector organizations

799

third-party organizations reached by UBS’s support for intermediary organization

Case studies: Promoting education and entrepreneurship

The Bridge Academy

The Bridge Academy is an independent state secondary school in Hackney, East London, created, sponsored and partnered by UBS and a Wealth Management client. The Academy, which opened in 2007, is a mixed, non-denominational school for 11 to.18-year-olds of all abilities. Situated in one of the UK’s most deprived areas, UBS focuses time, expertise and financial resources on supporting the curriculum and work-related learning with the aim of improved students’ skills and raising aspirations. The Bridge Academy has a significantly higher than national average number of students on Free School Meals. There are high numbers of students for whom English is an additional language; from Black Minority Ethnic backgrounds; and with Special Educational Needs. Typically these demographics would ultimately point to low levels of attainment. The UBS-Bridge Academy partnership aims to break this cycle of deprivation.
As of 2018:

–   68% of students achieved grades 9-4 in English and Mathematics GCSE

–   80% of students achieved grades 9*-4 compared to the national average of 67%

–   51% of students progressed to “top third” universities, compared to the national average of 19%

–   Among the top 10% of all schools nationally for progress at A level

Through collaboration with our clients, commitment of our resources, and strategic deployment of the time and skills of our employees, UBS has created an award-winning template for business-education partnerships.

The Impact Academy by seif

UBS is supporting the social entrepreneurship sector in Switzerland financially and with volunteers. One of the programs we are involved in is the Impact Academy by the Social Entrepreneurship Initiative & Foundation -seif. Experienced UBS employees use their professional skills-sets to mentor social entrepreneurs during the establishment and growth of their company. In addition to their professional experience and input they provide useful contacts as and when required.
In 2019, UBS will - for the fifth time - also honor a Swiss based social enterprise with a dedicated seif Award for entrepreneurial innovation. In recent years, these have included social enterprises in the field of health (Gorilla), food waste reduction (Äss-Bar) or tech for good (Smart Home Technology).

UBS Global Visionaries

This program supports leading social entrepreneurs to scale their impact by connecting them with UBS clients, external partners, and staff across the globe. In 2018 Global Visionaries appeared at more than 60 UBS events in Africa, the Americas, APAC, and Europe leading to a number of positive outcomes, for example: an introduction we made at a UBS event resulting in Mark Pollock giving a talk  about his search for a cure for paralysis (watched more than a million times); former F1 champion Nico Rosberg recording a Monocle podcast about green mobility with Donald Sadoway, and a number of Global Visionaries, including Mariéme Jamme and Zubaida Bai, securing UBS Optimus Foundation grants.

Our sustainability track record

Our sustainability track record

1954	Beginnings of Community Affairs at Wealth Management US
1962	Establishment of Union Bank of Switzerland’s 100th anniversary foundation (since 1999: UBS Culture Foundation)
1971	Launch of A Helping Hand from UBS Employees (UBS Mitarbeiter helfen) in Switzerland
1972	Establishment of Swiss Bank Corporation’s 100-year anniversary foundation (since 1999: UBS Foundation for Social Issues and Education)
1978	Beginnings of Community Affairs in EMEA
1982	Establishment of first energy-functional unit
1988	Co-founding member of Business in the Community in the UK
1989	First bank in Switzerland with the position of environmental officer
1992	First formal energy guidelines
1993	Among the first signatories of the United Nations Environment Programme bank declaration (UNEP FI)
1994	Introduction of first environmental policy
1995	Publication of first environmental report and introduction of environmental credit assessment procedure for Swiss corporate clients
1996	Introduction of employee volunteering at Wealth Management US and of matched-giving scheme for London employees
1997	Launch of Socially Responsible Investment (SRI) Funds Establishment of the Investment Bank Community Affairs in Stamford (monetary and in-kind donations, and employee volunteering).
1998	Merger of Union Bank of Switzerland and Swiss Bank Corporation to create UBS
1999

Founding member of Wolfsberg Group

First bank to obtain ISO 14001 certification for worldwide environmental management system in banking business and launch of Environmental Risk Policy in the Investment Bank

Establishment of UBS Optimus Foundation

2000

UBS among first companies to sign UN Global Compact

Wolfsberg Group Anti-Money Laundering (AML) Principles for Private Banking (revised 2002)

UBS commences reporting on corporate responsibility in Annual Report

2001

Establishment of Corporate Responsibility Committee, a Board of Directors committee, and publication of first Corporate Responsibility section in Annual Report

Establishment of a Global Diversity Steering Committee within the Investment Bank

Founding member of European Social Investment Forum (Eurosif)

Wolfsberg Group Commitment against Terrorism

Employee volunteering time-off policy introduced for London employees

2002

Wolfsberg Group Statement on Fight against Financing of Terrorism and AML Principles for Correspondent Banking

Launch of Group-wide Diversity initiative

Founding signatory of CDP (originally known as Carbon Disclosure Project)

Commencement of joint Wealth Management and Investment Bank Community Affairs in Chicago

Expansion of in-house environmental program to Corporate Services outside Switzerland

2003

First financial services firm to formally register interest as an academy sponsor in the UK (leads to the opening of the The Bridge Academy, Hackney, in 2007)

Institution of NGO communications and analysis function

2004	Establishment of SRI Equity Research in the Investment Bank

2005	Establishment of coordination function for Community Affairs in Switzerland Setting up of UBS Tsunami Relief Fund UBS commences social reporting in Annual Report (section on employees)
2006

Introduction of climate strategy

Adoption of UBS Statement on Human Rights

Wolfsberg Group releases Investment Banking FAQs, Guidance for Mutual Funds and Pooled Vehicles, Correspondent Banking FAQs and Guidance on the Risk-Based Approach

2007

Establishment of SRI Research in Global WMBB

Wolfsberg Group Statement against Corruption and Wolfsberg Group Statement on Transparency in International Payments

First company-wide volunteering at Wealth Management US

2008	Introduction of group-wide Responsible Supply Chain Guideline Wolfsberg Group Revised PEP FAQs
2009

UBS applies Global Reporting Initiative (GRI) framework to its 2008 non-financial disclosure

UBS’s Sustainability Disclosure 2008 meets the requirements of level A+ of the GRI (continued in subsequent years)

UBS Global Asset Management becomes a signatory to the Principles for Responsible Investment (PRI)

2010	Launch of UBS’s new Code of Business Conduct and Ethics Publication of UBS Position on Controversial Activities
2011	Convener of Thun Group of Banks on banking and human rights Establishment of UBS Environmental & Social Risk Committee Awarded with UK Big Society Award (established by the UK Prime Minister)
2012

UBS celebrates its 150th anniversary

Setting up of the UBS International Center of Economics in Society at the University of Zurich

Global roll-out of the Investment Bank’s environmental, social and governance (ESG) Analyzer

2013	Thun Group launches discussion paper on banking and human rights Renewal of climate strategy
2014

Introduction of UBS Environmental and Human Rights Policy

Launch of UBS and Society, UBS’s sustainability organization

Publication of UBS’s comprehensive Environmental and Social Risk framework document

UBS’s Sustainability Disclosure 2013 meets the requirements of GRI G4 comprehensive

2015	Dow Jones Sustainability Indices (DJSI) industry group leadership
2016	DJSI industry group leadership maintained Introduction of UBS and Society Policy (replacing and expanding upon UBS Environmental and Human Rights Policy)
2017

DJSI industry group leadership maintained for third year running

UBS and Society constitutional document (replaces UBS and Society policy)

UBS unveils a blueprint for channeling private wealth towards the UN SDGs at the World Economic Forum Annual Meeting in Davos

UBS joins UN working group on TFCD implementation to help banks disclose their exposures to climate-related risks and opportunities

2018

Listed as number 1 market player for sustainable investments in Switzerland according to the Swiss sustainable investment market study 2018

DJSI industry group leadership maintained for fourth year running

MSCI ESG increased rating of UBS from A to AA

UBS and Society renamed into UBS in society

→   Refer to www.ubs.com/history  for information on the history of UBS

Assurance and certification

Assurance and certification

Independent assurance report by EY

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Management of

UBS Group AG, Zurich

Basel, 14 March 2019

Independent assurance report

We have undertaken a limited assurance engagement on the information disclosed as part of the sustainability reporting of UBS Group AG on the basis of the Global Reporting Initiative (GRI) for the period 1 January to 31 December 2018 (hereafter the "report"):

- Information in the "GRI Document 2018" (online at www.ubs.com/annualreporting as of 15 March 2019)

Limitations of the engagement

Our engagement was limited to the information listed above. We have not assessed the following information disclosed in the report:

- The financial information in scope of the statutory audit of the financial statements has not been additionally reviewed to obtain limited assurance. Our engagement was limited to the presentation of the information in line with the GRI requirements.
- Forward-looking statements.

Responsibility of UBS Group AG's management

The management of UBS Group AG is responsible for the preparation of the report and the information contained therein in accordance with the applicable criteria. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation of the report that is free from material misstatement, whether due to fraud or error.

Applicable criteria

We assessed the information in the sustainability reporting against the following criteria (hereafter "criteria"):

- GRI Sustainability Reporting Standards, Comprehensive Option

A summary of the standards is presented on the GRI homepage (online at *https://www.globalreporting.org/standards/gri-standards-download-center*). We believe that these criteria are a suitable basis for our review.

Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

EY

Building a better working world

Our responsibility

Our responsibility is to express a limited assurance conclusion on the information disclosed in the sustainability report based on the procedures we have performed and the evidence we have obtained. We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information ("ISAE 3000"). This standard requires that we plan and perform the engagement to obtain limited assurance about whether the report is free from material misstatement.

In accordance with the engagement agreement, our duty of care for this engagement only extends to the management of UBS Group AG.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatements in the report with regard to the applicable criteria.

Summary of work performed

Our limited assurance procedures included, amongst others, the following work:

- Interviews with representatives of senior management and employees regarding the sustainability strategy and the materiality matrix
- Review of material topics against key issues raised in stakeholder dialogues, areas of performance covered in external media reports and sustainability reports of UBS' peers
- Interviews with employees responsible for preparing the GRI-based sustainability reporting to assess the process of preparing the report, the reporting system, the data capture and compilation methods as well as internal controls to the extent relevant for a review of the report
- Interviews of employees in specialist departments responsible for the topics included in the „GRI Document 2018"
- Review of the documentation of the systems and processes for compiling, analyzing, and aggregating sustainability data and testing such documentation on a sample basis
- Analytical considerations, interviews and review of documents on a sample basis with respect to the compilation and reporting of quantitative data included in the report
- Review of the application of the GRI Sustainability Reporting Standards in accordance with the Comprehensive Option
- Evaluation of the overall view of sustainability information provided in the report

Our conclusion

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the report has not been prepared, in all material respects, in accordance with the applicable criteria.

Ernst & Young Ltd

Marie-Laure Delarue
Partner

Roger Müller
Partner

Assurance and certification

ISO 14001 and 50001 certificates

UBS is globally certified according to ISO 14001, the international environmental management system standard.
In 1999, UBS was the first bank to obtain ISO 14001 certification for its worldwide environmental management system. The management system covers the entire scope of UBS’s products, services and in-house operations that may give rise to an environmental impact. Additionally, we have further developed our environmental and energy management system in our European locations in order to be compliant with ISO 50001. We received the first ISO 50001 certification (energy management system standard) in 2017. The integrated management system is externally audited annually and re-certified every three years.

These comprehensive audits verify that appropriate policies and processes are in place to manage environmental and energy-related topics and that they are executed in day-to-day practice.

In 2018, UBS successfully passed the ISO 14001and ISO 50001 surveillance audit on its environmental and energy management system.

UBS Group AG

Scope for certificate 2017-015

The scope of this ISO 14001:2015 certification is as follows:

The EMS includes banking business activities, UBS employees, products and services of the following business divisions (Corporate Center, Wealth Management, Wealth Management Americas, Personal and Corporate Banking, Asset Management and the Investment Bank) with environmental aspects governed under the UBS and Society policy (available at www.ubs.com/ubsandsociety). The EMS applies to all in-house operations and all major locations and data centers in the following geographical locations (as per the UBS Scope Register v.1.0).

The Environmental Management System is centrally managed out of Zurich, Switzerland. The scope mentioned above applies to the following locations:

Argentina	Ireland	Puerto Rico
Australia	Israel	Qatar
Austria	Italy	Russia
Bahamas	Japan	Saudi Arabia
Bahrain	Jersey	Singapore
Brazil	Kazakhstan	South Africa
Canada	Korea, Republic of	Spain
Cayman Islands	Lebanon	Sweden
Chile	Luxembourg	Switzerland
China	Malaysia	Taiwan
Colombia	Mexico	Thailand
Denmark	Monaco	Turkey
Egypt	Netherlands	United Arab Emirates
France	New Zealand	United Kingdom
Germany	Nigeria	United States
Hong Kong	Panama	Uruguay
India	Philippines	
Indonesia	Poland	

The Environmental Management System mentioned in the above scope is restricted as defined in "Manual for UBS's environmental and energy management systems" version 9, dated July 14, 2017.

This scope (edition: March 8, 2018) is only valid in connection with certificate 2017-015.

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Digital version

Assurance and certification

Certificate

Certificate number: 2017-017

Certified by EY CertifyPoint since: September 1, 2017

Based on certification examination in conformity with defined requirements in ISO/IEC 17021-1:2015, the Energy Management System as defined and implemented by

UBS Group AG*

located in Zurich, Switzerland is compliant with the requirements as stated in the standard:

ISO 50001:2011

Issue date of certificate: September 1, 2017

Expiration date of certificate: June 29, 2020

EY CertifyPoint will, according to the certification agreement dated June 23, 2017, perform surveillance audits and acknowledge the certificate until the expiration date noted above.

**The certification is applicable for the assets, services and locations as described in the scoping section on the back of this certificate.*

Drs. J. Sehgal RE | Director, EY CertifyPoint

© Copyrights with regard to this document reside with Ernst & Young CertifyPoint B.V., headquartered at Antonio Vivaldistraat 150, 1083 HP Amsterdam, the Netherlands. All rights reserved.

Page 1 of 2

Digital version

UBS Group AG

Scope for certificate 2017-017

The scope of this ISO 50001:2011 certification is as follows:

The EnMS includes all in-house operations conducted at 38 locations, consisting of offices and datacenters in selected European countries and cities as per the UBS Scope Register v.1.0 (January 26, 2017).

The Energy Management System is centrally managed out of Zurich, Switzerland. The scope mentioned above applies to the locations in following cities:

France, Bordeaux	Italy, Brescia	Poland, Warszawa
France, Lyon	Italy, Firenze	Poland, Wroclaw
France, Nantes	Italy, Milano	Poland, Zabierzów
France, Paris	Italy, Modena	Spain, Barcelona
France, Strasbourg	Italy, Napoli	Spain, La Coruña
Germany, Berlin	Italy, Padova	Spain, Madrid
Germany, Düsseldorf	Italy, Roma	Spain, Seville
Germany, Frankfurt	Italy, Torino	Spain, Valencia
Germany, Hamburg	Italy, Treviso	Spain, Zaragoza
Germany, München	Italy, Varese	United Kingdom, London
Germany, Stuttgart	Luxembourg, Luxembourg	Switzerland, Zurich
Italy, Bologna	Poland, Kraków	

The Energy Management System mentioned in the above scope is restricted as defined in "Manual for UBS's environmental and energy management systems" version 9, dated July 14, 2017.

This scope (edition: July 14, 2017) is only valid in connection with certificate 2017-017.

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Digital version

Appendix

Appendix

Our Code of Conduct and Ethics

In this Code, the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business.

By following it, we will foster an ethical culture where responsible behavior is second nature. We will protect our most important asset – our reputation. And, ultimately, we will create lasting value for our shareholders. The Code sets the standards that help us to make that happen.

It is based on three Principles: client focus, which is about building relation- ships that create long-term value, focusing on investment returns and anticipating and managing conflicts of interest; excellence in everything from our products and services to how we collaborate across the firm to deliver the best of what UBS has to offer; and sustainable performance, which is about working continuously to strengthen our reputation as a rock- solid firm and provide consistent returns for shareholders.

It is essential that we all follow these Principles. In short, if we do business in the right way, we will be a better business, and an even more successful one.

The Code applies to everything and everyone

The Code covers our dealings with stakeholders, clients, counterparties, shareholders, regulators and business partners – and each other. And it is the basis for all our policies, guidelines and procedures.

Ignorance of the Code is no excuse

As part of our training, everyone hears about the standards in the Code and learns how to apply them. But we also strongly encourage you to read the Code and get to know it. Not knowing the Code is no excuse for violating it.

Our Board is fully behind the Code – and needs the whole business to be behind it, too

The Code has the full backing of the Board of Directors and Group Executive Board. And every one of us needs to make sure our day-to-day actions and decisions follow the standards set out here. Above all, we must put the interests of UBS, our clients and our shareholders above our own.

Of course, the Code cannot describe every possible situation. If you find yourself dealing with something unexpected, apply these ethical standards in your judgment and get guidance or help.

Thank you for your support.

Axel A. Weber

Chairman of the Board of Directors

Sergio P. Ermotti

Group Chief Executive Officer

Laws, rules and regulations

Obeying the law

We obey the laws, rules and regulations where we live, work and do business – as well as our own UBS policies, guidelines and procedures.

And we cooperate with our regulators, being open and transparent in our dealings with them.

Cross-border business

When we are working across borders, we obey all pertinent laws, rules and regulations – both at home and abroad.

If we are selling to, buying from, visiting or dealing with clients from outside our home country, it is our job to understand what rules, laws or policies apply – and follow them.

Fair dealing and fair competition

We succeed by outperforming our competitors fairly and honestly, not by resorting to unfair or underhand tactics.

We don’t stretch, distort or try to hide the facts or the truth. Nor do we use information we are not meant to have to gain an unfair advantage over competitors.

We act fairly, honestly and in good faith with everyone we deal with: our clients, business partners, competitors, suppliers, the public and each other.

And we respect all the laws, rules and regulations that are designed to create a level playing field for all – including antitrust and competition laws.

Fighting crime

We have a duty to contribute to the integrity of the financial system, as well as our own business.

So we do whatever we can to combat money laundering, corruption and terrorist financing – including imposing global sanctions in line with our policy.

Money laundering

We have rigorous systems in place to detect, report and stop any suspected money laundering.

Corruption

We have zero tolerance for corruption or any kind of bribery, including so-called “facilitation payments.” We don’t offer or accept improper gifts or payments in the course of our business.

Criminal activity

We carry out due diligence and keep a constant lookout for any suspicious activities, reporting them to senior management as soon as we discover them. And we follow strict know-your- customer regulations.

Tax matters

We follow all the laws, rules, regulations and treaties around tax that apply to us, all over the world – not just to the letter, but in their true spirit. We pay and report all taxes due. We report information relating to our own tax position and that of our clients and employees as required.

We will not help our clients avoid paying the tax that they owe or reporting their income and gains, nor will we support any transactions where we know or shall presume that the tax outcome is dependent on unrealistic assumptions or the hiding of facts.

Behaving responsibly and ethically

Values and ethics

We don’t just follow the laws, rules and regulations in everything we do. We do what is right. We don’t just ask ourselves whether what we’re doing is legal, but whether it fits with our three UBS Behaviors: integrity, collaboration and challenge.

Client relationships

We look after our clients for the long term, winning their loyalty by earning their trust.

We try to anticipate what our clients are going to need before they ask. We go out of our way to give them an exceptional service. We make sure our products and services are adequate for our clients and are sold in a way that is not detrimental to their interests.

And we treat them fairly, and with the same courtesy and respect, however large or small they may be.

Conflicts of interest

We put our clients’ best interests before our own – and UBS’s interests before our personal interests. And we never let UBS’s or our personal interests influence our advice to a client, or our dealings with them.

We have systems to identify and manage potential conflicts of interest. And as soon as we do identify any such conflicts, we raise them immediately with our line manager or with Legal or Compliance & Operational Risk Control.

Appendix

Sharing, using and storing information

Reporting and information sharing

When we share or report anything, especially financial information – to either the public or our regulators – we take great care to make sure it is accurate, up to date and as easy to understand as it can be (and in line with any legal or regulatory requirements and best practice).

We maintain an internal control framework that is designed to support the preparation and fair representation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and that are free from material misstatement.

Based on their audit work, our independent external auditors express an opinion on our internal controls over financial reporting as well as on the financial statements themselves. Our internal audit function often provides support to our external auditors in discharging their responsibilities, and also assesses the adherence to our strategy and the effectiveness of our governance, risk management and control processes.

Inside information

We never use inside information (material information that is not public) to do anything other than what it was given to us for in the first place.

Having made every effort to ascertain whether information is inside information, we only ever share such information on a need-to-know basis. That applies to people inside and outside UBS, in line with our internal procedures, as well as any relevant laws, rules and regulations.

Client confidentiality

Our clients trust us to keep the information they’ve shared with us safe and secure and only use it in the ways we’ve agreed with them.

We follow the highest standards of information security to keep our client information confidential and to protect legitimate client privacy rights. We have strict data security standards and procedures designed to prevent data being tampered with, seen or used by the wrong people, stolen, lost or destroyed.

We never share our clients’ details with anyone, unless we have their express permission to do so – or where we have a legal duty to share it with the relevant authorities. And even within UBS, we will only share client details with those colleagues who genuinely need to see it to serve our clients’ best interests.

Creating the right culture

Diversity and equal opportunity

We believe that people from different backgrounds, with different thoughts and opinions, make us a stronger business. They bring us valuable new ideas, approaches and experiences.

Regardless of their status, everyone has the same chance to get ahead at UBS – whatever their ethnicity, gender, national origin, age, ability, sexual orientation or religion. And we work to create a culture where everyone feels they are welcome, respected and that they are a valuable part of our team – whatever part of UBS they work in.

We do not tolerate any kind of discrimination, bullying or harassment. And we encourage each other to speak up and report it through clear channels, without fear of reprisals.

Performance and professionalism

Our professionalism, integrity and pursuit of excellence are how we create value for our clients and shareholders. So our compensation system is designed to reward long-term value creation by balancing performance and prudent risk-taking with a focus on conduct and sound risk management practices.

We know that our business is only as strong as our people. So we work hard to create a working environment where talent can thrive and reach its full potential.

Protecting our assets

We keep UBS’s assets safe and secure – from sensitive, confidential information about our business, plans and people to our intellectual property, systems and equipment, as well as documents, information and other materials belonging to others that are entrusted or made available to us. That means making sure that these assets are handled properly and used in line with relevant laws and regulations and doing what we can to prevent them from being lost, stolen, damaged or misused. We retain data to fulfill regulatory retention and legal hold obligations.

We will not use such assets for non-UBS business or for our own personal advantage.

Health and safety

We never do anything that might put people in danger or harm them in any way – whether they’re colleagues, clients, partners, competitors, visitors or anyone else.

We keep our workplaces safe by following health and safety rules. Doing this makes sure we have safe and healthy working conditions in which our dignity is respected.

Society and the environment

Integrating financial and societal performance

We integrate financial and societal performance for the mutual benefit of our clients and our firm.

So we’re constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

That includes monitoring, managing and reducing any negative impact we might have on the environment and on human rights. It means managing social and environmental risks that our own and our clients’ assets are exposed to. And it means looking for sustainable investment opportunities, for ourselves and our clients.

Investing in our communities

We constantly look for ways to contribute to the well-being of our local communities – by supporting charitable activities financially and non-financially, including through our volunteering efforts.

Violating the Code

Disciplinary procedures

Anyone who breaks the rules (whether it is our Code, UBS policies or outside laws, rules and regulations) will face consequences – from reprimands and warnings to dismissals.

This includes not only the person who broke the rules, but also their line manager and anyone who knew about it but did not report it.

And where someone has broken the law, we will not hesitate to report them to the relevant authorities.

Upholding the Code

From our Board of Directors down, we live up to this Code at all times, with no exceptions.

UBS will not accept any justification or excuse for breaking it, whatever the reason – whether for profit, convenience or competitive advantage or because a client or someone else asked for it.

Changes to the Code

The Code defines the way we do business. It is reviewed regularly to make sure it reflects our principles and standards and is consistent with the law. Whenever there’s a change, a notice goes to every employee.

Affirmation process

Each of us declares that we have read and affirmed our awareness of the Code, as part of our annual affirmation process.

Whistleblowing

We immediately report any potential violations to our line manager or local compliance officer. We can also report them confidentially to our Legal or Compliance & Operational Risk Control teams, using whistleblowing procedures.

UBS will never punish or reprimand anyone who reports these kinds of breaches or violations in good faith.

And UBS expects its line managers to escalate and report any violations of laws, rules, regulations, policies, professional standards and the principles of the Code.

Questions about the Code

Any questions about any part of this Code, or what it means in practice, should go to the Group General Counsel or the Global Head of Compliance & Operational Risk Control.

Appendix

Charter of the Corporate Culture and Responsibility Committee

Excerpt from The Organization Regulations of UBS Group AG (Annex C – Charter for the Committees of the Board of Directors of UBS Group AG, p. 37)

Corporate Culture and Responsibility Committee
7.1

The CCRC supports the Board in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. Its function is forward-looking in that it monitors and reviews societal trends and transformational developments and assesses their potential relevance for the Group. In undertaking this assessment, it reviews stakeholder concerns and expectations pertaining to the societal performance of UBS and to the development of its corporate culture. The CCRC’s function also encompasses the monitoring of the current state and implementation of the programs and initiatives within the Group pertaining to corporate culture and corporate responsibility.

In general
7.2

The CCRC’s responsibilities and authorities are  to:

(i)        General:

(a)          monitor and advise the Board on current and emerging societal trends and developments of potential relevance for the Group;

(b)          review and assess the current state and implementation of the corporate culture and corporate responsibility programs and initiatives within the Group; and

(c)           monitor the consistent application of the behaviors of integrity, challenge and collaboration within UBS;

(ii)       Policies  and  regulations:

(a)          monitor  and  advise  the  Board  on  evolving  external  corporate  culture  and  corporate  responsibility  regulations, standards and  practices;

(b)          review  the  Code  of  Conduct  and  Ethics  of  UBS  and  make  proposals  for  amendments  to  the  Board; and

(c)           review  and  oversee  that  policies  and  guidelines  of  UBS  pertaining  to  corporate  culture and corporate responsibility are relevant and up to date;

(ii)       Strategy:

(a)          monitor  the  effectiveness  of  actions  taken  by  UBS  relating  to  the  corporate  culture and responsibility regulations and policies as well  as  objectives  of UBS;

(b)          support the GEB, if required, in the adjustment of processes pertaining to corporate culture and responsibility;

(c)           approve  UBS  and  Society’s  overall  strategy  and  annual  objectives  and

(d)          support  a  strong  and  responsible  corporate  culture  firmly  founded  in  a  spirit  of  long-term  thinking;

(iv)      Programs  and  initiatives:
oversee UBS’s corporate culture and corporate responsibility programs and initiatives, including:

(a)          UBS and Society;

(b)          sustainable and impact investing and  philanthropy;

(c)           anti-corruption,  anti-terrorist financing and  anti-money  laundering;

(d)          environmental  and  social  (including  human rights) risk management;

(e)           climate change;

(f)            diversity  and inclusion;

(g)          health  and safety;

(h)          in-house environmental management;

(i)            responsible supply chain  management;  and

(j)            community  affairs; and

(v)       Communications:

(a)          advise  the  Board  on  the  reporting  of  the  Group’s  corporate  culture  and  responsibility  strategy  and  activities,  review  the  employees  and  UBS and Society sections  of  the  Group’s  annual  report,  and  provide  oversight  of  the  annual  UBS  sustainability  disclosure  assurance  audit process; and

(b)          monitor  and review communications  with stakeholders on  corporate  culture  and  corporate  responsibility  (including  with  relevant  organizations  and  with  sustainability  rating  and  ranking  bodies)  and  their  effectiveness  with  regard  to  the  reputation  of the Group.

Responsibilities and authorities

UBS in society constitutional document

Our Commitment

UBS is committed to creating long term positive impact for clients, employees, investors and society. We plan to continue to go beyond our duty to protect the environment, respect human rights, continually improve our systems to become more efficient and effective, and ensure responsible behavior in all aspects of our operations. We strive to maximize positive outcomes in a proactive, purposeful, and accountable manner. Our goal is to be the financial provider of choice for clients wishing to drive financial capital towards investments that support the achievement of the Sustainable Development Goals (SDGs) and the transition to a low-carbon economy. Our cross divisional organization, UBS in society, focuses our firm on this direction.

UBS in society covers all the activities and capabilities related to sustainable investing, philanthropy, environmental and human rights policies governing client and supplier relationships, our environmental footprint, as well as community investment. Our ambition is to be:

–   A leader in sustainable investing for private clients

–   A leader in sustainable investing for institutional clients

–   A recognized innovator and thought leader in philanthropy

–   An industry leader in sustainability

We intend to make sustainable performance the standard across our firm and part of every client conversation. This means that we will focus on the long term and work to provide appropriate returns to all of our stakeholders in a responsible manner. In addition, we are transparent about our targets and progress wherever possible to demonstrate our commitment.

Scope

This document defines the principles and responsibilities for promoting this commitment in how we do business, how we support clients, and how we support communities. Banking activities, in-house operations, supply chain management and our firm’s community interaction are subject to and must be conducted in compliance with this commitment.

Principles

The following principles define how UBS in society promotes the implementation of its aspiration of being a leader in sustainability in the financial industry through three pillars; how we do business, how we support clients, and how we support communities.

How we do business

–   We report openly and transparently about UBS in society, and seek to maintain open dialogue and active communications with our stakeholders

–   We apply an environmental and social risk (ESR) framework to identify and manage potential adverse impacts to the environment and to human rights, as well as the associated environmental and social risks our clients’ and our own assets are exposed to. UBS’s comprehensive ESR standards are aligned with UBS in society, govern client and supplier relationships, and are enforced firm-wide and applied to all activities

–   We set quantitative targets to reduce group-wide greenhouse gas emissions and the environmental impact of our operations. Environmental programs include investments in sustainable real estate and efficient information technology, energy and water efficiency, paper and waste reduction and recycling, the use of environmentally friendly products (such as renewable energy or recycled paper), business travel and employee commuting. UBS aims to reduce negative environmental and social impacts of goods and services it purchases and engages with suppliers to promote responsible practices

–   Awareness and expertise play an important role in implementing our goals. UBS promotes its employees’ understanding of the goals and actions of UBS in society through a wide range of training and awareness-raising activities and performance management

How we support clients

UBS aims to be a leader in sustainable investing for private clients and for institutional clients, as well as a recognized innovator for driving global philanthropy. This means:

–   We strive to systematically incorporate the economic impacts of environmental, social, and governance (ESG) issues into the research, advice, as well as products and services we provide to clients

–   We support corporate and institutional clients who want to generate positive environment and social impact using our corporate advisory expertise or by directing capital through our lending or investment capacity

–   We assist private and institutional clients in their desire to invest in accordance with their own social and environmental objectives, in their invested funds, and will be proactive in discussing these issues with them

–   As a preferred partner for global philanthropists, we work towards achieving the United Nation’s ambitious Sustainable Development Goals (SDGs). Our experts and in-house foundation offer clients access to social and financial innovation, philanthropic advice, as well as tailored program design, co-funding and co-development opportunities

Appendix

How we support communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities of which we are part. Our approach is to build sustainable and
successful partnerships with non-profit organizations and social enterprises to ensure that our contributions have a lasting impact. Our Community Affairs programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate. Through local execution and partnerships which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by:

–   Identifying innovative and high quality programs that are aligned to the business and providing them focused financial and human support to maximize impact, including through the use of skills-based employee volunteering programs, and with client participation where appropriate

–   Playing a role in the stewardship of a healthy social and financial future for our communities, working in partnership with clients, as well as, the public and philanthropic sectors

Responsibilities and Structure

The Corporate Culture and Responsibility Committee (CCRC)1 supports the Board in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. It monitors UBS in society’s overall strategy and annual objectives, reviews that the UBS in society constitutional document is relevant and up to date, and oversees the program’s annual management review.

The Group CEO proposes the UBS in society strategy and annual objectives to the CCRC, supervises their execution, and informs the Group Executive Board (GEB) and Corporate Culture and Responsibility Committee (CCRC) as appropriate.

The Head UBS in society is UBS’s senior level representative for environmental and sustainability issues. He or she is nominated by the Group CEO, chairs the UBS in society Operating Committee, is a member of the Global Environmental Social Risk Committee, and is a permanent guest to the CCRC. He or she develops the UBS in society strategy, leads in its execution, and submits annual objectives to the CEO, as well as a management review to the CCRC. He or she is supported by the UBS in society Executive Committee (EC) in this effort.

The UBS in society Operating Committee (OC) ensures execution of the UBS in society strategy across divisions and regions. The Committee is chaired by the Head UBS in society and is composed of divisional, APAC, and Group COO EC members, as well as UBS in society EC members. OC members are nominated by their respective GEB members and/or the Head of UBS in society, and ensure plan and objective sign-off by them.

The Global Environmental & Social Risk Committee defines an ESR framework and independent controls that align UBS’s environmental and social risk appetite with that of UBS in society. It is chaired by the Group Chief Risk Officer, who is responsible for the development and implementation of principles and appropriate independent control frameworks for environmental and social risks within UBS.

The Business Divisions are responsible for developing, providing resources to, and executing the UBS in society annual objectives in their division as they relate to client relationships, product development, investment management, distribution and risk management.

The Regions  are responsible for developing, providing resources to, and executing objectives in their region relating to Community Affairs, within the global framework of UBS in society.

The Corporate Center is responsible for developing, providing resources to, and executing UBS in society annual objectives as they relate to risk control, in-house environmental and supply chain management, and communications.

Reporting and Controls

Our commitment is implemented through a firm-wide management system steered by defined measurable objectives. Their achievement is reviewed on a semi-annual basis by the Head of UBS in society, and on an annual basis by the Corporate Culture and Responsibility Committee.

Progress made in implementing UBS in society is reported as part of UBS’s annual reporting. This reporting is reviewed and assured externally according to the requirements of the Global Reporting Initiative’s (GRI) sustainability reporting guideline.

UBS is certified according to ISO 14001, the international environmental management standard. This certificate attests that UBS’s management system is an appropriate tool for evaluating compliance with the relevant environmental regulations, achieving self-defined environmental objectives, and maintaining continual improvement of environmental performance.

The implementation of our commitment and principles, as laid out in this document, is a process of continual improvement.

1 Details of the responsibilities and authorities of the CCRC are set out in Annex C of the Organization Regulations of UBS Group AG.

Standard Information

The Sustainable Development Goals (SDGs)

In September 2015, with the support of 193 nations, the United Nations launched the 2030 Agenda for Sustainable Development to end poverty, combat climate change, and fight injustice. Seventeen Sustainable Development Goals (SDGs) went into effect in January 2016 to address global socioeconomic imbalances threatening the lives of people living in developing economies and the future of generations to come.

Environmental and social risk (ESR)

Environmental and social risks are broadly defined as the possibility that UBS supports clients, or sources from suppliers, who cause or contribute to severe environmental damage or human rights infringements. Environmental and social risks can also arise if UBS’s operational activities and its employees
(or contractors working on behalf of UBS) fail to operate
within relevant environmental and human rights regulations. Environmental and social risks may result in adverse financial and reputation impacts for UBS.

Sustainable Investments

Sustainable investing is an approach that seeks to incorporate environmental, social and governance (ESG) considerations into investment decisions. Sustainable investing strategies seek to achieve one or several of the following goals: achieve a positive environmental or social impact, align investments with an investor’s personal values, and/or improve portfolio risk and return characteristics.

Appendix

Environment and social risk policy framework

Comprehensive, Highest Industry Standards, Deeply Rooted in our Culture

Our comprehensive environmental and social risk framework is deeply rooted in our culture:

–     it governs client and supplier relationships and applies firm-wide to all activities

–     meets the highest industry standards as recognized by environmental, social, governance ratings

–     is integrated in management practices and control principles and overseen at the most senior level of our firm.

This framework  is  aligned  with  our  UBS in society organization  that  coordinates all our  activities and capabilities in  sustainable investing  (SI)  and philanthropy,  environmental  and human  rights policies governing  client  and supplier relationships,  our  own environmental  footprint,  as well  as our  firm’s  community  investment.

Introduction

We live  in  a world that  is  more interconnected,  more interde- pendent and more interactive  than  ever  before.  Rapid techno- logical advances in  particular continue  to  have  a profound  effect  on the economic,  political, cultural,  environmental  and social landscape.  These  advances have  changed the way  we think  and act.  They have  altered  the way  we do business.

They have transformed  the  products  and  services  we  consume, and reshaped the perceptions  of  the world around  us. While this  has  brought  with it significant benefits and opportunities, it has  also created  far  greater  awareness of  the challenges we all  face.

As a global company,  and the preeminent global wealth manager to high net worth and ultra high net worth clients,  UBS is  in  a unique  position to  help address these challenges, both together with our  clients and through  our  own efforts.

Our principles and standards clearly define how we want  to do  things at UBS.  They  apply  to all aspects  of our business  and  the ways in  which  we engage with our  stakeholders. Our Code of Conduct and Ethics documents our  corporate  responsibility.  Our work in  key  societal areas  such  as protecting the environment  and respecting human  rights are  part  of  this.  Living up to  our  societal responsibilities contributes  to  the wider goal of  sustainable development. As  a global firm we take  responsibility to  lead the debate on important societal topics, contribute  to  the setting of  standards and collaborate  in  and beyond our  industry.

Managing environmental and  social  risks  is  a  key component  of  our  corporate  responsibility. We apply  an  environmental and  social  risk  policy  framework  to all  our  activities.  This  helps  us  identify  and  manage  potential adverse  impacts  to the  environ-  ment  and  to human rights,  as  well  as  the  associated  risks  affecting  our  clients  and  us.  We have set  standards  in  product  development,  investments,  financing and  for supply  chain management decisions.  We have identified  certain  controversial  activities  we  will  not  engage  in, or  will  only  engage  in  under  stringent  criteria. As  part  of  this  process  we  engage  with  clients  and  suppliers  to better  understand  their  processes  and  policies  and  to explore  how  any environmental and  social  risks  may be  mitigated.

The foundation of UBS’s  environmental and social risk policy  framework  is  established  in  the  Code  of  Conduct  and  Ethics  of  UBS  and  the  UBS in society constitutional document.

Our focus

Our industry  is playing an increasingly active role in addressing global issues such as human rights and the protection of our environment. Climate change impacts ecosystems, societies, and economies worldwide, and we support clients achieving their goals in support of the transition to a low-carbon economy. Growing environmental and human rights concerns have resulted in a fast-changing regulatory and competitive landscape which is affecting our firm, our suppliers and our clients. In  response to  these emerging  risks and opportunities, we are shaping appropriate solutions and commitments.

Over twenty-five years ago, UBS was one of the first  financial institutions  to  sign  the  United Nations Environment Pro- gramme’s “Statement by Financial Institutions on the Environ- ment and Sustainable Development.” We  were  also  among  the  first  companies to endorse  the UN Global Compact, we  were an original signatory of the CDP,  and our Asset  Management (AM) business is an Investment Manager signatory to the Principles for Responsible Investment.

In 2000,  our firm was a founding member of the Wolfsberg  Group  of banks, which was originally set up to promote good  practice in  combatting money laundering.  In  2011,  the firm was a driving force  behind the establishment of the Thun  Group  of  Banks,  which  has in the  meantime published two  discussion papers that  seek  to  establish a framework  to  facilitate  the identification of  the key  challenges and best  practice examples for  the banking  sector’s implementation of  the UN Guiding Principles on Business and Human Rights (UNGPs). We  are  a  member  of  the  Roundtable  on  Sustainable  Palm  Oil (RSPO),  and  joined its  complaints panel in 2014. Also in 2014, we endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft  Commodities”  Compact,  which  reconfirms our  commitment  to  developing and implementing  responsible business standards.

Progress made in implementing UBS in society is reported as part of UBS’s annual reporting. This reporting is reviewed and assured  externally  according to the  requirements of the Global  Reporting  Initiative’s  (GRI)  Sustainability  Reporting  Guideline.  UBS  is certified  according to ISO  14001,  the  international environmental  management  standard.

Climate change

Climate change  is  one  of  the  most  significant  challenges  of  our  time.  The  world’s  key  environmental  and  social  challenges  –  such  as population growth, energy security,  loss  of  biodiversity  and access to  drinking  water  and food – are  all  closely intertwined with climate  change.  This makes  the transition  to  a low-carbon  economy  vital. We  support this  transition  through  our  comprehensive  climate  strategy.

We are  determined to  understand the risks that  our  clients’,  and our  own, assets  are  exposed  to  in  the context of  uncertain policy  and technology developments.

We focus  our  climate  strategy on risk  management,  investments, financing,  research  and our  own operations. We  are  committed to:

–   supporting renewable energy and clean tech transactions;

–   not providing project-level finance for new coal-fired power plants globally;

–   only financing transactions of existing coal-fired operators (>30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or the transaction is related to renewable energy;

–   severely restricting lending and capital raising to the coal mining sector and not supporting coal mining companies engaged in mountain-top removal coal mining (MTR) operations;

–   securing 100% of our electricity from renewable sources by 2020, thereby reducing our own greenhouse gas footprint by 75% compared to 2004 levels.

We publicly  support international,  collaborative  action against climate  change:

–   Our Chairman is signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change.

–   Our CEO is a member of the CEO Climate Leaders, an alliance mobilized by the World Economic Forum.

–   Our Head Sustainable Investors at AM is member of the Financial Stability Board (FSB) Taskforce on Climate-related Financial Disclosures (TCFD).

–   Sixteen banks, including UBS and the UN Environment Programme Finance Initiative (UNEP FI) have partnered to collaboratively develop analytical tools that help banks disclose their exposures to climate-related risks and opportunities as envisaged by the TCFD.

–   We have joined RE100, a global initiative to get the world’s most influential companies to use only renewable power.

–   We support the CDP, as an investor member as well as a questionnaire respondent, in their aim to improve company disclosure of risks and opportunities related to natural resources. In 2018, and for the third year in a row, CDP  has awarded UBS with the Climate A List, its highest ranking.

→   Refer to the “Our governance and principles” section of this document for the full climate strategy

Appendix

Forests and biodiversity

Deforestation and forest  degradation can cause biodiversity to  decline.  As  approximately  80% of  the world’s  documented species are  found  in  tropical rainforests,  deforestation will  impact global biodiversity. Deforestation is,  in  fact, second only to  the energy sector  as a source  of  global greenhouse gas emissions and accounts  for  up to  20%  of  emissions, more than  the entire  global transport sector.

It is  further estimated  that  more than  50%  of  tropical defor-  estation is  due to  the production of  soy,  palm  oil,  timber and beef.  In  human  terms,  millions  of  people rely directly on forests (small-scale agriculture,  hunting  and gathering,  and harvesting forest  products  such  as rubber).  Yet,  deforestation continues  to  cause severe societal problems, sometimes leading to  violent conflict.

Recognizing these risks, we:

–   became member of the RSPO  in 2012 and joined its complaints panel in 2014.

–   endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact. In doing so, we commit to support the transformation of soft commodity supply chains by expecting producers to be fully certified according to applicable sustainability certification schemes, such as the RSPO, by 2020. We acknowledge that land acquired without adequate consultation, compensation, and consideration of customary land rights (commonly referred to as land grabbing), can significantly impact local communities: often smallholders who primarily rely on subsistence farming to sustain their livelihood.

–   have identified and will not engage in certain activities that contribute to deforestation and its related impacts (sections Controversial Activities – Where UBS will not do business and Areas of Concern – Where UBS will only do business under stringent criteria).

Human rights

UBS is  committed to  respecting and promoting  human  rights in  all  our  business activities. We  believe this  is  a responsible approach underlining  our  desire to  reduce  as far  as possible potentially  negative impacts  on society. Our commitment  in  this  important area  is  long-standing. In  July 2000,  UBS was  one of  44  companies  that  pledged to  adhere  to  the Global Compact's then Principles on human  rights, labor standards and the environment.

The principles of  the Global Compact,  today  the largest corporate  responsibility initiative  globally,  stem from  the Universal Declaration of Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work,  the Rio Declaration on Environment and Development and the UN Convention Against Corruption.  The United  Nations took a significant step in  2011  by  endorsing the UNGPs.
At  this  point, UBS together with other  banks decided to  jointly  consider  these developments and conclusions and to  share experiences and ideas regarding  the implementation of  the UNGPs.

To this end, in 2013, UBS co-launched the Thun Group of Banks’ first discussion paper, which aims to support banks in mapping and analyzing their potential adverse impacts in relation to human rights, and a second paper, published in December 2017, which explores the meaning and reaches of UNGP  13b in a corporate and investment banking context. Both discussion papers were also intended to inform other pertinent initiatives, in the specific case of the second the OECD’s proactive agenda on Responsible Business Conduct, which released in 2018 its draft guidance on due diligence for Responsible Business Conduct in General Corporate Lending and Securities Underwriting. UBS is a member of the Advisory Group to the OECD’s project.

Recognizing these risks, we:

–   established a UBS Position on human  rights in  2006.  In  2013,  we revised the firm’s  Environmental  and Social Risk Framework  to  formalize  accountability  for  human  rights issues.

–   stipulated that we will not engage in commercial activities that make  use of child labor and forced labor,  or that infringe the rights of indigenous peoples (see section Controversial Activities – Where UBS will not do business).

–   will  continue  our  work internally,  and externally with the Thun Group of Banks and the OECD,  to  understand how best  to  implement  the UNGPs  across our  operations.

Our standards

UBS has  set standards in  product development, investments, financing  and supply chain  management  decisions, which  include  the stipulation of  controversial  activities and other areas of  concern  UBS will  not  engage in,  or will  only engage in  under stringent criteria.

Controversial Activities – Where UBS will not do business

UBS will  not  knowingly provide financial  or advisory  services  to  clients whose primary business activity, or where the proposed transaction, is  associated with severe environmental or social damage  to  or through  use of:

–   World  heritage  sites  as  classified  by  UNESCO;

–   Wetlands  on  the  Ramsar list;

–   Endangered  species  of wild  flora  and  fauna listed  in Appen- dix 1 of  the Convention  on International  Trade  in  Endan- gered Species;

–   High  conservation  value  forests  as  defined  by  the  six  cate-  gories of  the Forestry  Stewardship  Council  (FSC);

–   Illegal  fire: uncontrolled and / or illegal use of fire for land clearance;

–   Illegal  logging  including  purchase of illegal  harvested  timber (logs or roundwood);

–   Child  labor  according  to ILO-conventions  138  (minimum age) and 182  (worst forms);

–   Forced  labor  according to ILO-convention  29; and

–   Indigenous  peoples’  rights  in  accordance  with  IFC Perfor- mance Standard 7.

The same standards apply when UBS purchases  goods or services  from  suppliers.

In addition, UBS does  not  directly or indirectly finance  the development, production or purchase  of  controversial  weapons  of  such  companies  determined to  fall  within  the “Swiss  Federal Act  on War  Materials.”

On the topic of  cluster munitions  and anti-personnel mines:  UBS does  not  provide credit facilities  to,  nor conduct capital market  transactions for  companies  that  are  involved  in  the development,  production  or  purchase of cluster munitions and  anti-personnel mines. UBS does  not  include  securities of  affected companies  in  its  actively managed retail and institu- tional funds  and in  discretionary mandates.  UBS draws upon external expertise  to  decide whether a company  is  subject to  the restrictions imposed by  Swiss  law.

Areas of Concern – Where UBS will only do business under stringent criteria

Specific guidelines  and assessment criteria  apply to  transactions with corporate  clients engaged in  the areas  of  concern  listed below.  The guidelines  and assessment criteria  apply to  loans, trade finance,  direct investments in real estate and infrastructure, securities and loan underwriting transactions, and investment  banking  advisory  assignments.

Transactions in  the areas  listed below trigger an enhanced  due diligence  and approval  process. In  addition to  the assessment of  regulatory compliance,  adherence  to  UBS’s  controversial  activities standards, past and present environmental  and human  rights performance,  as well  as concerns  of  stakeholder groups,  these transactions require  an assessment of  the following  criteria:

Soft commodities

–   Palm  oil:  Companies  must be  a member of the RSPO  and not  subject to  any  unresolved  public criticism from the  RSPO.  Companies must  further have  some level of  mill  or plantation  certification and be publicly  committed to  achieving  full  certification by  2020  (evidence  must be available). Company must also be committed to “No Deforestation, No Peat and No Exploitation” (NDPE).

–   Soy:  Companies  producing soy in  markets at high  risk of tropical deforestation must be a member of  the Roundtable on Responsible Soy (RTRS)  and not  subject to  any  unresolved public  criticism  from  the RTRS.  Companies  must further be publicly  committed to  achieving  full  certification by  2020  (evidence  must be available).

–   Timber:  Companies producing timber in markets at high  risk  of  tropical deforestation must seek  to  achieve  full  certification of  their  production by  2020  according  to  the Forest Stewardship Council (FSC)  or a national  scheme endorsed  against  the  2010  Programme for the Endorsement of Forest Certification (PEFC)  meta standard for  timber products. Company must also have fire prevention, monitoring and suppression measures in place.

–   Fish and seafood: Companies producing, processing or trading fish and seafood must provide credible evidence of no illegal, unreported and unregulated fishing in their own production and supply chain.

Power Generation

–   Coal-fired  power  plants  (CFPP):  We  do  not provide project-level finance for new coal-fired power plants globally and only support financing transactions of existing coal-fired operators (>30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or the transaction is related to renewable energy.

–   Large  dams:  Transactions directly  related to large dams include  an assessment against the recommendations  made by  the World Commission on Dams (WCD)  and the International Hydropower Association Sustainability Assessment Protocol.

–   Nuclear  power:  Transactions directly  related to the  con-  struction of  new,  or the upgrading  of existing nuclear  power plants include  an assessment on whether the country of  domicile  of  the client  / operation has  ratified the Treaty on the Non-Proliferation of Nuclear Weapons.

Appendix

Extractives

–   Hydraulic  fracturing:  Transactions  with  companies  that  practice hydraulic fracturing in environmentally and socially sensitive areas are assessed  against their commitment to and certification of voluntary standards, such as the American Petroleum Institute’s documents and standards for hydraulic fracturing.

–   Oil sands: Transactions directly related to oil sand assets  (open pit and in situ operations) are assessed  against the company’s commitment to reducing energy use, green- house gas emissions and land footprint, reclamation activities, tailings management, water management and community relationships, as well as commitment to and certification of voluntary standards, e.g., good  practice according to the IPIECA-OGP Biodiversity Working Group,  the IPIECA Water Management Good Practice Guidelines and membership to industry initiatives such as COSIA  and SCI).

–   Arctic  drilling:  Transactions  involving oil  and  gas  exploration  and development in  the Arctic are  assessed  against the company’s  safety management  capacity and track  record as well  as adequacy of  the company’s  spill  response plans.

–   Coal  mining:  Since 2010  UBS’s  overall exposure  to coal mining  companies  has  declined markedly.  UBS will  continue  to  significantly limit  its  lending and capital raising  engagement  with coal  mining  companies. The firm no longer enters into  new lending commitments  or raises capital for  coal  mining  companies  that  are  involved  in  mountain  top  removal  operations.

–   Precious  metals:  Transactions  directly  related  to  precious  metals assets  that  have  a controversial  environmental  and social risk  track  record  are  assessed  against the client’s  commitment  to  and certification of  voluntary standards, such  as the International Council on Mining & Metals’ (ICMM) International Cyanide Management Code (ICMC).

–   Diamonds:  Transactions with  companies that mine and  trade rough  diamonds are  assessed  on the client’s  commitment  to  and certification of  voluntary standards, such  as the ICMC, and rough  diamonds must be certified under the Kimberley Process.

Our processes and governance

UBS applies an environmental  and social risk  framework  to  all  transactions, products, services  and activities such  as lending,  capital raising,  advisory  services  or investments that  involve  a party  associated with environmentally  or socially sensitive activities. The framework  seeks  to  identify and manage  potential  adverse impacts  to  the environment  and to  human  rights, as well  as the financial  and reputation risks of  being associated with them.

Integration in risk, compliance and operations processes

Procedures and tools for  the identification, assessment and monitoring  of  environmental  and social risks are  applied and integrated  into  standard risk, compliance  and operations processes.

–   Client onboarding: Potential clients are assessed for environmental and social risks associated with their business activities as part of UBS’s Know Your Client compliance processes.

–   Transaction due diligence: Environmental and social risks are identified and assessed as part of standard transaction due diligence and decision-making processes in all business divisions and relevant product lines.

–   Product development and investment decision processes: New financial products and services are reviewed before their launch in order to assess their compatibility and consistency with UBS’s environmental and human rights standards. Environmental and social risks are also considered in investment decision processes and when exercising ownership rights like proxy voting and engagement with the management of investee entities.

–   Own operations: Our operational activities and employees, or contractors working on UBS premises, are assessed for compliance with relevant environmental, health and safety, and labor rights regulations.

–   Supply chain management: Environmental and social risks are assessed when selecting and dealing with suppliers. UBS also evaluates goods and services that pose potential environmental, labor and human rights risks during lifecycle (production, usage, and disposal) as part of its purchasing processes.

–   Portfolio review: At portfolio level, we regularly review sensitive sectors and activities prone to bearing environmental and social risks. We assess client exposure and revenue in such sectors and attempt to benchmark the portfolio quality against regional and/or sector averages. Such portfolio reviews give us an accurate aggregated exposure profile and an enhanced insight into our transaction and client onboarding processes. Based on the outcome of these reviews, we can explore ways to improve the future portfolio profile along a range of risk parameters.

Clients, transactions or suppliers potentially in breach of UBS’s position, or otherwise subject to significant environmental and human rights controversies, are identified as part of UBS’s standard risk and compliance processes. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool used by our staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk. In 2018, 2114 referrals were assessed by our environmental and social risk unit, of which 95 were rejected or not pursued, 355 were approved with qualifications and 17 were pending.

Environmental and social risk assessments

Environmental and social risk assessments
	For the year ended			% change from
	31.12.2018	31.12.2017	31.12.2016	31.12.2017
Cases referred for assessment[1]	2,114	2,170	2,671	(3)
by region
Americas	288	305	395	(6)
Asia Pacific	718	604	556	19
Europe, Middle East and Africa	293	253	341	16
Switzerland	815	1,008	1,379	(19)
by business division
Global Wealth Management[2]	426	507	449	(16)
Personal & Corporate Banking	684	795	1,226	(14)
Asset Management	7	7	2	0
Investment Bank	980	852	971	15
Corporate Center[3]	17	9	23	89
by sector
Agribusiness[4]	277	291	330	(5)
Chemicals	91	87	93	5
Financial[5]	589	617	957	(5)
Infrastructure	109	53	88	106
Metals and mining	249	233	221	7
Oil and gas	187	207	263	(10)
Technology[6]	164	140	143	17
Transport	51	53	45	(4)
Utilities	176	191	221	(8)
Other[7]	221	298	310	(26)
by outcome
approved[8]	1,647	1,679	2,308	(2)
approved with qualifications[9]	355	397	262	(11)
rejected or not further pursued[10]	95	94	101	1
pending[11]	17	0	0

1 Transactions and client onboarding requests referred to the environmental and social risk function.     2  Wealth Management and Wealth Management Americas reported as Global Wealth Management from 2018. Therefore, 2017 and 2016 numbers were restated.   3  Relates to procurement / sourcing of products and services.    4  Includes, e.g., companies producing or processing fish and seafood, forestry products, biofuels, food and beverage.    5  Includes, e.g., banks, commodity traders, investments and equity firms.     6  Includes technology and telecom companies.    7  Includes, e.g., aerospace and defense, general industrials, retail and wholesale (from 2017). Note that financial, technology and transport sectors were previously included in “Other.“ Therefore, numbers of category “Other“  for 2016 have been restated.    8  Client / transaction / supplier subject to an ESR assessment and considered in compliance with UBS’s ESR framework.    9  Client / transaction / supplier subject to an ESR assessment and approved with qualifications. Qualifications may include ring-fencing of certain assets, conditions towards client / supplier or internal recommendations.    10  Client / transaction / supplier subject to an ESR assessment and rejected or not further pursued.    11  Decision pending. Pending cases 2017 have been closed and reallocated to the other outcome categories.

Appendix

Escalation and approval processes

Where business or control functions responsible for  identifying and assessing environmental and social risks as part of due  diligence  processes  determine  the  existence  of  potential material  risks,  they  refer  the  client,  supplier  or  transaction  to a  specialized  environmental  and  social  risk  unit  for  enhanced  due  diligence.  If identified risks are  believed to  pose potentially  significant  environmental  or  social  risks,  they  are  escalated  according  to  the firm’s  reputation risk  escalation process.

Environmental and social risk escalation process

Step 4 Escalation of firm-wide issues / risks to group level	Global ESR Committee

Step 3 Escalation to divisional level	Divisional senior management

Step 2 Referral to control function for enhanced assessment and decision	Environmental and social risk unit

Step 1 Risk identification and initial analysis	Business or control function

Governance and oversight

In view of the many environmental and social challenges globally, these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS.

This process is  the  responsibility of  a  committee at  Group  Executive  Board-level,  the  Global  Environmental and  Social  Risk  Committee, which sets  the overall risk appetite for the firm and  resolves  transactional  and  policy  matters  relating  to  environmental and social risks and their associated reputation risks.

It is  chaired by  the  Group  Chief Risk  Officer, who  is  responsible  for  the development and implementation of  principles and appropriate  independent  control  frameworks  for  environmental  and social risks within  UBS.

All corporate  responsibility  and  sustainability  developments  at  UBS  are  monitored  and  reviewed  by  the  UBS  Corporate  Culture  and  Responsibility  Committee,  a  Board  of  Directors'  committee of UBS Group AG. The  Committee  supports  the  Board  in  its  duties  to  safeguard  and  advance  UBS’s  reputation  for  responsible  corporate  conduct.  In  this  capacity  it  reviews  and  monitors  the  implementation of  UBS’s  ESR framework.

Calculating and reporting on climate change-related financing and advisory activities

In 2018, the Investment Bank provided to clients that contribute to climate change mitigation and adaptation equity or debt capital market services for a total deal value of USD 31.6 billion, or acted as financial advisor for a total deal value of USD 24.9 billion.

The methodology behind these numbers consists first in identifying clients who, through the products and services they offer, work to mitigate the effects of global climate change and help to adapt to changing climate impacts. We use internal expertise and external third-party sources to identify these clients. Their activities span all industry sectors, including renewable energy generation and clean tech but also energy efficiency, waste management, transport, infrastructure renewal and development or water management. They range from small-cap and pure-play startups to large international and diversified companies.

We then aggregate total USD deal value of all global capital market deals in which UBS acted as lead manager or bookrunner for these companies and aggregate total USD value of deals where UBS acted as either buy-side or sell-side financial advisor. The data represents all our transactions with these clients and not only transactions that can be classified as directly climate-related.

Appendix

Health and safety statement

UBS is committed to ensuring that all staff have a working environment that protects their health, safety and wellbeing.

In fact, our Code of Conduct and Ethics includes a commitment to follow health and safety rules and implement best practices to ensure as safe a workplace as possible.

We have health and safety guidelines that stress the importance of having a physical infrastructure and working environment that support our staff in performing up to their potential. As work patterns and employee expectations have changed, UBS has taken a proactive approach to ensure that our work spaces continue to meet the needs of our businesses, our staff, our clients and our business partners, while also meeting our legal obligations.

UBS complies with all health and safety standards and restrictions imposed by applicable laws in all the countries in which we operate. We also apply internal policies and guidelines – both globally and regionally – which may go beyond the legal health and safety requirements.

An environment without incidents or accidents is in everyone’s interests. In addition to applying our own health and safety measures, we ask third parties conducting business with us or operating on our premises to consider health and safety matters too, and all vendors and contractors are required to comply with our health and safety guidelines when dealing with us.

All of our staff are expected to conduct themselves in a way that helps to ensure their own health and safety and that of their colleagues.

Health and Safety Principles

–   We aim to maintain a working environment that supports the general health and well-being of all staff.

–   We build and maintain innovative work places that allow employees to work efficiently and collaboratively.

–   Our flexible working options (and our leave and benefit arrangements) are designed to support employees’ work and personal lives.

–   We actively promote an open and respectful work environment.

–   We strive to ensure that our working environment is as safe as possible, including addressing issues such as protection of non-smokers, radiation exposure risk assessments, etc.

–   We have measures in place to mitigate potential emergencies in the workplace and while travelling on business.

–   Travel and security experts, crisis management committees, first aid providers, health specialists, social counselors and other specialists are available to employees.

–   UBS has a range of services and programs (for example, our Employee Assistance Programs, Social Counseling and online support materials) to help employees navigate through various personal issues, including health, family care, addiction and dependency problems.

–   Workplace issues can also impact employee wellbeing. We have appropriate routes for employees to raise any concerns, including documented grievance, complaint and whistleblowing processes.

Measures Taken to Ensure Health and Safety

–   UBS provides information to employees on topical issues and initiatives.

–   Our line managers help to maintain a safe and healthy work environment and UBS gives them the information and support that is relevant to their role.

–   We regularly review our health and safety activities to ensure issues are effectively managed and improvements are made where necessary. Our reviews also include employee consultation (where appropriate).

Health and Safety Governance

Responsibility for the governance and review of health and safety sits with the Group Chief Operating Officer and the Group Head Human Resources.

Day-to-day responsibility for health and safety matters is shared between Group Corporate Services and HR Reward.

The Corporate Culture and Responsibility Committee has oversight of health and safety matters.

Information for management approaches for material topics

Information relevant to all material topics

Governance

See “Board of Directors and sustainability” in the in the “Our governance and principles” section in this document. Resources for material topics are allocated in accordance with corporate budgeting processes

Grievance mechanisms

For employees, we have a global whistleblowing policy and procedures (plus an internal website, hotlines and other resources), as referenced in our Code of Conduct and Ethics, and we ask all employees to promptly speak up about any conduct that might breach policies, laws or regulations. We also provide mandatory training for all employees to ensure everyone understands our commitment, procedures and responsibilities.

We have various feedback channels for external stakeholders in place. Our Corporate Responsibility team can be contacted for all sustainability inquiries and issues via the UBS in society website. Client feedback (including that which is collected through our Quality Feedback management system) enables the firm to act and continuously improve products and client service standards in order to provide the best client experience.

Evaluation of management approaches

We assess the effectiveness of the approaches as listed in the management approach section (GRI 103-2) of each material GRI topic in the GRI content index through a number of measures, most visibly through:

–   Performance against targets

–   Internal and external audits (e.g., ISO 14001 certification)

–   External ratings (e.g., environmental, social and governance (ESG) ratings), employer awards/honors

–   Stakeholder feedback (e.g., employee and client surveys)

–   Reputation measurement (through UBS-internal approaches)

–   Measurement systems (e.g., UBS-internal reporting, management reviews, impact measurements)

–   Assessment and testing of controls

Results from such evaluations may lead to potential adjustments to our approaches. No significant adjustments were made in 2018.

Information relevant to specific material topics

Indirect economic impacts

This topic is partly covered by UBS’s community affairs activities. However, there is a much larger component that includes the financing of companies by the Investment Bank worldwide as well as the specific (economic) role UBS holds as the largest bank in Switzerland. In Switzerland, UBS’s indirect economic impact is determined for instance through its business relations to more than 120,000 companies (including more than 90% of the largest 250) or to every third pension fund & pension-related institution. Further indirect economic impact is realized through its employees throughout the country (more than 20,000) and the USD 2.45 billion of goods and services our firm purchased from 11,000 suppliers in 2018.

Digital innovation

UBS’s investments in digitalization are designed to enhance and differentiate the client experience and product excellence the firm offers, while accelerating effectiveness and efficiency. Digital innovation is a focus across the firm, both within the business divisions (e.g., product development) and Corporate Center (notably within the Chief Operating Officer area).

Employee topics

This section covers the management approach for the following topics: employment, training and education, diversity and equal opportunity, non-discrimination, and working culture and environment. The following information is provided in addition to the “Employees” sub-section in the “Our strategy, business model and environment“ section of the UBS Annual Report 2018, where we describe these topics and how we manage them. The purpose of our management approach is to engage and enable our employees to meet clients’ needs while, in general, positively impacting our employees.

Group policies are global and apply to all employees. Additionally, there are local policies to address specific local requirements, where applicable. Refer to “Key policies and guidelines” section for further information.

Our objectives are provided in the “Our employees“ and the “UBS sustainability objectives and achievements 2018 and sustainability objectives 2019“ sections of this document.

The firm’s BoD, GEB, Group COO and Head Group HR specifically have responsibility for defining and executing an HR strategy aligned to UBS’s objectives and positioning the firm as an employer of choice. This includes advisory HR services to employees as well as strategic advice to managers and executives to support them in attracting, engaging, developing and retaining talent.

The BoD’s CCRC regularly and critically reviews developments in key HR areas, notably workforce developments, including diversity and inclusion. The CCRC’s oversight role has been included in the Organization Regulations of UBS Group AG.

With regard to evaluating our management approach, and in addition to the measures outlined above, where results indicate we could do better, we undertake focused initiatives to identify where we need to take action. Each initiative has associated analysis, communication and accountability elements to ensure that we can continue to build on strengths but especially so we can improve on areas of relative weakness or concern. This may also include changes to goals or specific targets.

Appendix

Impact of material GRI topics

This table lists those GRI topics that we have identified as material and additional topics identified as material in the UBS GRI-based materiality assessment (see above). The table shows the level of involvement we believe our firm has with the economic, social or environmental impacts (positive or negative) that may occur in relation to the respective material topic. For every topic, the table shows our assessment of whether UBS’s involvement with the impacts of such topic upon the economy, society or environment is direct, indirect or limited.

UBS sustainability objectives and achievements 2018 and sustainability objectives 2019

Objectives and achievements 2018

UBS in society

For our reporting against the UBS in society mid-term (end of 2020) targets, please refer to page 32 of this UBS GRI Document.

Material GRI topics	Objectives 2018	Achievements 2018	Status
GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio	Climate commitment Disclosure: Align UBS’s disclosure with the Financial Stability Board (FSB) Task Force on climate-related financial disclosure (TCFD) recommendations.

We regularly report on the implementation of our climate strategy. Since our 2017 reporting published in March 2018, we follow the recommendations on climate-related disclosures provided by FSB’s TCFD. We worked on further aligning with TCFD for the financial year 2018 reporting.

Achieved

Execute on 2020 greenhouse gas reduction (GHG) target and operational environmental targets for energy, water, paper and waste to maintain external ratings (including execution of the RE100 implementation plan)[1]:

		Overall on track to achieve 2020 GHG and operational environmental targets.	On track
	• Reduce energy by 5% below 2016 level	• Energy consumption reduced by 12%.
	• Increase share of renewable electricity to 100%	• 59% of UBS’s worldwide electricity consumption was sourced from renewable energy.
	• Reduce GHG emissions by 75% below 2004 level	• Total GHG emissions reduced by 63% from baseline year 2004.
	• Reduce water consumption by 5% below 2016 level	• Water consumption reduced by 18%, compared with 2016.
	• Reduce paper consumption per full-time employee (FTE) by 5% below 2016 level	• Paper consumption per FTE reduced by 20%.
	• Increase share of sustainable (Forest Stewardship Council (FSC) or recycled) paper to 90%	• 80% of all paper consumption was from recycled or FSC-certified sources.
	• Reduce waste per FTE by 5% below 2016 level	• Waste per employee reduced by 15% from baseline year 2016.
	• Increase waste recycling ratio to 60%	• Waste recycling ratio was at 51%.

Continue to apply the CO2 levy to support small and medium-sized enterprises (SMEs) in their upgrade to reduce C02 emissions with existing initiatives (e.g., SME energy check, UBS leasing initiative for vehicles, UBS leasing initiative for production machines, e-Mobility initiative) and allocate approx. 25% of 2018 budget to new initiatives surrounding climate change.

UBS SME efficiency bonus for energy reduction plan with overall energy savings of 48,000 MWh / a, equivalent to the annual energy consumption of approximately 2,500 single-family homes.

Eight strategic advisor and financing transactions executed for Switzerland's Energy Strategy 2050.

Twenty-six E-Mobility charging stations were installed at UBS locations throughout Switzerland.

Achieved
FS Audit	Execute firm-wide ISO 14001 surveillance audit and ensure continued certification by addressing audit findings.	ISO 14001/50001 surveillance audit passed with all 2017 audit outcomes being addressed and closed.	Achieved

1 Reporting period 2018 (1 July 2017 – 30 June 2018)

Appendix

Material GRI topics	Objectives 2018	Achievements 2018	Status
FS Audit	External disclosure based on the Global Reporting Initiative (GRI):		Partly achieved
	• Move UBS sustainability disclosure from GRI G4 to GRI Standards	• Sustainability disclosure in accordance with new GRI Standards published in March 2018.
	• Undertake survey of clients for 2018 GRI-based materiality assessment	• Survey of clients postponed to 2019 (to be included in general stakeholder survey). Certain pertinent information drawn from other client-related sources (e.g., Investor Watch).
	• Align UBS’s disclosure with FSB TCFD recommendations	• Disclosure further aligned with TCFD in financial year 2018 reporting, as commenced in 2017 reporting.
FS Product Portfolio; FS Active Ownership	Organize at least one roundtable with civil society organizations on environmental and social topics of key relevance to UBS.	Civil society representatives were key contributors to the Policy Outlook roundtable, hosted by UBS in October 2018, on major sustainability topics, notably climate change and human rights.	Achieved
GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	Launch of a revised UBS responsible supply chain guideline.	Guideline revised and launched.	Achieved
FS Product Portfolio; FS Active Ownership	Sustainable investments/ESG integration:
	• Direct USD 5 billion of client assets into new SDG-related impact investments to help mainstream the asset class and its contribution to the SDGs (by 2021).	• USD 1.9 bn of client assets were directed into SDG-related impact investments.	On track
	• Launch new SI strategic asset allocation (SAA). As part of rollout provide/ensure training to client advisors, information to clients and a successful transition from old to new SAA assets.	• New dedicated SI SAA are live since January 2018. Discretionary mandates and strategy funds based on the new SI SAA have been launched.	Achieved
• Launch unique and exclusive SI product collaborations (i.e., World Bank, Hermes, etc.).

•       Several SI product collaborations have been launched, including:

☐     a new index family on Development Bank bonds has been developed and launched in collaboration with Solactive.

☐     Two impact investment funds have been launched.

☐     Align17, a third-party digital marketing place of impact investments, has been launched.

	• Develop new sustainability focus strategies offering.	• Launch of several investment products, among them the Global Climate Aware fund and the US Sustainable Equities.

•       Engage with sophisticated institutional clients on sustainable and impact investing. Position AM as the SI partner for sophisticated institutional clients, including thought leadership and helping them implement SI solutions.

• Participation at ten key events spread globally, such as NZZ Swiss International Finance Forum, SRI conferences, Ticker Club Canada, IIGCC events, FundForum Amsterdam, PRI in Person, RI events.
	• Integrate material ESG data into fundamental research used for actively managed equity and fixed income strategies.	• Substantial increase of Asset Management's ESG-integrated assets under management, which more than tripled from over USD 63 bn in 2017 to over USD 200 bn.

Material GRI topics	Objectives 2018	Achievements 2018	Status
FS Product Portfolio; FS Active Ownership	Establish and curate key industry partnerships with academia and key business partners.	• “Navigating Climate scenario analysis“ paper based on the Institutional Investors Group on Climate Change (IIGCC) working group published. • Publication of MSCI and UBS SI handbook for investors.	Achieved
FS Product Portfolio; FS Active Ownership	Training and skills:	All relevant staff trained on the integration and stewardship approach on an ongoing basis.	Achieved
• Further develop SI proprietary research. Increased asset class coverage for both equity and fixed income.
• Execute divisional trainings in order to support implementation of Mainstreaming Sustainable Performance initiative.
GRI 203: Indirect Economic Impacts	• Pioneer two to three new ways to finance international aid in partnerships with bilateral or multi-lateral agencies, foundations and / or the private sector.

•       Following the success of the UBS Optimus Foundation's Educate Girls Development Impact Bond (DIB), the world’s first in education, two further DIBs were launched, the Education DIB and the Utkrisht DIB, the world’s first DIB in mother and child health care and the largest DIB (per end of 2018).

Achieved
• Raise at least CHF 30 million through these new partnerships or philanthropic products.

•       More than CHF 35 million (USD 36 million) could be raised through partnerships and philanthropic products. Several multi-year partnerships developed around core Optimus partners (Freedom Fund, End Fund, Legatum, Give Directly, Youth Zone, plus others).

FS Product Portfolio; FS Active Ownership	Continue to build the Global Philanthropy Community to grow beyond 400 members and create value by:	Over 470 philanthropists and social impact investors are members of the Global Philanthropy Community:	Partly achieved
	• facilitating 50 connections amongst community members	• 29 new connections established between at least 56 different members (excl. the connections made in person at the philanthropy forums, which are not trackable)
	• testing/learning how to best build "co-creation platforms" that engage leading global philanthropists with UBS clients and prospects to achieve meaningful social impact through expertise and funding	• One workshop/collaboration platform executed on the value of philanthropically investing for the benefit of teenage girls
FS Product Portfolio; FS Active Ownership	Maintain and build the success of the UBS Global, Asian and America Philanthropy Forums for Global ultra high net worth (UHWN) clients and prospects. Evidence-based on UBS marketing event data.	More than 400 ultra high net worth individuals or philanthropists attended UBS Philanthropy Forums in the Americas, Asia and Switzerland.	Achieved
GRI 203: Indirect Economic Impacts	Achieve a volunteering rate of 40% of employees by the end of 2020, with 40% of volunteers’ time directed at skills-based programs.	36% of the UBS workforce volunteered and 45% of volunteer hours were skills-based.	On track
FS Product Portfolio; GRI 203: Indirect Economic Impacts	Global Visionaries: Achieve 2,000 client touch points with Global Visionaries program.	3,865 client touch points reached in 26 events.	Achieved

Appendix

Other areas

Material GRI topics	Objectives 2018	Achievements 2018	Status
GRI 201: Economic Performance; Operational efficiency and effectiveness	Performance targets and capital guidance for the Group for the 2018-2020 period:
	• Cost/income ratio <75%[1]	• Adjusted cost/income ratio: 77% •	Not achieved
	• ~15% return on tangible equity (RoTE), excluding deferred tax assets (DTAs)[1]	• Adjusted return on tangible equity excl. deferred taxes and DTAs: 13.8%	Partly achieved
	• ~13% fully applied CET1 capital ratio	• CET1 capital ratio: 13.1%	Achieved
	• ~3.7% fully applied CET1 leverage ratio	• CET1 leverage ratio: 3.8%	Achieved
GRI 205: Anti-Corruption	Review UBS’s financial crime framework to ensure that emerging risks are reflected.	Review of UBS's Financial Crime framework was conducted to ensure that emerging risks are reflected.	Achieved
GRI 401: Employment; Working culture and environment

Build engagement and strengthen our corporate culture

•       Invest in large-scale culture programs across the organization

•       Measure, foster and recognize culture-building behaviors

•       Remain an employer of choice for people at all career stages

•       Maintain attractiveness to external talent and a highly motivated workforce

•       Focus on internal mobility and provide long-term career prospects

We measure our culture-building progress through regular employee surveys. In 2018, responses indicated that employee engagement, appreciation for our talent management practices and pride in working at UBS were at or above the norm for high-performing organizations.

We are widely recognized as an employer of choice and received various top-employer honors in 2018.

Internal mobility remained a key priority in 2018, as it builds cross-firm connections, increases engagement and enables employees to leverage existing skills and develop new ones. We further enhanced our suite of in-house recruitment tools during the year to better match internal talent with open roles, and developed specialized line manager training to increase their effectiveness.

On track
GRI 404 Training and Education

Effectively develop, manage and retain our talent

•       Provide a wide range of learning opportunities to meet the needs of employees at all levels

•       Prepare current and future leaders for enhanced responsibilities and leadership excellence

In 2018, UBS University transformed its offering to better connect employees with global trends, transform their businesses and improve their leadership skills. Monthly recommended learning picks enable employees to explore a wide variety of topics. Our permanent employees completed approximately 812,000 learning activities in 2018, including mandatory training on compliance, business and other topics. This averaged to 11.9 training sessions, or 1.76 training days, per employee.

On track
GRI 404: Training and Education; GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination	Strengthen our diverse and inclusive workplace • Aspiration to increase the ratio of women in management roles to one-third • Support activities focused on increasing the inclusiveness of our culture

Our diverse workforce and inclusive culture are critical to our long-term success. Already diverse in many ways, we are committed to further increasing our diversity and to ensuring equal opportunities for all employees. We are especially focused on hiring, retaining and promoting more women across the firm, with a stated aspiration to increase the representation of women in management roles to one third. In 2018, we increased the number of women at all ranks.
Our award-winning UBS Career Comeback Program, already established in the UK, US and Switzerland, was extended to India in 2018. In addition to our strategic initiatives, every year we sponsor numerous activities to promote inclusiveness. For example, this year we became a supporter of the UN LGBTI Standards of Conduct for Business, a set of anti-discrimination guidelines. Additionally, our employee networks regularly host events focused on gender, culture, disability, LGBTI/Pride, parental leave, elder care and other topics. In 2018, we sponsored 43 employee networks globally.

On track

1 Annual target

Material GRI topics	Objectives 2018	Achievements 2018	Status
Client experience	• Develop a new tool to handle client complaints.	• Process to develop new tool under way.	On track
	• Undertake first steps to align client complaint process with the Financial Services Act (FIDLEG).	• Alignment process under way.
GRI 417: Marketing and Labeling	Suitability:

•       Implement the revised Global Suitability Standards in all locations and, for locations where a standard will not be met, place a deviation request for approval by the responsible risk committees and by the policy owner.

		• Revised Global Suitability Standards implemented.	Achieved
	• Implement the new Swiss FIDLEG law applicable to financial service delivery in Switzerland.	• Implementation of Swiss FIDLEG under way (FIDLEG enters into force on 1 Jan 2020).	On track
GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance

Review and refine where necessary UBS's existing Conduct Risk Framework to ensure conduct risks are understood and managed to the risk appetite for each Business Division and Corporate Center function.

		Conduct Risk Framework fully integrated into ongoing risk assessment and semi-annual control, with further refinements under way.	On track
Digital innovation	Expenditure on technology of at least 10% of the Group’s revenues for the foreseeable future.	In 2018, UBS spent approx. USD 3.5 billion on technology and we expect to maintain around this level of annual spend through 2021.	Achieved

Appendix

Objectives 2019

UBS in society

UBS is committed to creating long-term positive impact for clients, employees, investors and society. We intend to make sustainable performance the standard across our firm and part of every client conversation. To implement our strategy, we have defined firm-wide goals that we plan to achieve by the end of 2020.

Please refer to page 32 of this GRI Document for an overview of these mid-term goals. Our 2019 UBS in society objectives are aligned to these mid-term goals.

Material GRI topics	Objectives 2019
FS Product Portfolio; FS Active Ownership

Sustainable investments / finance:

•       Make progress towards our mid-term goal to direct USD 5 billion of client assets into new SDG-related impact investments to help mainstream the asset class and its contribution to the SDGs (by 2021)

•       GWM to launch at least two private markets impact investing products

•       AM and GWM to further support the sustainable and impact investing cause (e.g., internal/external communication, events, research and whitepapers)

•       IB to maintain leadership position in ESG Integration / Sustainable Investing research through the collaborative delivery of differentiated content and client events

•       Further strengthen the collaboration to establish UBS Asset Management as SI leader in the industry

•       AM to launch SI products and solutions both in the active and passive space

•       AM to strengthen the company engagement approach focusing on climate action and impact categories in order to improve the sustainability performance of our investments

GRI 203: Indirect Economic Impacts

Pioneer two to three new ways to finance international aid in partnership with bilateral or multilateral agencies, foundations and/or the private sector

Raise at least CHF 30m through these new partnerships or philanthropic products.

FS Product Portfolio; FS Active Ownership	Continue to build the Global Philanthropists Community (GPC) to grow beyond 500 members and create value by facilitating 50 connections amongst community members.
GRI 203: Indirect Economic Impacts	Make progress towards our mid-term goal to achieve a volunteering rate of 40% of employees by the end of 2020, with 40% of volunteers’ time directed at skills-based programs.
FS Product Portfolio; GRI 203: Indirect Economic Impacts	Achieve 2,000 client touch points with Global Visionary program.
FS Audit	Strengthen UBS’s long-term value creation (LTVC) case for investors by supporting the integration of LTVC report into Annual Report.
All	Increase ESG engagement with UBS investors by participating in at least two ESG investor events/roadshows.
FS Audit	Execute firm-wide ISO 14001 surveillance audit and ensure continued certification by addressing audit findings.

Material GRI topics	Objectives 2019
GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio

Climate strategy:

•       Further aligning UBS’s risk appetite with reduction path under Paris Agreement and refine climate risk methodologies

•       Continue to apply the CO2-levy to existing initiatives supporting especially small and medium-sized enterprises (SMEs) in their upgrade to reduce
C02 emissions. Allocate budget to new sustainability initiatives across segments in Personal & Corporate Banking.

Execute on 2020 greenhouse gas/energy reduction target and RE100 implementation plan:

•       Reduce Greenhouse gas (GHG) emissions by 75% below 2004 level

•       Reduce energy by 5% below 2016 level[1]

•       Increase share of renewable electricity to 100% by June 30, 2020

–     Execute on 2020 operational environmental targets for water, paper and waste:

•       Reduce water consumption by 5% below 2016 level[3]

•       Reduce paper consumption per FTE by 5% below 2016 level[3]

•       Increase share of sustainable (FSC/recycled) to 90%

•       Reduce waste per FTE by 5% below 2016 level[3]

•       Increase waste recycling ratio to 60%

FS Product Portfolio; FS Active Ownership	Simplify ESR checks and processes in onboarding and periodic Know Your Client (KYC) reviews and train approx. 50% of relevant target groups.
GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	Further improve approach to assess vendors and enhance UBS Responsible Supply Chain Standard.

1 Target for 2020 has already been achieved, but needs to be reassessed each year.

Appendix

Other areas

Material GRI topics	Objectives 2019
GRI 201: Economic Performance; Operational efficiency and effectiveness	• Reported return on CET1 capital of ~15% for 2019, with an ambition to improve to ~17% by 2021 • Adjusted cost/income ratio of ~ 77% for 2019, with an ambition to improve to ~ 72% by 2021
GRI 205: Anti-Corruption	Review UBS’s financial crime framework to ensure that emerging risks are reflected.
GRI 401: Employment; Working culture and environment

Build engagement and strengthen our corporate culture

•       Reinforce the culture programs across the organization

•       Promote feedback culture and measure, foster and recognize UBS behaviors of integrity, collaboration and challenge

Remain an employer of choice for people at all career stages

•       Attract the right external talent and maintain a highly motivated workforce

•       Continue to foster internal mobility and provide long-term career prospects

GRI 404 Training and Education

Effectively develop, manage and retain our talent

•       Curate and modernize the UBS University learning offering to continue to enhance learner experience

•       Prepare current and future leaders for enhanced responsibilities in an ever-evolving banking and working environment

GRI 404: Training and Education; GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination	Strengthen our diverse and inclusive workplace • Aspiration to increase the ratio of women in management roles to one-third • Expansion of understanding and skill base around Inclusive Leadership
Client experience

•       Implement new tool to handle client complaints as well as requests in connection with FADP/EU GDPR

•       Finalize alignment of complaint process with FIDLEG

•       Define rules/processes for handling data requests under FIDLEG

GRI 417: Marketing and Labeling

Suitability:

•       Implement the new Swiss FIDLEG law applicable to financial service delivery in Switzerland

•       Implement the 2018 ESMA Guidelines on certain aspects of MIFID II suitability requirements for MIFID-affected clients

GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Maintain an effectively designed and operating conduct risk framework with standards consistently applied across all businesses, functions and regions
Digital innovation	Technology spending to be maintained at current levels (~3.5 bn CHF) with a focus on advanced technology to enable business growth and innovation and create further efficiencies.

UBS in society management indicators

UBS in society management indicators
	For the year ended			% change from
	31.12.2018	31.12.2017	31.12.2016	31.12.2017
Personnel in specialized units/functions (full time equivalents)[1]	135	108	90	25
Awareness raising[2]
Training participation (headcounts)	43,722	68,955	78,044	(37)
Specialized training[3]
Training participation (headcounts)	11,821	9,460	13,931	25
External audits[4]
Audit participation (headcounts)	135	203	100	(33)
Auditing time (calendar days on site)	25	35	13	(30)
Internal audits[5]
Audit participation (headcounts)	437	537	292	(19)
Auditing time (person days)	572	875	592	(35)

1 Employees that are part of the UBS in society organization and / or have specialized knowledge relevant for the UBS in society management system.    2  Decrease due to change in roll-out frequency of mandatory conduct and culture training.    3  Specialized training is provided to employees in front-office and support functions who are dealing directly with UBS in society aspects in everyday business processes.    4ISO 14001, ISO 50001, ISO 14064 and Global Reporting Initiative (GRI).  5 Audits / reviews conducted by specialized internal units. The implementation of environmental and social risk policies is also audited by Group Internal Audit.

Appendix

Direct economic value generated and distributed
by UBS Group AG consolidated in 2018

USD million	31.12.2018
Operating income	30,213
Operating expenses	24,222
of which Personnel expenses	16,132
of which Community investments	41
2017 dividends paid on UBS shares	2,440
Tax expenses, excluding deferred taxes	1,044
Economic value retained	2,507

Global Reporting Initiative Content Index 2018

This content index refers to the Global Reporting Initiative (GRI) Standards issued by the Global Sustainability Standards Board in 2016 and the Financial Services Sector Supplements, which form together a voluntary reporting framework that provides guidance on how organizations can disclose their sustainability performance.

UBS’s reporting has been reviewed by Ernst & Young Ltd (EY) against the GRI Standards. The content has been prepared in accordance with the comprehensive option as evidenced in the EY assurance report. The limited assurance by EY covered all items of the GRI Content Index.

Guidance

Disclosure              Number and title of disclosure

Reference               Referenced text which covers the GRI Standard

Page                        Page reference in the UBS Annual Report 2018 or UBS GRI Document 2018

Note

Topics in the index that do not feature a management approach are not material, but are reported on a voluntary basis (selected indicators only).

All references to the Annual Report 2018 are referring to the combined UBS Group AG and UBS AG Annual Report 2018 available on www.ubs.com/investors.

Appendix

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures	102–1 Name of organization	Corporate information	Annual Report 2018 / 5
	102–2 Activities, brands, products, and services	Our strategy Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank Corporate Center	GRI Document 2018 / 6 GRI Document 2018 / 10–11 GRI Document 2018 / 12–13 GRI Document 2018 / 14–15 GRI Document 2018 / 16–17 GRI Document 2018 / 18
	102–3 Location of headquarters	Corporate information	Annual Report 2018 / 5
102–4 Location of operations

Global Wealth Management

Personal & Corporate Banking

Asset Management

Investment Bank

Our integrated workforce strategy

Further information reg. locations, incl. list of all UBS Branches worldwide can be found under https://www.ubs.com/global/en/
about_ubs/about_us/locations.html

GRI Document 2018 / 10–11 GRI Document 2018 / 12–13 GRI Document 2018 / 14–15 GRI Document 2018 / 16–17 GRI Document 2018 / 27
	102–5 Ownership and legal form	Corporate information Significant shareholders	Annual Report 2018 / 5 Annual Report 2018 / 222-223
	102–6 Markets served	Our strategy Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank	GRI Document 2018 / 6 GRI Document 2018 / 10–11 GRI Document 2018 / 12–13 GRI Document 2018 / 14–15 GRI Document 2018 / 16–17
	102–7 Scale of the organization	Our key figures Note 2a Segment reporting Note 2b Segment reporting by geographic location	Annual Report 2018 / 6-7 Annual Report 2018 / 381–384 Annual Report 2018 / 385
	102–8 Information on employees and other workers	Our employees Employees	GRI Document 2018 / 75–81 GRI Document 2018 / 27–29
	102–9 Supply chain	Our stakeholders – Suppliers Responsible supply chain management	GRI Document 2018 / 44 GRI Document 2018 / 70–71
102–10 Significant changes to the organization and its supply chain

Our evolution

Note 1b Changes in accounting policies, comparability and other adjustments excluding the effects of adoption of IFRS9

Note 32 Changes in organization and acquisitions, sales and disposals of subsidiaries and businesses

Our integrated workforce strategy

Annual Report 2018 / 12–13 Annual Report 2018 / 362–366 Annual Report 2018 / 497 GRI Document 2018 / 27
	102–11 Precautionary Principle or approach	Risk management and control Key policies and guidelines	Annual Report 2018 / 119–172 GRI Document 2018 / 35–36
	102–12 External initiatives	External commitments and memberships Advancing sustainability in the financial sector	GRI Document 2018 / 74 GRI Document 2018 / 57–58
	102–13 Membership of associations	See 102–12	GRI Document 2018 / 74 GRI Document 2018 / 57–58
	102–14 Statement from senior decision–maker	Chairman’s statement	GRI Document 2018 / 3

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures	102–15 Key impacts, risks, and opportunities	Our strategy, business model and environment Risk management and control Risk evaluation Objectives and achievements 2018 Objectives 2019 Sustainability governance	GRI Document 2018 / 5–32 Annual Report 2018 / 119–172 GRI Document 2018 / 142 GRI Document 2018 / 115–119 GRI Document 2018 / 120–122 GRI Document 2018 / 34
	102–16 Values, principles, standards, and norms of behavior	Our Code of Conduct and Ethics Key policies and guidelines Our corporate culture 3 keys	GRI Document 2018 / 96–99 GRI Document 2018 / 35–36 GRI Document 2018 / 27 Annual Report 2018 / 1
	102–17 Mechanisms for advice and concerns about ethics	Our Code of Conduct and Ethics Key policies and guidelines Quality feedback management system Grievance mechanisms	GRI Document 2018 / 96–99 GRI Document 2018 / 35–36 GRI Document 2018 / 41 GRI Document 2018 / 113
	102–18 Governance structure	Board of Directors Group Executive Board Charter of the Corporate Culture and Responsibility Committee Sustainability governance	Annual Report 2018 / 230–242 Annual Report 2018 / 243–248 GRI Document 2018 / 100 GRI Document 2018 / 34
	102–19 Delegating authority	Charter of the Corporate Culture and Responsibility Committee Sustainability governance	GRI Document 2018 / 100 GRI Document 2018 / 34
	102–20 Executive-level responsibility for economic, environmental, and social topics	Sustainability governance Charter of the CCRC	GRI Document 2018 / 34 GRI Document 2018 / 100
	102–21 Consulting stakeholders on economic, environmental, and social topics	Chairman’s statement Our stakeholder management Shareholders’ participation rights Corporate calendar UBS Group AG Our stakeholders – Employees	GRI Document 2018 / 3 GRI Document 2018 / 41–49 Annual Report 2018 / 228–229 Annual Report 2018 / 5 GRI Document 2018 / 41–42
	102–22 Composition of highest governance body	Board of Directors Group Executive Board Sustainability governance	Annual Report 2018 / 230–242 Annual Report 2018 / 243–248 GRI Document 2018 / 34
	102–23 Chair of the highest governance body	Not relevant to UBS (two-tiered board structure) Board of Directors	Annual Report 2018 / 230–242
102–24 Nominating and selecting the highest governance body

Sustainable performance and compensation

Board of Directors

Elections and terms of office

Organizational principles and structure

Governance and Nominating Committee

Skills, expertise and training of the Board of Directors

GRI Document 2018 / 36–37 Annual Report 2018 / 230–242
	102–25 Conflicts of interest	Key policies and guidelines (Code of Conduct and Ethics) Important business connections of independent members of the Board of Directors	GRI Document 2018 / 35–36 Annual Report 2018 / 240
	102–26 Role of highest governance body in setting purpose, values, and strategy	Sustainability governance Charter of the CCRC Chairman’s statement	GRI Document 2018 / 34 GRI Document 2018 / 100 GRI Document 2018 / 3
	102–27 Collective knowledge of highest governance body	Skills, expertise and training of the Board of Directors	Annual Report 2018 / 241

Appendix

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures	102–28 Evaluating the highest governance body’s performance	Organizational principles and structure Sustainable performance and compensation	Annual Report 2018 / 235 GRI Document 2018 / 36–37
	102–29 Identifying and managing economic, environmental, and social impacts	Sustainability governance Charter of the Corporate Culture and Responsibility Committee Chairman’s statement Our stakeholder management	GRI Document 2018 / 34 GRI Document 2018 / 100 GRI Document 2018 / 3 GRI Document 2018 / 41–49
	102–30 Effectiveness of risk management processes	Charter of the Corporate Culture and Responsibility Committee	GRI Document 2018 / 100
	102–31 Review of economic, environmental, and social topics	Board of Directors – CCRC	Annual Report 2018 / 238
	102–32 Highest governance body’s role in sustainability reporting	Charter of the Corporate Culture and Responsibility Committee	GRI Document 2018 / 100
	102–33 Communicating critical concerns	Sustainability governance Charter of the CCRC Chairman’s statement Global whistleblowing policy and procedures	GRI Document 2018 / 34 GRI Document 2018 / 100 GRI Document 2018 / 3 GRI Document 2018 / 35
	102–34 Nature and total number of critical concerns	Materiality under GRI Standards Our stakeholders Note: Due to the diverse nature and sources of critical concerns it is not possible to report their total number.	GRI Document 2018 / 44–49 GRI Document 2018 / 41–44
	102–35 Remuneration policies	Compensation Report 2018 Sustainable performance and compensation	Annual Report 2018 / 254–303 GRI Document 2018 / 36–37
	102–36 Process for determining remuneration	Compensation Report 2018	Annual Report 2018 / 254–303
102–37 Stakeholders’ involvement in remuneration

Our stakeholders

Shareholders’ participation rights

Corporate calendar UBS Group AG

Compensation report – Overview of the performance assessment measures

Shareholder engagement and say on pay

Employees

Note: Voting results of AGMs are published on www.ubs.com/agm

GRI Document 2018 / 41–44 Annual Report 2018 / 228–229 Annual Report 2018 / 5 Annual Report 2018 / 279 Annual Report 2018 / 258–261 GRI Document 2018 / 41–42
102–38 Annual total compensation ratio

Reason for omission: Not disclosed due to confidentiality

Compensation for the CEO, the highest paid GEB member, total compensation for GEB members, compensation for the BoD members, including the Chairman, and compensation for employees other than GEB members are disclosed in the Compensation Report 2018.

Annual Report 2018 / 254–303
102–39 Percentage increase in annual total compensation ratio

Reason for omission: Not disclosed due to confidentiality

Compensation increase for the CEO, the highest paid GEB member, total compensation for GEB members, compensation for the BoD members, including the Chairman, and general employee compensation for employees other than GEB members are disclosed in the Compensation Report 2018.

Annual Report 2018 / 254–303

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures	102–40 List of stakeholder groups	Our stakeholders Materiality under GRI Standards	GRI Document 2018 / 41–44 GRI Document 2018 / 44–49
	102–41 Collective bargaining agreements	Employee representation	GRI Document 2018 / 42
	102–42 Identifying and selecting stakeholders	See 102–40	GRI Document 2018 / 41–44 GRI Document 2018 / 44–49
	102–43 Approach to stakeholder engagement	See 102–40	GRI Document 2018 / 41–44 GRI Document 2018 / 44–49
	102–44 Key topics and concerns raised	See 102–40	GRI Document 2018 / 41–44 GRI Document 2018 / 44–49
102–45 Entities included in the consolidated financial statements

Our external reporting approach

Our evolution

Note 1 Summary of significant accounting policies

Note 31 Interests in subsidiaries and other entities

Note: Except where clearly identified, all of UBS’s sustainability information referenced in this GRI index is presented on a consolidated basis under IFRS requirements for financial reporting for the UBS Group AG.

Annual Report 2018 (at the very beginning of the report) Annual Report 2018 / 12–13 Annual Report 2018 / 331–380 Annual Report 2018 / 489–496
	102–46 Defining report content and topic boundaries	Information policy Our stakeholders Materiality under GRI Standards Impact of material GRI topics	Annual Report 2018 / 252–253 GRI Document 2018 / 41–44 GRI Document 2018 / 44–49 GRI Document 2018 / 114
	102–47 List of material topics	Material GRI topics 2018	GRI Document 2018 / 47
	102–48 Restatements of information	None
	102–49 Changes in reporting	We have reduced the list of material topics in 2018. For details see: Materiality under GRI Standards	GRI Document 2018 / 44–49
	102–50 Reporting period	01.01.2018–31.12.2018
	102–51 Date of most recent report	19.03.2018
	102–52 Reporting cycle	Financial reporting: quarterly Sustainability reporting: annually
	102–53 Contact point for questions regarding the report	Questions related to Annual Report: Contacts Questions related to sustainability reporting: Contacts	Annual Report 2018 / 5 GRI Document 2018 / 2
	102–54 Claims of reporting in accordance with the GRI standards	GRI content index Independent assurance report by EY	GRI Document 2018 / 125 GRI Document 2018 / 90–91
102–55 GRI content index
	102–56 External assurance	Auditors Management’s report on internal control over financial reporting Independent assurance report by EY About this GRI Document	Annual Report 2018 / 250–251 Annual Report 2018 / 308–319 GRI Document 2018 / 90–91 GRI Document 2018 / 2

Appendix

GRI Standard	Disclosure	Reference	Page
Economic Performance
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Our strategy

Performance targets and measurement

Our key figures

Group Internal Audit

Organizational principles and structure

Our climate strategy

Charter of the Corporate Culture and Responsibility Committee

Sustainability governance

Objectives 2019

Objectives and achievements 2018

Information relevant to all material topics

GRI Document 2018 / 6

GRI Document 2018 / 7–8

Annual Report 2018 / 6–7

Annual Report 2018 / 251

Annual Report 2018 / 235

GRI Document 2018 / 37–40

GRI Document 2018 / 100

GRI Document 2018 / 34

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
GRI 201 Economic Performance	201–1 Direct economic value generated and distributed

Direct economic value generated and distributed by UBS Group AG consolidated in 2018

Income statement

Statement of cash flows

Note 6 Personnel expenses

Note 7 General and administrative expenses

Note 8 Income taxes

Our communities

Our stakeholders – Suppliers (total purchase amount)

GRI Document 2018 / 124

Annual Report 2018 / 320

Annual Report 2018 / 329–330

Annual Report 2018 / 390

Annual Report 2018 / 390

Annual Report 2018 / 391–394

GRI Document 2018 / 83–87

GRI Document 2018 / 44

	201–2 Financial implications and other risks and opportunities for the organization’s activities due to climate change	Our climate strategy Refer to Submission to the CDP climate change questionnaire for further information	GRI Document 2018 / 37–40
	201–3 Defined benefit plan obligations and other retirement plans	Note 29 Pension and other post-employment benefit plans	Annual Report 2018 / 466–480
	201–4 Financial assistance received from government	UBS did not receive any significant monetary support from governments in 2018
Indirect Economic Impacts
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Sustainability governance Society Indirect economic impacts Objectives 2019 Objectives and achievements 2018 Information relevant to all material topics	GRI Document 2018 / 34 GRI Document 2018 / 30–32 GRI Document 2018 / 113 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119 GRI Document 2018 / 113
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113

GRI Standard	Disclosure	Reference	Page
GRI 203 Indirect Economic Impacts	203–1 Infrastructure investments and services supported	Our communities	GRI Document 2018 / 83–87
	203–2 Significant indirect economic impacts	Indirect economic impacts Swiss SRB total loss-absorbing capacity framework Personal & Corporate Society For further information see also Switzerland and UBS – Strong partners	GRI Document 2018 / 113 Annual Report 2018 / 196–198 GRI Document 2018 / 12–13 GRI Document 2018 / 30–32 http://www.ubs.com/ strongpartners
Anti–corruption
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Sustainability governance Policies to combating financial crime Combating financial crime Objectives 2019 Objectives and achievements 2018 Information relevant to all material topics	GRI Document 2018 / 34 GRI Document 2018 / 35 GRI Document 2018 / 71 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119 GRI Document 2018 / 113
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
GRI 205 Anti–corruption	205–1 Operations assessed for risks related to corruption	Combating financial crime	GRI Document 2018 / 71
	205–2 Communication and training about anti–corruption policies and procedures	Sustainability-related training and raising awareness Responsible supply chain management – Committing suppliers to comply with our standards	GRI Document 2018 / 82 GRI Document 2018 / 70–71
205–3 Confirmed incidents of corruption and actions taken

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

Annual Report 2018 / 413–420
Anti–competitive Behavior
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Risk appetite framework Operational risk Our Code of Conduct and Ethics Objectives 2019 Objectives and achievements 2018 Information relevant to all material topics	Annual Report 2018 / 125–128 Annual Report 2018 / 170–172 GRI Document 2018 / 96–99 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119 GRI Document 2018 / 113
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
GRI 206 Anti-competitive Behavior	206–1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	See GRI 419–1

Appendix

GRI Standard	Disclosure	Reference	Page
Materials
GRI 301 Materials	301–1 Materials used by weight or volume.	Paper is the only relevant material for this indicator In-house environmental management – Paper	GRI Document 2018 / 65–66
	301–2 Recycled input materials used	Paper is the only relevant material for this indicator In-house environmental management – Paper	GRI Document 2018 / 65–66
Energy
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Sustainability governance

Sustainability-related training and raising awareness

UBS in society management indicators

Our climate strategy

Environmental targets and performance in our operations

UBS in society constitutional document

Objectives 2019

Objectives and achievements 2018

Information relevant to all material topics

Refer to Submission  to the CDP climate change questionnaire for further information

GRI Document 2018 / 34

GRI Document 2018 / 82

GRI Document 2018 / 123

GRI Document 2018 / 37–40

GRI Document 2018 / 63

GRI Document 2018 / 101–103

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificates	GRI Document 2018 / 113 GRI Document 2018 / 92–95
GRI 302 Energy	302–1 Energy consumption within the organization	GHG emissions Energy consumption Environmental indicators Reporting standards and methodologies	GRI Document 2018 / 62 GRI Document 2018 / 63 GRI Document 2018 / 68 GRI Document 2018 / 67
	302–2 Energy consumption outside of the organization	Not relevant
	302–3 Energy intensity	Environmental indicators per full-time employee (FTE) Reporting standards and methodologies	GRI Document 2018 / 69 GRI Document 2018 / 67
	302–4 Reduction of energy consumption	GHG emissions Energy consumption Environmental targets and performance in our operations Reporting standards and methodologies	GRI Document 2018 / 62 GRI Document 2018 / 63 GRI Document 2018 / 63 GRI Document 2018 / 67
	302–5 Reductions in energy requirements of products and services	Not relevant for financial institutions, see FS8

GRI Standard	Disclosure	Reference	Page
Emissions
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Sustainability governance

Sustainability-related training and raising awareness

UBS in society management indicators

Our climate strategy

Environmental targets and performance in our operations

UBS in society constitutional document

Objectives 2019

Objectives and achievements 2018

Information relevant to all material topics

Refer to Submission  to the CDP climate change questionnaire for further information

GRI Document 2018 / 34

GRI Document 2018 / 82

GRI Document 2018 / 123

GRI Document 2018 / 37–40

GRI Document 2018 / 63

GRI Document 2018 / 101–103

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificates	GRI Document 2018 / 113 GRI Document 2018 / 92–95
GRI 305 Emissions	305–1 Direct (Scope 1) GHG emissions	Environmental indicators GHG emissions Reporting standards and methodologies	GRI Document 2018 / 68 GRI Document 2018 / 62 GRI Document 2018 / 67
	305–2 Energy indirect (Scope 2) GHG emissions	Environmental indicators GHG emissions Reporting standards and methodologies	GRI Document 2018 / 68 GRI Document 2018 / 62 GRI Document 2018 / 67
	305–3 Other indirect (Scope 3) GHG emissions	Environmental indicators GHG emissions Reporting standards and methodologies	GRI Document 2018 / 68 GRI Document 2018 / 62 GRI Document 2018 / 67
	305–4 GHG emissions intensity	Environmental indicators per full-time employee (FTE) Reporting standards and methodologies	GRI Document 2018 / 69 GRI Document 2018 / 67
	305–5 Reduction of GHG emissions	see 302–4
	305–6 Emissions of ozone-depleting substances (ODS)	Not relevant
	305–7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not relevant
Effluents and Waste
GRI 306 Effluents and Waste	306–2 Waste by type and disposal method	Environmental indicators Waste and recycling	GRI Document 2018 / 68 GRI Document 2018 / 66
Supplier Environmental Assessment
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Sustainability governance Objectives 2019 Objectives and achievements 2018 UBS in society constitutional document Responsible supply chain management Information relevant to all material topics	GRI Document 2018 / 34 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119 GRI Document 2018 / 101–103 GRI Document 2018 / 70–71 GRI Document 2018 / 113
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001	GRI Document 2018 / 113 GRI Document 2018 / 92–93

Appendix

GRI Standard	Disclosure	Reference	Page
GRI 308 Supplier Environmental Assessment	308–1 New suppliers that were screened using environmental criteria	Responsible supply chain management	GRI Document 2018 / 70–71
	308–2 Negative environmental impacts in the supply chain and actions taken	Responsible supply chain management	GRI Document 2018 / 70–71
Employment
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Governance – Compensation Committee

Employees

Our stakeholders –  Employees

Our employees

Compensation

Key policies and guidelines

Sustainable performance and compensation

Objectives 2019

Objectives and achievements 2018

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

Annual Report 2018 / 238

GRI Document 2018 / 27–29

GRI Document 2018 / 41–42

GRI Document 2018 / 75–76

Annual Report 2018 / 254–303

GRI Document 2018 / 35–36

GRI Document 2018 / 36–37

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
GRI 401 Employment	401–1 New employee hires and employee turnover	Employer of choice Our workforce at a glance	GRI Document 2018 / 27 GRI Document 2018 / 76–81
	401–2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Our employees	GRI Document 2018 / 75
401–3 Parental leave

Our employees

UBS employees: parental leave taken

Reason for omission: Information unavailable for GRI 401–3 c), d) and e). Data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the more than 50 countries in which we operate.

GRI Document 2018 / 75 GRI Document 2018 / 81
Training and Education
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Employees

Our stakeholders –  Employees

Our employees

Key policies and guidelines

Sustainable performance and compensation

Objectives 2019

Objectives and achievements 2018

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

GRI Document 2018 / 27–29

GRI Document 2018 / 41–42

GRI Document 2018 / 75–76

GRI Document 2018 / 35–36

GRI Document 2018 / 36–37

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113

GRI Standard	Disclosure	Reference	Page
GRI 404 Training and Education	404–1 Average hours of training per year per employee	UBS reports in training days instead of training hours. One training day equals eight training hours. Developing and retaining talent UBS employees 2018 – by the numbers	GRI Document 2018 / 28 GRI Document 2017 / 76–81
	404–2 Programs for upgrading employee skills and transition assistance programs	Employees Our employees	GRI Document 2018 / 27–28 GRI Document 2018 / 75–76
404–3 Percentage of employees receiving regular performance and career development reviews

Sustainable performance and compensation

Developing and retaining talent

As the performance review percentage covers approximately 99% of all our eligible employees, there is no added value for further breakdown by gender or employment category.

GRI Document 2018 / 36–37 GRI Document 2018 / 28
Diversity and Equal Opportunity
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Employees

Our stakeholders –  Employees

Our employees

Key policies and guidelines

Sustainable performance and compensation

Objectives 2019

Objectives and achievements 2018

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

GRI Document 2018 / 27–29

GRI Document 2018 / 41–42

GRI Document 2018 / 75–76

GRI Document 2018 / 35–36

GRI Document 2018 / 36–37

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
GRI 405 Diversity and Equal Opportunity	405–1 Diversity of governance bodies and employees	Employees UBS employees 2018 – by the numbers Members of the Board of Directors Skills, expertise and training of the Board of Directors Members of the Group Executive Board	GRI Document 2018 / 27–29 GRI Document 2018 / 76–81 Annual Report 2018 / 230–234 Annual Report 2018 / 241 Annual Report 2018 / 243–248
	405–2 Ratio of basic salary and remuneration of women to men	Sustainable performance and compensation Total Reward Principles	GRI Document 2018 / 36–37 Annual Report 2018 / 262
Non-discrimination
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Employees

Our stakeholders –  Employees

Our employees

Key policies and guidelines

Sustainable performance and compensation

Objectives 2019

Objectives and achievements 2018

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

GRI Document 2018 / 27–29

GRI Document 2018 / 41–42

GRI Document 2018 / 75–76

GRI Document 2018 / 35–36

GRI Document 2018 / 36–37

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

GRI Document 2018 / 113

Appendix

GRI Standard	Disclosure	Reference	Page
GRI 406 Non-discrimination	406–1 Incidents of discrimination and corrective actions taken

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

Annual Report 2018 / 413–420
Supplier Social Assessment
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Sustainability governance Objectives 2019 Objectives and achievements 2018 UBS in society constitutional document Responsible supply chain management Information relevant to all material topics	GRI Document 2018 / 34 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119 GRI Document 2018 / 101–103 GRI Document 2018 / 70–71 GRI Document 2018 / 113
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certificate	GRI Document 2018 / 113 GRI Document 2018 / 92–93
GRI 414 Supplier Social Assessment	414–1 New suppliers that were screened using social criteria	Responsible supply chain management	GRI Document 2018 / 70–71
	414–2 Negative social impacts in the supply chain and actions taken	Responsible supply chain management	GRI Document 2018 / 70–71
Local Communities
FS14	Initiatives to improve access to financial services for disadvantaged people.	Accessibility	GRI Document 2018 / 56
Public Policy
GRI 415 Public Policy	415–1 Political contributions	Our stakeholders – Politicians and political parties	GRI Document 2018 / 43
Marketing and Labelling
GRI 103 Management Approach GRI G4 Financial Services Sector Disclosures	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Regulation and supervision

Our Code of Conduct and Ethics

Suitability

Key policies and guidelines

Quality feedback management system

Financial literacy

Objectives 2019

Objectives and achievements 2018

Information relevant to all material topics

Annual Report 2018 / 43–44

GRI Document 2018 / 96–99

GRI Document 2018 / 55

GRI Document 2018 / 35–36

GRI Document 2018 / 41

GRI Document 2018 / 56

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113

GRI Standard	Disclosure	Reference	Page
GRI 417 Marketing and Labelling	417–1 Requirements for product and service information and labelling	Not relevant for financial services company See former FS15 which has been included in 103 for Marketing and Labelling (i.e., Suitability)
417–2 Incidents of non-compliance concerning product and service information and labelling

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

Annual Report 2018 / 413–420
417–3 Incidents of non-compliance concerning marketing communications

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

Annual Report 2018 / 413–420
Customer Privacy
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Regulation and supervision Our Code of Conduct and Ethics Information relevant to all material topics Objectives 2019 Objectives and achievements 2018	Annual Report 2018 / 43–44 GRI Document 2018 / 96–99 GRI Document 2018 / 113 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
GRI 418 Customer Privacy	418–1 Substantiated complaints concerning breaches of customer privacy and losses of customer data

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

Annual Report 2018 / 413–420
Socioeconomic Compliance
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Our Code of Conduct and Ethics Operational risk Information relevant to all material topics Objectives 2019 Objectives and achievements 2018	GRI Document 2018 / 96–99 Annual Report 2018 / 170–172 GRI Document 2018 / 113 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
GRI 419 Socioeconomic Compliance	419–1 Non-compliance with laws and regulations in the social and economic area

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

Annual Report 2018 / 413–420

Appendix

GRI Standard	Disclosure	Reference	Page
Product Portfolio
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Sustainability governance

Society

Key policies and guidelines

Our Code of Conduct and Ethics

UBS in society constitutional document

Our climate strategy

Objectives 2019

Objectives and achievements 2018

Environmental and social risk policy framework

Our clients

Sustainability-related training and raising awareness

UBS in society management indicators

Information relevant to all material topics

GRI Document 2018 / 34

GRI Document 2018 / 30–32

GRI Document 2018 / 35–36

GRI Document 2018 / 96–99

GRI Document 2018 / 101–103

GRI Document 2018 / 37–40

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 104–110

GRI Document 2018 / 50–54

GRI Document 2018 / 82

GRI Document 2018 / 123

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certification	GRI Document 2018 / 113 GRI Document 2018 / 92–93
GRI G4 Financial Services Sector Disclosures	FS6 Percentage of the portfolio for business lines by specific region, size (e.g. micro/SME/large) and by sector

Global Wealth Management

Global Wealth Management

Personal & Corporate Banking

Personal & Corporate Banking

Asset Management

Asset Management

Investment Bank

Investment Bank

Market risk

Country risk

Credit risk

Basel III Pillar 3 UBS Group AG 2018 report

GRI Document 2018 / 10–11

Annual Report 2018 / 82–85

GRI Document 2018 / 12–13

Annual Report 2018 / 86–91

GRI Document 2018 / 14–15

Annual Report 2018 / 92–96

GRI Document 2018 / 16–17

Annual Report 2018 / 97–102

Annual Report 2018 / 154–164

Annual Report 2018 / 165–169

Annual Report 2018 / 133–153

https://www.ubs.com/global/en/about_ubs/investor_relations/pillar3-disclosures.html

	FS7 Monetary value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	Our clients	GRI Document 2018 / 50–54
	FS8 Monetary value of products and services designed to deliver a specific environmental benefit for each business line broken down by purpose	Our climate strategy Calculating and reporting on climate change-related financing and advisory activities	GRI Document 2018 / 37–40 GRI Document 2018 / 111
Audit
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	UBS in society constitutional document UBS in society management indicators Objectives 2019 Objectives and achievements 2018	GRI Document 2018 / 101–103 GRI Document 2018 / 123 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certification	GRI Document 2018 / 113 GRI Document 2018 / 92–93

GRI Standard	Disclosure	Reference	Page
Active Ownership
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Society

Sustainability governance

UBS in society constitutional document

Sustainable investments

Stewardship / voting rights

Environmental and social risk policy framework

Objectives 2019

Objectives and achievements 2018

Information relevant to all material topics

GRI Document 2018 / 30–32

GRI Document 2018 / 34

GRI Document 2018 / 101–103

GRI Document 2018 / 50–51

GRI Document 2018 / 51

GRI Document 2018 / 104–110

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certification	GRI Document 2018 / 113 GRI Document 2018 / 92–93
GRI G4 Financial Services Sector Disclosures	FS10 Percentage and number of companies held in the institution’s portfolio with which the reporting organization has interacted on environmental or social issues

Reason for omission: Our interactions with companies take a comprehensive ESG approach. Selective quantitative data provision on environmental and social issues only is therefore not practical.

Stewardship / voting rights

GRI Document 2018 / 51
	FS11 Percentage of assets subject to positive and negative environmental or social screening	Sustainable investments	GRI Document 2018 / 50–51

Appendix

Topics not covered by the topic-specific standards
GRI Standard	Disclosure	Reference	Page
Digital Innovation
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Our focus on technology Digital innovation Information relevant to all material topics Objectives 2019 Objectives and achievements 2018	GRI Document 2018 / 24–25 GRI Document 2018 / 113 GRI Document 2018 / 113 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
	KPI: USD billion spent on technology	Our focus on technology	GRI Document 2018 / 24–25
Operational Efficiency and Effectiveness
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
	103–2 The management approach and its components	Corporate Center Our strategy Our focus on technology Objectives 2019 Objectives and achievements 2018 Information relevant to all material topics	GRI Document 2018 / 18 GRI Document 2018 / 6 GRI Document 2018 / 24–25 GRI Document 2018 / 120–122 GRI Document 2018 / 115–119 GRI Document 2018 / 113
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
	KPI: Adjusted cost / income ration	Our Key Figures	Annual Report 2018 / 6–7
Client Experience
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Our Code of Conduct and Ethics

Quality feedback management system

Clients

Current market climate and industry trends

Our strategy

Objectives 2019

Objectives and achievements 2018

Information relevant to all material topics

GRI Document 2018 / 96–99

GRI Document 2018 / 41

GRI Document 2018 / 22–23

GRI Document 2018 / 19–21

GRI Document 2018 / 6

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
	KPI: Net new money growth (%) for Global Wealth Management	Global Wealth Management Net new money growth	Annual Report 2018 / 82

GRI Standard	Disclosure	Reference	Page
Working Culture and Environment
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics	GRI Document 2018 / 44–49 GRI Document 2018 / 114
103–2 The management approach and its components

Governance – Compensation Committee

Employees

Our stakeholders – Employees

Our employees

Key policies and guidelines

Sustainable performance and compensation

Objectives 2019

Objectives and achievements 2018

Information relevant to specific material topics – Employee topics

Health and safety statement

Our Code of Conduct and Ethics

Information relevant to all material topics

Annual Report 2018 / 238

GRI Document 2018 / 27–29

GRI Document 2018 / 41–42

GRI Document 2018 / 75–76

GRI Document 2018 / 35–36

GRI Document 2018 / 36–37

GRI Document 2018 / 120–122

GRI Document 2018 / 115–119

GRI Document 2018 / 113

GRI Document 2018 / 112

GRI Document 2018 / 96–99

GRI Document 2018 / 113

	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2018 / 113
	KPI: Overall engagement ratings	Our stakeholders – Employees	GRI Document 2018 / 41–42

Appendix

Risk evaluation

In pursuance of the requirements of the German law implementing the EU directive 2014/95 (on non-financial disclosures, CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) this section includes an evaluation of the risks that have a high probability of potential negative impacts upon the "aspects" covered by said law.

Combating money laundering and terrorist financing has been a major focus of government policies relating to financial institutions in recent years. The US Bank Secrecy Act and other laws and regulations applicable to UBS require the maintenance of effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients. Failure to maintain and implement adequate programs to prevent money laundering and terrorist financing could result in significant legal and reputation risk. In addition, we are subject to laws and regulations, in jurisdictions in which we operate, prohibiting corrupt or illegal payments to government officials and others, including the US Foreign Corrupt Practices Act and the UK Bribery Act. We maintain policies, procedures and internal controls intended to comply with these regulations.

We may be unable to retain and attract qualified employees. The amount and structure of our employee compensation is affected not only by our business results but also by competitive factors and regulatory considerations. In recent years, in response to the demands of various stakeholders, including regulatory authorities and shareholders, and in order to better align the interests of our staff with other stakeholders, we have increased average deferral periods for stock awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards linked to business performance. We have also introduced individual caps on the proportion of fixed to variable pay for the Group Executive Board (GEB) members, as well as certain other employees. Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees. The loss of key staff and the inability to attract qualified replacements could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment, and affect our business performance.

→   Refer to the “Risk factors” and "Regulation and supervision" sections of UBS's Annual Report 2018

Non-financial disclosures in accordance with German law implementing the EU directive 2014/95

This GRI Document also includes our firm's disclosures of non-financial information required by German law implementing the EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG). These disclosures can be found in the sections and the pages indicated below. Due to the differing materiality requirements of the GRI Standards and of CSR-RUG the material topics listed in the CSR-RUG index are therefore limited to the matters ("Belange") addressed by CSR-RUG.

	Section in GRI document 2018	Page(s)
About this report (including framework)	About this GRI document	2
Description of the business model	Our strategy, business model and environment	5–32
Material risks	Risk evaluation	142

Non-financial aspects	Section in GRI document 2018	Page(s)
Broad thematic issues affecting all nonfinancial aspects

–   Our governance and policies

–   Sustainable investments

–   Sustainability-related training and raising awareness

–   UBS sustainability objectives and achievements 2018 and sustainability objectives 2019

–   Impact of material GRI topics

		34–37 50–51 82 115–122 114
Environmental and human rights matters (Material topics: Climate action; Environmental and social risk management; Sustainable investing)

–   Society

–   Environment and human rights

–   Our climate strategy – taking action to support a low-carbon economy

–   Management of environmental and social risks

–   Our stakeholders: Suppliers

–   Responsible supply chain management

–   In-house environmental management

		30–32 59 37–40 59 44 70–71 62–69
Social and employee matters (Working culture and environment; Talent management; Compensation; Diversity and inclusion; Community investing)	– Society – Our Employees – Sustainable performance and compensation – Our stakeholders: Employees – Our employees – Our communities	30–32 27–29 36–37 41–42 75–81 83–87
Anti-corruption and bribery matters (Combating financial crime as sub-topic of Regulatory compliance)	– Combating financial crime	71

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                                        UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

                                                                        UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date:  March 18, 2019